                                 HOLLINGER INC.
                         NOTICE OF SPECIAL MEETING AND
                           MANAGEMENT PROXY CIRCULAR

                                (HOLLINGER LOGO)

                               IN CONNECTION WITH
                     THE SPECIAL MEETING OF THE HOLDERS OF
                           RETRACTABLE COMMON SHARES
                        AND SERIES II PREFERENCE SHARES
                     TO BE HELD ON THURSDAY, MARCH 31, 2005

                                 TO CONSIDER A
                       PROPOSED GOING PRIVATE TRANSACTION
                           BY WAY OF A CONSOLIDATION

                                 MARCH 4, 2005

The information contained herein is given as of March 4, 2005 except where otherwise indicated. The information contained herein concerning Hollinger International Inc. and its subsidiaries and/or The Ravelston Corporation Limited and its subsidiaries was supplied by such companies or has been taken from or is based on publicly available documents or records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by Hollinger Inc.

The proposed transaction described herein involves a consolidation in respect of the securities of a Canadian company. The consolidation is subject to disclosure requirements of Canada which are different from those of the United States.

                                (HOLLINGER LOGO)

                                 HOLLINGER INC.
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7

                         ------------------------------
                  NOTICE OF SPECIAL MEETING OF THE HOLDERS OF
           RETRACTABLE COMMON SHARES AND SERIES II PREFERENCE SHARES
                                 MARCH 31, 2005

                         ------------------------------

     NOTICE IS HEREBY GIVEN that a special meeting (the "MEETING") of the holders of retractable common shares (the "COMMON SHARES") and exchangeable non-voting preference shares Series II (the "SERIES II PREFERENCE SHARES") of Hollinger Inc. (the "CORPORATION") will be held at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, on THURSDAY, MARCH 31, 2005 AT 10:00 A.M. (TORONTO TIME), for the following purposes:

     1. to consider and, if deemed appropriate, to pass, with or without amendment, a special resolution (the "CS CONSOLIDATION RESOLUTION") of the holders of the Common Shares to amend the articles of the Corporation to effect; (a) a consolidation (the "CS CONSOLIDATION") of all of the issued and outstanding Common Shares on the basis of one post-CS Consolidation Common Share for every 5,766,783 pre-CS Consolidation Common Shares; and (b) the PS Consolidation (as defined below), all as more particularly described in the accompanying Management Proxy Circular of the Corporation;

     2. to consider and, if deemed appropriate, to pass, with or without amendment, a special resolution (the "PS CONSOLIDATION RESOLUTION") of the holders of the Series II Preference Shares to amend the articles of the Corporation to effect a consolidation (the "PS CONSOLIDATION") of all of the issued and outstanding Series II Preference Shares on the basis of one post-PS Consolidation Series II Preference Share for every 1,701,995 pre-PS Consolidation Series II Preference Shares, all as more particularly described in the accompanying Management Proxy Circular of the Corporation; and

     3. to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

     A copy of the Management Proxy Circular and forms of proxy for use at the Meeting accompany this notice. The full text of the CS Consolidation Resolution and the PS Consolidation Resolution are set out in Appendices A and B, respectively, to the Management Proxy Circular.

     The board of directors of the Corporation has fixed the close of business on Tuesday, March 1, 2005 as the record date for determining the holders of record of Common Shares and Series II Preference Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

     If you do not attend the Meeting in person, you may appoint a proxyholder or one or more alternate proxyholders to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Shareholders are asked to promptly complete, sign, date and return the enclosed applicable form of proxy in the envelope provided and mail it to, or deposit it by hand with, the Proxy Department at Computershare Trust Company of Canada, 100 University Avenue, 11th floor, Toronto, Ontario M5J 2Y1. TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BY THE CORPORATION, OR BY COMPUTERSHARE TRUST COMPANY OF CANADA AT ITS ADDRESS SET OUT IN THE PRECEDING SENTENCE, NOT LATER THAN 10:00 A.M. (TORONTO TIME) ON TUESDAY, MARCH 29, 2005, OR, IF IN THE CASE OF ANY ADJOURNMENT(S) OR POSTPONEMENT(S) OF THE MEETING, NOT LATER THAN THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE ADJOURNED OR POSTPONED MEETING.

     Under Section 190 of the Canada Business Corporations Act (the "CBCA"), a registered holder of: (a) Common Shares may dissent in respect of the CS Consolidation Resolution approving the CS Consolidation described in the accompanying Management Proxy Circular; and (b) Series II Preference Shares may dissent in respect of the CS Consolidation Resolution and the PS Consolidation Resolution approving the CS Consolidation and the PS Consolidation, respectively, described in the accompanying Management Proxy Circular. If the CS Consolidation and the PS Consolidation are completed, dissenting shareholders who comply with procedures set forth in the CBCA will be entitled to be paid the fair value of their shares. This dissent right is summarized in Appendix D to the Management Proxy Circular and Section 190 of the CBCA is set forth in Appendix E to the Management Proxy Circular. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 190 OF THE CBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT OF DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF COMMON SHARES AND/OR SERIES II PREFERENCE SHARES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDERS OF SUCH SHARES ARE ENTITLED TO DISSENT. ACCORDINGLY, IF YOU ARE SUCH A BENEFICIAL OWNER OF COMMON SHARES AND/OR SERIES II PREFERENCE SHARES DESIRING TO EXERCISE YOUR RIGHT OF DISSENT, YOU MUST MAKE ARRANGEMENTS FOR THE COMMON SHARES AND/OR SERIES II PREFERENCE SHARES BENEFICIALLY OWNED BY YOU TO BE REGISTERED IN YOUR NAME PRIOR TO THE TIME THAT THE WRITTEN OBJECTION TO THE CS CONSOLIDATION RESOLUTION AND/OR THE PS CONSOLIDATION RESOLUTION, AS APPLICABLE, IS REQUIRED TO BE RECEIVED BY THE CORPORATION OR, ALTERNATIVELY, MAKE ARRANGEMENTS FOR THE REGISTERED HOLDER OF YOUR COMMON SHARES AND/OR SERIES II PREFERENCE SHARES TO DISSENT ON YOUR BEHALF. SHAREHOLDERS WHO PREVIOUSLY SUBMITTED THEIR COMMON SHARES AND/OR SERIES II PREFERENCE SHARES FOR RETRACTION WHO WISH TO DISSENT SHOULD BE AWARE THAT
SECTION 190 OF THE CBCA REQUIRES, AMONG OTHER THINGS, THAT A DISSENTING SHAREHOLDER HAVE A SHARE CERTIFICATE. ACCORDINGLY, IF YOU ARE SUCH A SHAREHOLDER, YOU MUST MAKE ARRANGEMENTS TO WITHDRAW YOUR RETRACTION REQUEST AND OBTAIN THE RETURN OF YOUR SHARE CERTIFICATE(S). IN ORDER TO EXERCISE YOUR WITHDRAWAL RIGHT, SHAREHOLDERS SHOULD CONTACT THE COMPUTERSHARE CALL CENTRE -- SHAREHOLDER SERVICES AT 1 (800) 564-6253.

DATED at Toronto, Ontario, as of the 4th day of March, 2005.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         (Signed) DONALD M.J. VALE
                                                   President

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
INFORMATION FOR U.S. SHAREHOLDERS...............    3
FORWARD-LOOKING STATEMENTS......................    4
IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS.......    4
GLOSSARY OF TERMS...............................    6
SUMMARY OF CIRCULAR.............................   12
GENERAL PROXY INFORMATION.......................   17
  Solicitation of Proxies.......................   17
  Appointment and Revocation of Proxies.........   17
  Advice to Non-Registered Holders..............   17
  Voting of Proxies.............................   18
  Authorized Capital, Voting Shares and
    Principal Holders Thereof...................   19
INFORMATION REGARDING THE CONSOLIDATION AND
  GOING PRIVATE TRANSACTION.....................   20
  Background and Purpose of the Meeting.........   20
  Terms and Effect of the Common Share
    Consolidation...............................   21
  Terms and Effect of the Series II Preference
    Share Consolidation.........................   22
  CCPRs.........................................   23
  Anticipated Dividend on the Outstanding Series
    II Preference Shares........................   29
  Retraction Status of Common Shares............   29
  Shareholder Approvals.........................   29
  Regulatory Matters............................   30
  Independent Privatization Committee...........   31
  Board of Directors -- Recommendations.........   37
  Motion to the Court...........................   37
  Valuation.....................................   37
  Prior Valuations..............................   39
  Updated Valuation.............................   39
  Procedure for Receipt of Consideration........   39
  Judicial Developments.........................   43
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS......   43
  Residents of Canada...........................   44
  Non-Residents of Canada.......................   47
CERTAIN U.S. TAX CONSEQUENCES FOR SHAREHOLDERS
  THAT ARE NOT U.S. PERSONS OF OWNING
  INTERNATIONAL A SHARES AS A RESULT OF THE PS
  CONSOLIDATION.................................   48
  Dividends.....................................   48
  Disposition of International A Shares.........   48
  Backup Withholding and Information
    Reporting...................................   49
  Federal Estate Taxes..........................   49
RIGHT OF DISSENT................................   49
EXPENSES OF THE CONSOLIDATION AND SOURCE OF
  FUNDS.........................................   49
INTEREST OF CERTAIN PERSONS IN THE
  CONSOLIDATION.................................   49
EFFECT OF THE CONSOLIDATION ON MARKETS AND
  LISTING.......................................   50

                                                  PAGE
                                                  ----
INFORMATION REGARDING THE CORPORATION...........   50
  General.......................................   50
  Capital Structure.............................   50
  Senior Secured Notes..........................   50
  Ownership of Securities of the Corporation....   51
  Management and Insider Cease Trade Orders.....   51
  Inspection....................................   51
  Commitments to Acquire Securities of the
    Corporation.................................   51
  Benefits from the Consolidation...............   52
  Price Range and Trading Volumes of the
    Shares......................................   52
  Dividend Policy...............................   52
  Previous Purchases, Sales and Distributions...   53
  Interests of Informed Persons in Material
    Transactions................................   53
  Executive Compensation........................   56
  Summary Compensation Table....................   57
  Options/Stock Appreciation Rights.............   58
  Management Contracts..........................   59
  Management Services...........................   59
  Securities Authorized for Issuance under
    Equity Compensation Plans...................   60
  Indebtedness of Directors and Executive
    Officers....................................   60
  Arrangements Between the Corporation and
    Securityholders.............................   61
  Arrangements with Directors and Executive
    Officers....................................   61
  Composition of the Compensation Committee.....   62
  Report on Executive Compensation..............   62
  Shareholder Return Performance Graph..........   63
  Material Changes in the Affairs of the
    Corporation and Other Material Facts
    Concerning the Corporation..................   63
STATEMENT OF CORPORATE GOVERNANCE PRACTICES.....   64
INFORMATION IN RESPECT OF INTERNATIONAL.........   69
  General.......................................   69
  Capital Structure.............................   69
  Material Changes in the Affairs of
    International and Other Material Facts
    Concerning International....................   69
INFORMATION IN RESPECT OF RCL...................   69
ADDITIONAL INFORMATION..........................   70
CONSENT OF GMP..................................   70
APPROVAL OF NOTICE AND CIRCULAR.................   70
APPENDIX A -- CS CONSOLIDATION RESOLUTION.......  A-1
APPENDIX B -- PS CONSOLIDATION RESOLUTION.......  B-1
APPENDIX C -- GMP VALUATION.....................  C-1
APPENDIX D -- SUMMARY OF PROCEDURE TO EXERCISE
  DISSENT RIGHT.................................  D-1
APPENDIX E -- SECTION 190 OF THE CANADA BUSINESS
  CORPORATIONS ACT..............................  E-1

                       INFORMATION FOR U.S. SHAREHOLDERS

     THE SECURITIES TO BE ISSUED OR DELIVERED IN CONNECTION WITH OR UPON COMPLETION OF THE CONSOLIDATION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION, NOR IS SUCH REGISTRATION CONTEMPLATED. THE SECURITIES TO BE ISSUED OR DELIVERED IN CONNECTION WITH OR UPON COMPLETION OF THE CONSOLIDATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MANAGEMENT PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS MANAGEMENT PROXY CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS MANAGEMENT PROXY CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES TO BE ISSUED OR DELIVERED IN CONNECTION WITH OR UPON COMPLETION OF THE CONSOLIDATION, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS MANAGEMENT PROXY CIRCULAR NOR ANY ISSUANCE OR DELIVERY OF THE SECURITIES CONTEMPLATED IN CONNECTION WITH OR UPON COMPLETION OF THE CONSOLIDATION SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS MANAGEMENT PROXY CIRCULAR.

     SHAREHOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS MANAGEMENT PROXY CIRCULAR AS LEGAL, TAX OR FINANCIAL ADVICE AND SHOULD CONSULT WITH THEIR OWN PROFESSIONAL ADVISORS AS TO RELEVANT LEGAL, TAX, FINANCIAL OR OTHER MATTERS IN CONNECTION HEREWITH. IN PARTICULAR, THE U.S. TAX TREATMENT OF THE CONSOLIDATION AND THE RECEIPT OF CCPRS AND INTERNATIONAL A SHARES FOR SHAREHOLDERS THAT ARE U.S. PERSONS IS COMPLEX AND WILL DEPEND UPON THE SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES. SUCH U.S. PERSONS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

     The Corporation is a corporation existing under the laws of Canada. Some or all of the directors and officers of the Corporation, as well as experts named in this Management Proxy Circular, are residents of Canada or of another country other than the United States and all or a substantial portion of their assets and a portion of the assets of the Corporation are located outside the United States. As a result, it may be difficult for shareholders to effect service within the United States upon the directors, officers and experts who are not residents of the United States, to enforce their rights or any claims they may have arising under United States federal securities laws, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws. There is some doubt as to the enforceability in Canada against the Corporation or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

     The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, management proxy circulars and other information with the SEC. Such reports, management proxy circulars and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and free copies thereof may be obtained at the SEC's Internet website (www.sec.gov). Copies of such material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the principal office of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                           FORWARD-LOOKING STATEMENTS

     This Management Proxy Circular contains certain forward-looking statements. Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Management Proxy Circular that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as future capital (including the amounts and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies, joint ventures or partnerships in which the Corporation has equity investments are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of: (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive actions by other companies; (iv) changes in laws; and (vi) other factors, many of which are beyond the control of the Corporation.

     ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE CORPORATION, OR PERSONS ACTING ON ITS BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH ABOVE. READERS OF THIS MANAGEMENT PROXY CIRCULAR ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT PROXY CIRCULAR, WHICH REFLECT THE ANALYSIS OF MANAGEMENT ONLY AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, OR SUCH EARLIER DATE AS IS OTHERWISE INDICATED. THE CORPORATION UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY REVISION TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS MANAGEMENT PROXY CIRCULAR OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                   IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS

     In considering the consolidation resolutions set forth herein, shareholders of the Corporation should carefully regard the following important considerations.

     AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, THE CORPORATION IS NOT CURRENT IN ALL FILINGS IT IS REQUIRED TO MAKE PURSUANT TO APPLICABLE CANADIAN SECURITIES LAWS. In particular, the Corporation has failed to file: (i) its interim financial statements (and interim management's discussion & analysis related thereto) for the three-month period ended March 31, 2004; (ii) its interim financial statements (and interim management's discussion & analysis related thereto) for the six-month period ended June 30, 2004; (iii) its interim financial statements (and interim management's discussion & analysis related thereto) for the nine-month period ended September 30, 2004; (iv) its annual financial statements (and annual management's discussion & analysis related thereto) for the year ended December 31, 2003; and (v) its annual information form for the year ended December 31, 2003. As the Corporation's 2003 annual financial statements are not complete, the Corporation has obtained an order of the Ontario Superior Court of Justice extending the time for calling the Corporation's 2004 annual shareholders' meeting to a date not later than June 30, 2005.

     The Corporation's principal asset is its interest in Hollinger International Inc. As of March 3, 2005, the Corporation owned, directly or indirectly, approximately 17.4% of the equity and 66.8% of the voting interest in Hollinger International Inc. AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, HOLLINGER INTERNATIONAL INC. IS NOT CURRENT IN ALL FILINGS IT IS REQUIRED TO MAKE PURSUANT TO APPLICABLE CANADIAN SECURITIES LAWS. In particular, Hollinger International Inc. has failed to file: (i) its interim financial statements (and interim management's discussion & analysis related thereto) for the three-month period ended March 31, 2004; (ii) its interim financial statements (and interim management's discussion & analysis related thereto) for the six-month period ended June 30, 2004; and (iii) its interim financial statements (and interim management's discussion & analysis related thereto) for the nine-month period ended September 30, 2004.

     In June, 2004, the Ontario Securities Commission and various other Canadian securities regulatory authorities issued a cease trade order prohibiting certain current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions. Such order will remain in place until two full business days after the Corporation's required filings with such regulators are brought up to date in compliance with applicable Canadian securities law. Applicable policies and notices of the Canadian securities regulatory authorities relating to management and insider cease trade orders provide that if an issuer has not filed its delinquent financial statements within two months from an issuer first notifying such authorities of its default, the issuer will generally be subject to a full issuer cease trade order.

     On January 27, 2005, Hollinger International Inc. announced that the Special Committee of its board of directors had determined that the Shareholder Rights Plan (commonly known as a "poison pill") adopted on January 25, 2004 will continue in effect by its terms until February 5, 2014. Under the Plan, if any person or group acquires 20% or more of the voting power of Hollinger International Inc.'s outstanding common stock without the approval of the board of directors or the Corporate Review Committee of the board of directors of Hollinger International Inc., there would be a triggering event potentially causing significant dilution in the voting power of such person or group. Although the Plan exempts the Corporation as the current holder of over 20% of the voting power of Hollinger International Inc.'s common stock, it does not exempt any direct or indirect transferee of that interest.

     Pursuant to an order of the Ontario Superior Court of Justice, Ernst & Young Inc. was appointed as inspector pursuant to subsection 229(1) of the CBCA to conduct an investigation of certain of the affairs of the Corporation. The mandate of Ernst & Young Inc. is principally to investigate and report to the Court upon the facts in relation to any "related party transaction" (as defined in the Court order) between the Corporation (including any of its subsidiaries, other than Hollinger International Inc. or its subsidiaries), and a "related party" for the period January 1, 1997 to the date of the order. Although various interim reports of Ernst & Young Inc. have been filed with the Court, a final report of Ernst & Young Inc. has not been filed with the Court as of the date of this Management Proxy Circular and it is not anticipated that such a final report will be filed with the Court prior to the special meeting of shareholders of the Corporation.

     The consolidation of the Corporation's outstanding shares being considered by the Corporation's shareholders at the special meeting would not be permitted under the Corporation's financing arrangements. However, pursuant to amendments to the indentures governing the Corporation's 11.875% Senior Secured Notes due 2011 for which consents were previously obtained by the Corporation from holders of a majority in aggregate principal amount of such senior notes, the Corporation would be permitted to effect the proposed consolidation of its shares. Such amendments will become effective if, and only if, all necessary corporate, shareholder and regulatory approvals in connection with the consolidation of the Corporation's outstanding retractable common shares have been obtained on or prior to March 31, 2005. In the event that all such approvals are not obtained by such date (including by reason of the meeting of shareholders being adjourned or postponed to a date after March 31, 2005), absent a further consent of the holders of a requisite amount of the Corporation's senior notes, the Corporation would not be permitted, under its financing arrangements, to implement the proposed consolidation. There can be no assurances that any such consent, if sought, could be obtained.

                               GLOSSARY OF TERMS

     The following terms and expressions used herein have the following meanings, unless the context otherwise requires.

     "ADDITIONAL AMOUNT PER SHARE" means an additional amount per Common Share equal to the difference, if any, by which the mid-point of the Updated Valuation Range (rounded to two decimal places) exceeds $7.39, being the mid-point of the value range determined for the Common Shares in the Valuation;

     "ADDITIONAL CCPR FUNDING AMOUNT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "AFFILIATE" has the meaning ascribed thereto in the OSA;

     "ALTERNATIVE FINANCIAL INFORMATION" means the unaudited market value balance sheet of the Corporation as at September 30, 2004 in which the Corporation's investments in subsidiaries and other companies (other than those that carry out head office functions) are not consolidated;

     "AMF" means the Autorite des marches financiers (Quebec);

     "ARGUS" means Argus Corporation Limited, a corporation existing under the laws of Canada, all of the voting securities of which are owned by RCL;

     "ASSOCIATE" has the meaning ascribed thereto in the OSA;

     "BOARD OF DIRECTORS" or "BOARD" means the board of directors of the Corporation;

     "BUSINESS DAY" means any day other than a Saturday, a Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Toronto, Ontario;

     "CBCA" means the Canada Business Corporations Act, as amended, and all regulations promulgated thereunder;

     "CATALYST" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- Background and Purpose of the Meeting";

     "CCPR" means one contingent cash payment right created and allocated by the CCPR Trust;

     "CCPR AGREEMENT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CCPR DECLARATION OF TRUST" means the declaration of trust governing the CCPR Trust to be entered into among the Corporation and the CCPR Trustees, pursuant to which the CCPRs are to be created and allocated;

     "CCPR INITIAL TERM" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CCPR TERM" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CCPR TRUST" means a trust formed under the laws of the Province of Ontario pursuant to the CCPR Declaration of Trust and known as the "Hollinger Inc. Contingent Cash Payment Rights Trust";

     "CCPR TRUST CONSENT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CCPR TRUSTEES" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CIRCULAR" means this Management Proxy Circular, including all appendices thereof;

     "CLOSE OF BUSINESS" on any given date means the time on such date (or, if such date is not a Business Day, the next following Business Day) at which the office of the Depositary in Toronto, Ontario becomes closed to the public;

     "COMMON SHARE APPROVALS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Background and Purpose of the Meeting";

     "COMMON SHARE CONSIDERATION" means $7.60 plus the Additional Amount per Share, if any, in cash for each Common Share held by Common Shareholders immediately prior to the Effective Date, as more fully described in this Circular;

     "COMMON SHAREHOLDERS" means the holders of Common Shares, and "COMMON SHAREHOLDER" means any one of them;

     "COMMON SHARES" means the retractable common shares in the capital of the Corporation existing prior to the CS Consolidation;

     "CONSOLIDATION" means, collectively, the CS Consolidation and the PS Consolidation;

     "CORPORATION" means Hollinger Inc., a corporation existing under the laws of Canada;

     "COURT" means the Ontario Superior Court of Justice;

     "COURT ORDER" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "CRA" means the Canada Revenue Agency;

     "CS CONSOLIDATION" means the consolidation of all of the issued and outstanding Common Shares on the basis of one New Common Share for every 5,766,783 Common Shares, as described in this Circular and the CS Consolidation Resolution;

     "CS CONSOLIDATION RESOLUTION" means the special resolution of the Common Shareholders to be considered at the Meeting to effect the CS Consolidation and the PS Consolidation, substantially in the form set forth in Appendix A to this Circular;

     "DEBT COMMITMENTS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Background and Purpose of the Meeting";

     "DELAWARE ORDER" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Interests of Informed Persons in Material Transactions";

     "DEPOSITARY" means Computershare Investor Services Inc.;

     "DIRECTORS' SHARE UNIT PLAN" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Executive Compensation -- Description of Directors' Remuneration";

     "DISSENTING SHAREHOLDER" means a Registered Shareholder who, in connection with either the CS Consolidation Resolution and/or the PS Consolidation Resolution, has exercised the right of dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof and has thereby become entitled to receive the fair value of the Common Shares and/or the Series II Preference Shares held by that Common Shareholder and/or Preferred Shareholder, as applicable, provided that a Registered Shareholder who fails to strictly comply with the requirements of Section 190 of the CBCA shall be deemed not to be a "Dissenting Shareholder";

     "E&Y REPORT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "EFFECTIVE DATE" means, with respect to the CS Consolidation, the date shown on the certificate of amendment to be issued in respect of the CS Consolidation and, with respect to the PS Consolidation, the date shown on the certificate of amendment to be issued in respect of the PS Consolidation, each of which date is anticipated to be on or about April 8, 2005;

     "EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Effective Date;

     "ENABLING TRANSACTIONS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Background and Purpose of the Meeting";

     "FINAL ADJUDICATION" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "FINAL PAYMENT" means the payment of the Additional Amount per Share, if any, in cash for each Common Share held by Common Shareholders immediately prior to the Effective Date in connection with the Common Share Consideration;

     "GMP" means GMP Securities Ltd.;

     "HOLLINGER CONTROLLED LITIGATION" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "HOLLINGER CONTROLLED LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "HOLLINGER CONTROLLED NET LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "HOLLINGER DEFENCE ACTIONS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "HOLLINGER ESCROW ACCOUNT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "HOLLINGER INDEPENDENT DIRECTORS' TRUST" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Interests of Informed Persons in Material Transactions";

     "HOLLINGER L.P." means Hollinger Canadian Newspapers, Limited Partnership;

     "HOLLINGER MANAGEMENT AGREEMENT" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Management Contracts";

     "HOLLINGER MICTO" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Management and Insider Cease Trade Orders";

     "INDENTURE DEFAULT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "INDENTURES" means the indentures governing the Senior Secured Notes, as amended, amended and restated, supplemented or otherwise modified from time to time;

     "INDEPENDENT COMMITTEE" means a committee of independent members of the Board of Directors currently consisting of Paul A. Carroll, Q.C., Robert J. Metcalfe, Donald M.J. Vale, Gordon W. Walker, Q.C. and Allan Wakefield;

     "INDEPENDENT VALUATOR" means a valuator with appropriate qualifications selected by the Independent Privatization Committee that is independent of all interested parties (as such term is defined in OSC Rule 61-501) in respect of the Consolidation;

     "INDEPENDENT PRIVATIZATION COMMITTEE" means a committee of the Board of Directors established by way of resolution dated October 28, 2004 and currently consisting of Robert J. Metcalfe and Allan Wakefield, each of whom is independent of the Corporation and RCL, with Mr. Metcalfe as Chairman thereof;

     "INITIAL CCPR FUNDING AMOUNT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "INITIAL DETERMINATION" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "INITIAL PAYMENT" means the payment of $7.60 in cash for each Common Share held by Common Shareholders immediately prior to at the Effective Date in connection with the Common Share Consideration;

     "INSPECTION" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Inspection";

     "INSPECTOR" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Inspection";

     "INTERNATIONAL" means Hollinger International Inc., a corporation existing under the laws of the State of Delaware;

     "INTERNATIONAL A SHARES" means the shares of Class A Common Stock in the capital of International;

     "INTERNATIONAL B SHARES" means the shares of Class B Common Stock in the capital of International;

     "INTERNATIONAL MICTO" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Management and Insider Cease Trade Orders";

     "INTERNATIONAL STATEMENTS" means the audited annual financial statements of International for the year ended December 31, 2004;

     "LETTERS OF TRANSMITTAL" means the letters of transmittal (printed on yellow and pink paper), to be completed by a Common Shareholder or Preferred Shareholder, as applicable, in order to receive the Common Share Consideration or the Preferred Share Consideration, respectively, in the forms accompanying this Circular, or facsimiles thereof;

     "LITIGATION ACCOUNT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "LITIGATION PANEL" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "MANAGEMENT" means the management of the Corporation;

     "MEETING" means the special meeting of Common Shareholders and Preferred Shareholders to be held on Thursday, March 31, 2005 to consider and, if thought advisable, approve the CS Consolidation Resolution and the PS Consolidation Resolution, and any adjournment(s) or postponement(s) thereof;

     "MINORITY SHAREHOLDERS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- Shareholder Approvals";

     "MOTION" means the motion filed on February 25, 2005 in the Ontario Superior Court of Justice by the members of the Independent Committee for, among other things, advice and direction as to whether in the circumstances the Consolidation should be put to the Shareholders before the Inspector delivers its final report;

     "NET LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "NEW COMMON SHARES" means the retractable common shares in the capital of the Corporation following the CS Consolidation;

     "NEW SERIES II PREFERENCE SHARES" means the exchangeable non-voting preference shares Series II in the capital of the Corporation following the PS Consolidation;

     "NOTICE" means the notice of the Meeting accompanying this Circular;

     "OPTION PLAN" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Options/Stock Appreciation Rights";

     "OPTIONS" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Options/Stock Appreciation Rights";

     "OSA" means the Securities Act (Ontario), as amended, together with all regulations, rules, instruments and policies promulgated thereunder;

     "OSC" means the Ontario Securities Commission;

     "OSC RULE 61-501" means OSC Rule 61-501 -- Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

     "PANEL CONTROLLED HOLDBACK" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "PANEL CONTROLLED LITIGATION" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction - CCPRs";

     "PANEL CONTROLLED LITIGATION PAYMENTS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "PANEL CONTROLLED LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "PANEL CONTROLLED NET LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "POLICY Q-27" means Policy Statement No. Q-27 of the AMF;

     "PREFERRED SHARE CONSIDERATION" means 0.46 of an International A Share for each Series II Preference Share held by Preferred Shareholders immediately prior to the Effective Date, as more fully described in this Circular;

     "PREFERRED SHAREHOLDERS" means the holders of Series II Preference Shares, and "PREFERRED SHAREHOLDER" means any one of them;

     "PS CONSOLIDATION" means the consolidation of all of the issued and outstanding Series II Preference Shares on the basis of one New Series II Preference Share for every 1,701,995 Series II Preference Shares, as described in this Circular and the PS Consolidation Resolution;

     "PS CONSOLIDATION RESOLUTION" means the special resolution of the Preferred Shareholders to be considered at the Meeting to effect the PS Consolidation, substantially in the form set forth in Appendix B to this Circular;

     "PS DIVIDEND" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- Anticipated Dividend on the Outstanding Series II Preference Shares";

     "RCL" means The Ravelston Corporation Limited, a corporation existing under the laws of the Province of Ontario;

     "RECORD DATE" means Tuesday, March 1, 2005, the record date for receiving notice of and voting at the Meeting;

     "REGISTERED SHAREHOLDER" means a holder of Common Share(s) and/or Series II Preference Share(s) shown as a holder on the books or records of the Corporation;

     "REQUIRED DEPOSIT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "RMI" means Ravelston Management Inc., a corporation existing under the laws of the Province of Ontario;

     "SEC" means the United States Securities and Exchange Commission;

     "SEC CLEARANCE" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- Regulatory Matters";

     "SENIOR SECURED NOTES" means the Corporation's 11.875% Senior Secured Notes due 2011 issued pursuant to the Indentures;

     "SERIES II PREFERENCE SHARES" means the exchangeable non-voting preference shares Series II in the capital of the Corporation existing prior to the PS Consolidation;

     "SERIES III PREFERENCE SHARES" means the non-voting preference shares Series III in the capital of the Corporation;

     "SERVICES AGREEMENTS" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Management Contracts";

     "SHARE ESCROW AGREEMENT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Terms and Effect of the Series II Preference Share Consolidation";

     "SHAREHOLDER PAYMENT LITIGATION ACCOUNT" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "SHAREHOLDERS" means, collectively, the Common Shareholders and the Preferred Shareholders, and "SHAREHOLDER" means any one of them;

     "SHARES" means, collectively, the Common Shares and the Series II Preference Shares;

     "SPECIFIED CLAIMS" means: (i) all causes of action or claims by the Corporation against RCL and related parties (other than subsidiaries of the Corporation) in respect of or in relation to related party transactions or matters of the Corporation arising prior to the Effective Time, including matters referred to in the E&Y Report other than any debts recorded in the books and records of the Corporation reflected in the Alternative Financial Information; and (ii) any payments received in connection with any causes of action or claims referred to in (i) above regardless of whether or not any proceedings have been commenced;

     "SPECIFIED LITIGATION" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs";

     "SUBSCRIPTION RECEIPTS" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Interests of Informed Persons in Material Transactions";

     "TAX ACT" means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

     "TSX" means the Toronto Stock Exchange;

     "UNITED STATES" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

     "UPDATED VALUATION" means the Valuation as it relates to the Common Shares, as revised and updated in writing by an Independent Valuator (and delivered by such Independent Valuator to the Independent Privatization Committee) solely to reflect, to the extent necessary, new information set out in International's Form 10-K filed with the SEC in respect of the International Statements (the "UPDATED INFORMATION"), such Updated Valuation to be as of the effective date of the Valuation, solely incorporating the Updated Information and, to the extent possible, using the same methodology and assumptions used in the Valuation, except to the extent the Independent Valuator determines, in its professional judgment, that such methodology or assumptions must be adjusted in view of the Updated Information;

     "UPDATED VALUATION DELIVERY DATE" means the date on which an Independent Valuator delivers the Updated Valuation to the Independent Privatization Committee;

     "UPDATED VALUATION RANGE" means the value range determined for the Common Shares in the Updated Valuation;

     "U.S. EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended;

     "U.S. HOLDERS" has the meaning ascribed thereto under the heading "Information Regarding the Consolidation and Going Private Transaction -- Regulatory Matters";

     "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended;

     "VALUATION" means the formal written valuation of the Common Shares and the Series II Preference Shares dated March 6, 2005 and effective as of March 1, 2005 delivered by GMP to the Independent Privatization Committee, a copy of which is attached as Appendix C to this Circular; and

     "WHITE CONSULTING AGREEMENT" has the meaning ascribed thereto under the heading "Information Regarding the Corporation -- Management Contracts".

                              SUMMARY OF CIRCULAR

     The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Shareholders are urged to read this Circular and the Appendices hereto in their entirety. All currency amounts herein unless otherwise indicated are expressed in Canadian dollars.

DATE, TIME AND PLACE OF MEETING

     The Meeting will be held on Thursday, March 31, 2005, at 10:00 a.m. (Toronto time) at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, unless otherwise adjourned or postponed.

RECORD DATE

     The record date for the determination of Shareholders entitled to notice of and to attend and vote at the Meeting is Tuesday, March 1, 2005. As of March 1, 2005, there were 34,945,776 Common Shares and 1,701,995 Series II Preference Shares outstanding.

BACKGROUND AND PURPOSE OF THE MEETING

     The Meeting has been called at the instigation of RCL to ask Shareholders to consider, and if thought advisable, to pass, with or without amendment, the CS Consolidation Resolution and the PS Consolidation Resolution authorizing and effecting the Consolidation, resulting in the Corporation becoming a direct and indirect wholly-owned subsidiary of RCL.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Background and Purpose of the Meeting".

TERMS AND EFFECT OF THE COMMON SHARE CONSOLIDATION

     If the CS Consolidation Resolution is passed, and certain other conditions are satisfied, the CS Consolidation will become effective at the Effective Date, which date is anticipated to be on or about April 8, 2005, upon the filing of the articles of amendment and the issuance of a certificate of amendment giving effect thereto.

     At the Effective Time, each Common Shareholder (other than a Dissenting Shareholder) will be entitled to one New Common Share for every 5,766,783 Common Shares held by the Common Shareholder immediately prior to the Effective Date. Certificates representing fractional interests in a New Common Share will not be issued. Those Common Shareholders holding fewer than 5,766,783 Common Shares each, being all Common Shareholders other than, directly or indirectly, RCL, will be entitled to be paid the sum of $7.60 and the Additional Amount per Share, if any, in cash for each Common Share held immediately prior to the Effective Date. A registered holder of Common Shares who becomes entitled to be paid an amount including a fraction of $0.01 will be paid an amount rounded to the nearest $0.01, the amount $0.005 being rounded upwards.

     In addition, immediately after the Effective Time, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) will receive one CCPR for each outstanding Common Share held by such Common Shareholder immediately prior to the Effective Time; provided however, that if the SEC Clearance is not obtained, no Common Shareholder who has not completed a Letter of Transmittal and certified therein that it is not a U.S. Holder shall receive a CCPR until such time as the Depositary receives such certification.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Terms and Effect of the Common Share Consolidation".

     Dissenting Shareholders will be entitled to be paid the fair value for their Common Shares in accordance with the provisions of the CBCA. See the discussion under the heading "Right of Dissent".

TERMS AND EFFECT OF THE SERIES II PREFERENCE SHARE CONSOLIDATION

     If the PS Consolidation Resolution and the CS Consolidation Resolution are passed, the PS Consolidation will become effective at the Effective Date, which date is anticipated to be on or about April 8, 2005, upon the filing of the articles of amendment and the issuance of a certificate of amendment giving effect thereto.

     At the Effective Time, each Preferred Shareholder (other than a Dissenting Shareholder) will be entitled to one New Series II Preference Share for every 1,701,995 Series II Preference Shares held by the Preferred Shareholder immediately prior to the Effective Date. Certificates representing fractional interests in a New Series II Preference Share will not be issued. Those Preferred Shareholders holding fewer than 1,701,995 Series II Preference Shares each, being all Preferred Shareholders, will be entitled to receive 0.46 of an International A Share for each Series II Preference Share held immediately prior to the Effective Date. A registered holder of Series II Preference Shares who becomes entitled to receive a fractional interest in an International A Share will receive such number of International A Shares rounded to the nearest whole number, the number 0.5 being rounded upwards.

     In addition, prior to the Effective Time, it is anticipated that the Board will declare and pay all outstanding accrued dividends on the Series II Preference Shares prior to effecting the CS Consolidation.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Terms and Effect of the Series II Preference Share Consolidation".

     Dissenting Shareholders will be entitled to be paid the fair value for their Series II Preference Shares in accordance with the provisions of the CBCA. See the discussion under the heading "Right of Dissent".

SHAREHOLDER APPROVALS

     In order to become effective, the CS Consolidation Resolution must be approved by: (i) at least two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the CS Consolidation Resolution; and (ii) a majority of the votes cast by Minority Shareholders.

     In order to become effective, the PS Consolidation Resolution must be approved by at least two-thirds of the votes cast by holders of Series II Preference Shares present or represented by proxy at the Meeting and entitled to vote on the PS Consolidation Resolution. In addition, in order for the PS Consolidation to be effected, the CS Consolidation Resolution must be approved by at least two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the CS Consolidation Resolution.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Shareholder Approvals".

CCPRS

     The Independent Committee will, pursuant to a court order, cause the CCPR Trust to be formed. In the event that such court order is not obtained, the Independent Committee and the Corporation will explore mutually acceptable alternatives pursuant to which the CCPR Trust can be formed. CCPRs will be allocated or managed by the CCPR Trustees. The CCPR Trust will be established prior to March 31, 2005.

     The CCPR Declaration of Trust will declare that one CCPR will be created for each Common Share outstanding immediately prior to the Effective Time (including for the avoidance of doubt, directly and indirectly, RCL), other than Common Shares in respect of which holders have exercised dissent rights and, if the SEC Clearance is not obtained, any U.S. Holders. If the CS Consolidation is not implemented, the CCPR Trust will terminate. The CCPRs will represent a beneficial interest in the CCPR Trust. The CCPRs will not represent obligations, or security on the assets, of the Corporation. The CCPRs will not be assignable or transferable except solely by operation of law or by testamentary will. No certificate or other evidence of a CCPR will be issued other than an appropriate notation in a register to be maintained by or on behalf of the CCPR Trustees. Each CCPR will represent an entitlement to be paid a pro rata share of the Net Litigation Proceeds, when such Net Litigation Proceeds can be transferred to or held in an account owned by the CCPR Trust.

     See discussion under the heading "Information Regarding the Consolidation and Going Private Transaction -- CCPRs"

ANTICIPATED DIVIDEND ON THE OUTSTANDING SERIES II PREFERENCE SHARES

     As a result of certain provisions in the articles of the Corporation relating to the Series II Preference Shares, in order to proceed with the CS Consolidation, the Board must declare and pay all outstanding accrued dividends on the Series II Preference Shares (as at March 4, 2005, an aggregate of approximately US$4.24 million or approximately US$2.49 per Series II Preference Share) prior to effecting the CS Consolidation. Subject to obtaining the requisite Common Shareholder approval in connection with the CS Consolidation, the Corporation anticipates that the Board will be in a position to declare and pay all accrued dividends on the Series II Preference Shares outstanding by the Effective Date.

VALUATION

     GMP was engaged on November 23, 2004 by the Independent Privatization Committee to prepare an independent valuation of the Corporation on a per share basis. In the Valuation, GMP estimates that, as at March 1, 2005, the fair market value of the outstanding Common Shares was in the range of $7.21 to $7.57 per Common Share. In addition, in the Valuation, GMP is of the view that the value of an outstanding Series II Preference Share is equivalent to 0.46 of an International A Share. In this regard, GMP determined that the appropriate approach with respect to the valuation of the Series II Preference Shares was to value them in relation to the retraction right to receive International A Shares, rather than a range of values expressed in dollars. See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Valuation" and Appendix C to this Circular.

UPDATED VALUATION

     Promptly following the public release by International of the International Statements, an Independent Valuator will prepare an Updated Valuation of the Common Shares. The Corporation will publicly disclose the Updated Valuation Range via press release immediately upon receipt of same from the Independent Valuator.

     As part of the Common Share Consideration, each holder of Common Shares (other than, directly or indirectly, RCL and Dissenting Shareholders) will receive, subject to applicable laws (including solvency requirements), the Additional Amount per Share, if any, in cash, which amount shall be rounded to the nearest cent. In no event will the Additional Amount per Share be less than nil. The Additional Amount per Share, if any, will be paid as soon as reasonably practicable following the Updated Valuation Delivery Date, and in any event, within ten Business Days thereof.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Updated Valuation".

RETRACTION STATUS OF COMMON SHARES

     In the event that the Common Share Approvals are obtained on or prior to March 31, 2005, in which case the amendments to the Indentures will become effective, the Board has determined at this time that the Corporation will be in a position to honour retractions of the outstanding Common Shares immediately following receipt of such approvals. In the event that the Common Share Approvals are not obtained by March 31, 2005, the current terms of the Indentures would, barring amendments thereto, preclude the Corporation from honouring retractions of the outstanding Common Shares for the foreseeable future.

INDEPENDENT PRIVATIZATION COMMITTEE

     Due to the relationship between the Corporation and RCL and as provided in OSC Rule 61-501 and Policy Q-27, the Board appointed the Independent Privatization Committee to review and consider the Consolidation and to make recommendations to the Board. At a meeting of the Independent Privatization Committee held on March 6, 2005, after considering the terms of the Consolidation, the Valuation, the advice of its legal and financial advisors and various additional matters, including such matters discussed under "Information Regarding the Consolidation and Going Private Transaction -- Independent Privatization Committee -- Factors Considered by Independent Privatization Committee in Making its Recommendations", the Independent Privatization Committee unanimously concluded that:

     (a) although the Common Share Consideration is above the range of value per Common Share as determined pursuant to the Valuation, the Independent Privatization Committee could not, in the absence of a fairness opinion from GMP and given the unique and unusual circumstances set out in the Valuation, reach a conclusion or make a recommendation as to whether the Common Share Consideration is fair, from a financial point of view, to the Common Shareholders (other than RCL and certain of its affiliates entities);

     (b) notwithstanding the conclusion outlined in (a) above, in light of the revised terms of the Common Share Consideration, which included the Additional Amount per Share, and the issuance of CCPRs, the Board should authorize submitting the CS Consolidation to the Common Shareholders for their consideration provided that the Common Shareholders are fully informed of the limitations, assumptions and qualifications of the Valuation;

     (c) the Board should not make any recommendation with respect to how Common Shareholders should vote in respect of the CS Consolidation;

     (d) although the Preferred Share Consideration is consistent with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares (and, in particular, with respect to the rights of retraction attaching to the Series II Preference Shares), given that Preferred Shareholders will be in no better position as a result of the completion of the PS Consolidation, the Independent Privatization Committee could not reach a conclusion or make a recommendation as to whether the Preferred Shareholders should vote in favour of the PS Consolidation;

     (e) notwithstanding the conclusion outlined in (d) above, there is no assurance that the Corporation, given the terms of the Indentures, would be able to honour retractions of the Series II Preference Shares in the future and as a result, the Board should authorize submitting the PS Consolidation to the Preferred Shareholders for their consideration; and

     (f) the Board should not make any recommendation with respect to how Preferred Shareholders should vote in respect of the PS Consolidation.

     See discussion under the heading "Information regarding the Consolidation and the Going Private Transaction -- Independent Privatization Committee".

BOARD OF DIRECTORS

     On March 7, 2005, the Board met to receive and consider the recommendations of the Independent Privatization Committee and to consider the submission of the Consolidation to the Shareholders for their approval. The Board carefully considered the report of the Independent Privatization Committee and resolved to adopt such report. The Board also unanimously adopted the resolution to call the Meeting without making a recommendation as to whether the Shareholders should accept or reject either the CS Consolidation Resolution or the PS Consolidation Resolution.

     See discussion under the heading "Information Regarding the Consolidation and Going Private Transaction -- Board of Directors -- Recommendations".

MOTION TO THE COURT

     On February 25, 2005, the members of the Independent Committee filed the Motion for, among other things, advice and direction as to whether in the circumstances the Consolidation should be put to the Shareholders before the Inspector delivers its final report. The Motion was heard on March 7, 2005. Mr. Justice Campbell ruled that, in the circumstances, it was not appropriate for the Court at this stage to make any order. Mr. Justice Campbell adjourned the Motion seeking advice and direction pending any further steps taken by any party based on the decisions that were to be made by the directors in connection with the Consolidation.

PROCEDURE FOR RECEIPT OF CONSIDERATION

     If the CS Consolidation is effected, each Common Shareholder (other than, directly or indirectly, RCL and Dissenting Shareholders) will receive: (a) the Initial Payment as soon as practicable after the Effective Date; and (b) the Final Payment, if any, as soon as practicable after the Updated Valuation Delivery Date. If the PS Consolidation is effected, each Preferred Shareholder (other than Dissenting Shareholders) will receive the Preferred Share Consideration as soon as practicable after the Effective Date. In order for such Shareholders to receive the Common Share Consideration and the Preferred Share Consideration, respectively, they must first complete and sign the appropriate enclosed Letters of Transmittal (printed on yellow paper for Common Shareholders and pink paper for Preferred Shareholders) and return same, together with the certificate(s) representing their Shares held, and all other requisite documentation, to the Depositary in accordance with the procedures specified in the appropriate enclosed Letters of Transmittal.

     In addition, immediately after the implementation of the CS Consolidation, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) will receive one CCPR for each outstanding Common Share held immediately prior to the Effective Time. See "Information Regarding the Consolidation and the Going Private Transaction -- CCPRs".

     As soon as practicable following the Effective Date in respect of the CS Consolidation and/or the PS Consolidation, as the case may be, and receipt of all required documentation, the Depositary will send, or cause to be sent, to each Shareholder who has submitted a duly signed and completed Letter of Transmittal in accordance with the foregoing: (a) in the case of a Common Shareholder, a cheque for the aggregate Initial Payment payable in respect of the Common Shares held by such Common Shareholder; and (b) in the case of a Preferred Shareholder, a share certificate representing the aggregate Preferred Share Consideration payable in respect of the Series II Preference Shares held by such Preferred Shareholder. If applicable, as soon as practicable following the Updated Valuation Delivery Date and receipt of all required documentation, the Depositary will send, or cause to be sent, to each Common Shareholder who has submitted a duly signed and completed Letter of Transmittal in accordance with the foregoing a cheque for the aggregate Final Payment payable in respect of the Common Shares held by such Common Shareholder.

     In the case of a Shareholder who has lost or misplaced such Shareholder's Share certificate(s), delivery of the appropriate consideration will be made promptly upon receipt by the Depositary of a letter describing the loss and all other documents required by the Corporation and the Depositary to establish proper entitlement.

     See the discussion under the heading "Information Regarding the Consolidation and the Going Private Transaction -- Procedure for Receipt of Consideration".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     Common Shareholders (including any Dissenting Shareholders) will generally realize a capital gain (or capital loss) on the receipt of cash in lieu of fractional New Common Shares on the CS Consolidation. Preferred Shareholders (including any Dissenting Shareholders) will generally realize a capital gain (or capital loss) on the receipt of International A Shares in lieu of fractional New Series II Preference Shares on the PS Consolidation. The tax implications of receiving CCPRs are also discussed under the heading "Canadian Federal Income Tax Considerations".

     Shareholders (including any Dissenting Shareholders) who are not resident in Canada for purposes of the Tax Act will be subject to the notification and withholding provisions of section 116 of the Tax Act as is described in the discussions under the heading "Canadian Federal Income Tax Considerations".

     The foregoing is qualified in its entirety by a more detailed summary that appears under the heading "Canadian Federal Income Tax Considerations". SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM WITH RESPECT TO THEIR SHARES.

EFFECT OF THE CONSOLIDATION ON MARKETS AND LISTINGS

     In the event that either or both of the CS Consolidation Resolution and the PS Consolidation Resolution are passed, it is intended that, on or shortly after the Effective Date, the Common Shares and the Series II Preference Shares, as the case may be, will be delisted from the TSX. In the event that the requisite approval of the Preferred Shareholders is not obtained in respect of the PS Consolidation Resolution, the Series II Preference Shares may remain listed on the TSX, subject to the applicable TSX listing requirements being met. Following the Consolidation, it is intended that an application will be made to the OSC and to the securities regulatory authorities in other provinces and territories of Canada where the Corporation is a reporting issuer (or its equivalent) for an order deeming the Corporation to no longer be a reporting issuer (or its equivalent) for purposes of applicable Canadian securities legislation. Upon such order being issued, the Corporation would no longer be subject to the ongoing disclosure and other obligations currently imposed in Canada upon the Corporation as a reporting issuer. In the event that the requisite approval of the Preferred Shareholders is not obtained in respect of the PS Consolidation Resolution, there can be no assurance that such order would be issued.

RIGHT OF DISSENT

     Registered holders of Common Shares have the right to dissent in respect of the CS Consolidation Resolution and to be paid the fair value of their Common Shares, provided they strictly comply with the provisions of applicable law. Similarly, registered holders of Series II Preference Shares have the right to dissent in respect of the PS Consolidation Resolution and the CS Consolidation Resolution and to be paid the fair value of their Series II Preference Shares, provided they strictly comply with the provisions of applicable law. FAILURE BY A DISSENTING SHAREHOLDER TO ADHERE STRICTLY TO THE REQUIREMENTS OF SECTION 190 OF THE CBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF RIGHTS UNDER THAT SECTION.

     See the discussion under the heading "Right of Dissent" as well as Appendices D and E to this Circular.

                           GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

     THIS CIRCULAR AND THE INFORMATION CONTAINED HEREIN ARE FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BEING MADE BY OR BEHALF OF MANAGEMENT TO BE USED AT THE MEETING OF COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS TO BE HELD ON THURSDAY, MARCH 31, 2005 AT 10:00 A.M. (TORONTO
TIME), AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation. All costs of the solicitation will be borne directly by the Corporation. Unless otherwise noted herein, all information set forth herein is given as at March 4, 2005.

     The registered office of the Corporation is 10 Toronto Street, Toronto, Ontario M5C 2B7.

APPOINTMENT AND REVOCATION OF PROXIES

     THE PERSONS SPECIFIED AS THE PROXYHOLDER IN THE ENCLOSED FORMS OF PROXY ARE REPRESENTATIVES OF MANAGEMENT AND ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. EACH REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORMS OF PROXY. THIS RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF SUCH OTHER PROXYHOLDER IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORMS OF PROXY OR BY COMPLETING OTHER PROXIES IN PROPER FORM. To be valid, a proxy must be executed by the Shareholder, or his or her attorney duly authorized in writing, and deposited with the Corporation or the Depositary at its Proxy Department at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 at any time prior to 10:00 a.m. (Toronto time) on Tuesday, March 29, 2005, or in the case of any adjournment(s) or postponement(s) of the Meeting, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting. If the Shareholder is a corporation, the proxy must be executed by an officer or properly appointed attorney thereof. A prepaid envelope addressed to the Depositary is enclosed with this Circular for convenience.

     Any Shareholder who has given a proxy has the right to revoke it at any time as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by duly executing (or such Shareholder's attorney authorized in writing duly executing, or if such Shareholder is a corporation, an officer or attorney thereof duly authorized in writing duly executing) another form of proxy bearing a later date and depositing the same before the specified time or by signing a written revocation of proxy and depositing that instrument of revocation at the registered office of the Corporation at any time up to and including the Close of Business on the last Business Day preceding the day of the Meeting (or, in the case of any adjournment(s) or postponement(s) of the Meeting, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting at which the proxy is to be used) or with the Chair of the Meeting on the day of the Meeting or adjourned or postponed Meeting or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjourned or postponed Meeting, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

     THE EXECUTION OR EXERCISE OF A PROXY DOES NOT CONSTITUTE A WRITTEN OBJECTION FOR THE PURPOSE OF SECTION 190 OF THE CBCA. FOR INFORMATION ON DISSENTING SHAREHOLDER RIGHTS, SEE THE DISCUSSION UNDER THE HEADING "RIGHT OF DISSENT" ELSEWHERE IN THIS CIRCULAR AS WELL AS APPENDICES D AND E TO THIS CIRCULAR.

ADVICE TO NON-REGISTERED HOLDERS

     THE SECTION APPLIES TO BENEFICIAL HOLDERS OF SHARES ONLY. THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY HOLDERS OF SHARES, AS A NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAMES. Only Registered Shareholders, or the persons they appoint as their proxies, are recognized and permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a holder (a "NON-REGISTERED HOLDER") are registered either:

     (a) in the name of an intermediary (an "INTERMEDIARY") that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

     Shares held by an Intermediary or its agent or nominee can only be voted (for or against resolutions) upon the instructions of the Non-Registered Holder. In Canada, without specific instructions, an Intermediary or its agent or nominee is prohibited from voting shares for the Intermediary's clients. Therefore, Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their names. If a Non-Registered Holder so requests, and provides an Intermediary or its agent or nominee with appropriate documentation, the Intermediary, agent or nominee must appoint the Non-Registered Holder or a nominee of the Non-Registered Holder as proxyholder.

     In accordance with the requirements of applicable Canadian regulatory policies, including, without limitation, National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Circular and the Letters of Transmittal and forms of proxy (collectively, the "MEETING MATERIALS") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries are also required to seek voting instructions from Non-Registered Holders in advance of a shareholders' meeting. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Depositary at its Proxy Department at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1; or

     (ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

     THE FORMS OF PROXY FORWARDED TO SHAREHOLDERS WITH THIS CIRCULAR, WHEN PROPERLY EXECUTED, CONFER DISCRETIONARY AUTHORITY UPON THE PROXYHOLDER WITH RESPECT TO AMENDMENT(S) OR VARIATION(S) OF THE MATTERS IDENTIFIED IN THE NOTICE OR OTHER MATTER(S) WHICH MAY PROPERLY COME BEFORE THE MEETING. Management knows of no amendment(s) or variation(s) or other matter(s) to come before the Meeting other than the matters referred to in the accompanying Notice. However, if any amendment(s) or variation(s) or other matter(s) which are not now known to Management should properly come before the Meeting, the Shares represented by the proxies will be voted on such amendment(s) or variation(s) or other matter(s) in accordance with the best judgment of the respective proxyholders.

     On any ballot that may be called for, the Common Shares and the Series II Preference Shares represented by properly executed proxies in favour of the persons designated in the printed portion of the enclosed forms of proxy will be voted for or against the matter identified in the Notice or any other matter(s) which may properly come before the Meeting in accordance with the specifications made on the forms of proxy by the Shareholders. IN THE ABSENCE OF SUCH

SPECIFICATION OR ANY DIRECTION TO THE CONTRARY, THE COMMON SHARES AND THE SERIES II PREFERENCE SHARES REPRESENTED BY PROXIES SOLICITED BY MANAGEMENT WILL NOT BE VOTED ON ANY BALLOT FOR OR AGAINST THE CS CONSOLIDATION RESOLUTION OR THE PS CONSOLIDATION RESOLUTION, AS APPLICABLE, TO EFFECT THE CS CONSOLIDATION AND PS CONSOLIDATION, RESPECTIVELY.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of preference shares, issuable in series, an unlimited number of Common Shares, an unlimited number of exchangeable non-voting preference shares Series I, an unlimited number of Series II Preference Shares and an unlimited number of Series III Preference Shares. The issued capital of the Corporation consists solely of the Common Shares and the Series II Preference Shares.

     Each holder of Common Shares of record at the Close of Business on the Record Date will be entitled at the Meeting, with respect to the CS Consolidation Resolution, to one vote for each Common Share held by such holder. Each holder of Series II Preference Shares of record at the Close of Business on the Record Date will be entitled at the Meeting, with respect to the PS Consolidation Resolution, to one vote for each Series II Preference Share held by such holder.

     The Corporation will prepare, not later than ten days after the Record Date, a list of holders of Shares who were registered on the records of the Corporation or its transfer agent, Computershare Trust Company of Canada, as of the Record Date. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Shares shown in such list as being held by such Shareholder (other than Shares for which a proxy has been given and not revoked) at the Meeting. Any person who is a transferee of Shares acquired after the Record Date and who produces properly endorsed certificates for such Shares or otherwise establishes ownership thereof and who demands, not later than ten days prior to the Meeting, that the Corporation include his or her name on this list of Shareholders, is also entitled to vote at the Meeting.

     On March 4, 2005, there were 34,945,776 Common Shares issued and outstanding and entitled to vote on such matters coming before the holders of Common Shares at the Meeting. To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as follows. RCL beneficially owns, directly or indirectly, or exercises control or direction over, a total of 27,363,170 Common Shares or approximately 78.3% of the outstanding Common Shares. Conrad (Lord) Black indirectly controls RCL and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Common Shares. The address of RCL is 10 Toronto Street, Toronto, Ontario M5C 2B7.

     On March 4, 2005, there were 1,701,995 Series II Preference Shares issued and outstanding and entitled to vote on such matters coming before the holders of Series II Preference Shares at the Meeting. To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Series II Preference Shares except as follows. Catalyst beneficially owns, directly or indirectly, or exercises control or direction over, 1,398,000 Series II Preference Shares or approximately 82.1% of the outstanding Series II Preference Shares. The address of Catalyst is 79 Wellington Street West, Maritime Life Tower, Suite 3475, TD Bank Centre, Toronto, Ontario M5K 1J3.

     INFORMATION REGARDING THE CONSOLIDATION AND GOING PRIVATE TRANSACTION

BACKGROUND AND PURPOSE OF THE MEETING

     At a meeting of the Board held on September 27, 2004, the Board approved the entering into of engagements with U.S. and Canadian financial advisors in connection with a proposed privatization of the Corporation as follows: (a) Jefferies & Company, Inc. was engaged to, among other things, solicit consents from the holders of Senior Secured Notes for amendments to the Indentures which would facilitate a privatization of the Corporation; and (b) Westwind Partners Inc. was engaged to assist the Corporation in, among other things, structuring a proposed privatization of the Corporation and monetizing certain real estate properties owned by a subsidiary of the Corporation.

     Following the meeting of the Board held on September 27, 2004, Management, after considering various alternatives and the advice of the Corporation's financial advisors and legal counsel, determined that the proposed privatization of the Corporation would take the form of the Consolidation. Thereafter, Jefferies & Company, Inc. approached certain institutional holders of the Senior Secured Notes and negotiated, on behalf of the Corporation, the terms and conditions of amendments to the Indentures to permit the Consolidation and arrangements for the Debt Commitments.

     Pursuant to an undertaking of the Corporation and others in favour of Catalyst Fund General Partner I Inc. ("CATALYST"), a holder of Series II Preference Shares, the Corporation undertook to provide to Catalyst two business days advance written notice prior to the entering into of any agreement or understanding in respect of, or the implementation or completion of, any transaction between or involving the Corporation or any related parties (as such term was defined in the undertaking). On October 26, 2004, the Board met to consider (but did not vote on) the Enabling Transactions and the meeting was adjourned to be reconvened on October 28, 2004. Following the meeting of the Board, counsel for the Corporation provided written notice to Catalyst of the details of the Enabling Transactions, to the extent that such transactions involved a related party transaction for the purpose of the undertaking.

     On October 27, 2004, Catalyst brought a motion in the Court seeking to postpone the October 28, 2004 reconvened Board meeting. The Court ruled that it was not appropriate to grant the requested relief at that time.

     On October 28, 2004, RCL, through its Chairman and Chief Executive Officer, Conrad (Lord) Black, formally advised the Board in writing of the proposed Consolidation. Following receipt of RCL's written intention with respect to the proposed Consolidation, the Board established the Independent Privatization Committee to consider, evaluate and make a recommendation to the Board concerning the proposed Consolidation. The Independent Privatization Committee was further empowered to, among other things, consider and advise the Board whether, in their opinion, the proposed Consolidation is in the best interests of the Corporation, the holders of the Common Shares and/or the holders of the Series II Preference Shares.

     Also on October 28, 2004, the Board approved the following transactions (the "ENABLING TRANSACTIONS") in order to permit the proposed Consolidation to be considered by the Shareholders and to provide, if necessary, the financing to complete the proposed Consolidation should the Shareholders elect to approve the Consolidation at the Meeting:

     (a) amendments to the Indentures (following the Corporation receiving consents from holders of a majority in aggregate principal amount of the outstanding Senior Secured Notes to such amendments). The amendments permit, among other things, the retirement of all outstanding Common Shares (other than those held, directly or indirectly, by RCL) for cash pursuant to: (i) the CS Consolidation;
           (ii) retraction requests; and/or (iii) payments in respect of the due exercise of dissent rights of such shares in connection with the CS Consolidation Resolution, and the retirement of all outstanding Series II Preference Shares for International A Shares owned, directly or indirectly, by the Corporation pursuant to the PS Consolidation and/or payments in respect of the due exercise of dissent rights of such shares in connection with the PS Consolidation Resolution. (Under the Indentures, the Corporation is permitted to retire outstanding Series II Preference Shares for International A Shares pursuant to retraction requests). In the absence of these amendments, the Corporation would be prohibited under the Indentures from implementing the Consolidation. The amendments to the Indentures also permit the Corporation to incur additional indebtedness in an aggregate amount outstanding not to exceed US$40.0 million through the issuance of additional Senior Secured Notes.

           The amendments to the Indentures will become effective if, and only if, all necessary corporate, shareholder and regulatory approvals (the "COMMON SHARE APPROVALS") in connection with the CS Consolidation have been obtained on or prior to March 31, 2005. In the event that all Common Share Approvals are not obtained by such date (including by reason of the meeting of Shareholders being adjourned or postponed to a date after March 31, 2005), absent a further consent of the holders of a requisite amount of the Senior Secured Notes, the Corporation would not be permitted under its financing arrangements to implement the Consolidation. There can be no assurances that any such consent, if sought, could be obtained; and

     (b) binding commitments (the "DEBT COMMITMENTS") for the issuance and sale of up to US$40.0 million in aggregate principal amount of Senior Secured Notes, such amount to be drawn down by the Corporation if, and only if, the Common Share Approvals have been obtained on or prior to March 31, 2005. The net proceeds from the sale of such Senior Secured Notes may be used solely for payments in connection with the Consolidation and payments ancillary thereto or necessary in connection therewith.

     On November 16, 2004, the Independent Privatization Committee received written notification from RCL that, in connection with the proposed Consolidation, RCL would support such transaction on the following terms: (i) holders of Common Shares (other than RCL and certain of its affiliated entities) would receive $7.25 in cash for each share held by them; and (ii) holders of Series II Preference Shares would receive 0.46 of an International A Share for each share held by them.

     On March 6, 2005, the Board of Directors received written notification from RCL that, in connection with the proposed Consolidation, RCL would support such transaction on the following amended terms: (i) holders of Common Shares (other than RCL and certain of its affiliated entities) would receive $7.60 in cash for each share held by them plus the Additional Amount per Share, if any; and (ii) holders of Series II Preference Shares would receive 0.46 of an International A Share for each share held by them. In addition, immediately after the Effective Time, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) would receive one CCPR for each outstanding Common Share held by such Common Shareholder immediately prior to the Effective Time.

TERMS AND EFFECT OF THE COMMON SHARE CONSOLIDATION

     Subject to obtaining the requisite Common Shareholder approval as discussed below, the declaration and payment of all outstanding accrued dividends on the Series II Preference Shares as discussed below, the filing of articles of amendment, and the issuance of a certificate of amendment therefor, the CS Consolidation will become effective on the Effective Date.

     The CS Consolidation, which is being carried out pursuant to Section 173 of the CBCA, will be effected in accordance with the terms of the CS Consolidation Resolution, substantially in the form set forth in Appendix A to this Circular. If the CS Consolidation Resolution is passed, it is expected that the CS Consolidation will become effective on the Effective Date, upon filing of the articles of amendment and the issuance of a certificate of amendment giving effect thereto.

     At the Effective Time:

     (a) all of the Common Shares (but excluding those held by the Dissenting Shareholders) will be changed into New Common Shares on the basis of one New Common Share for every 5,766,783 Common Shares;

     (b) holders of Common Shares will not be entitled to receive certificates representing fractional interests in a New Common Share, and will not be entitled to exercise any of the rights of Common Shareholders in respect of any fractional interests in a New Common Share other than the right to receive payment, without interest, of the sum of $7.60 and the Additional Amount per Share, if any, in cash for each Common Share held by such holders immediately prior to the Effective Date;

     (c) a registered holder of Common Shares who becomes entitled, on the CS Consolidation becoming effective, to receive payment of an amount that includes a fraction of $0.01 will be paid an amount rounded to the nearest $0.01, the amount $0.005 being rounded upwards;

     (d) New Common Shares will only be issued, directly or indirectly, to RCL (which will become the sole direct and indirect shareholder of the Corporation);

     (e) a Dissenting Shareholder will be entitled to be paid the fair value for such Dissenting Shareholder's Common Shares by the Corporation, in accordance with the provisions of the CBCA, and the Common Shares held by such Dissenting Shareholder will be cancelled at the Effective Time; and

     (f)   all Common Shares will no longer be outstanding.

     In addition, immediately after the Effective Time, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) will receive one CCPR for each outstanding Common Share held by such Common Shareholder immediately prior to the Effective Time. The CCPRs will not be assignable or transferable except by sole operation of law or by testamentary will. No certificate or other evidence of a CCPR will be issued other than an appropriate notation in a register to be maintained by or on behalf of the CCPR Trustees. Each CCPR will represent an entitlement to be paid a pro rata share of the Net Litigation Proceeds. See "-- CCPRs".

     Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with the provisions of the CBCA. For a full description of such right of dissent, see the discussion under the heading "Right of Dissent" as well as Appendices D and E to this Circular.

     The tax implications of the CS Consolidation and the CCPRs for Common Shareholders are summarized under the heading "Canadian Federal Income Tax Considerations".

TERMS AND EFFECT OF THE SERIES II PREFERENCE SHARE CONSOLIDATION

     Subject to obtaining the requisite Preferred Shareholder and Common Shareholder approvals as discussed below, the filing of articles of amendment, and the issuance of a certificate of amendment therefor, the PS Consolidation will become effective on the Effective Date.

     The PS Consolidation, which is being carried out pursuant to Section 173 of the CBCA, will be effected in accordance with the terms of the PS Consolidation Resolution, substantially in the form set forth in Appendix B to this Circular. If the PS Consolidation Resolution is passed, it is expected that the PS Consolidation will become effective on the Effective Date, upon filing of the articles of amendment and the issuance of a certificate of amendment giving effect thereto.

     At the Effective Time:

     (a) all of the Series II Preference Shares (but excluding those held by the Dissenting Shareholders) will be changed into New Series II Preference Shares on the basis of one New Series II Preference Share for every 1,701,995 Series II Preference Shares;

     (b) holders of Series II Preference Shares will not be entitled to receive certificates representing fractional interests in a New Series II Preference Share, and will not be entitled to exercise any of the rights of Preferred Shareholders in respect of any fractional interests in a New Series II Preference Share other than the right to receive 0.46 of an International A Share for each Series II Preference Share held by such holders immediately prior to the Effective Date;

     (c) a registered holder of Series II Preference Shares who becomes entitled, on the PS Consolidation becoming effective, to receive a fractional interest in an International A Share will receive such number of International A Shares rounded to the nearest whole number, the number 0.5 being rounded upwards;

     (d) given the number of issued and outstanding Series II Preference Shares, no New Series II Preference Shares are expected to be issued;

     (e) a Dissenting Shareholder will be entitled to be paid the fair value for such Dissenting Shareholder's Series II Preference Shares by the Corporation, in accordance with the provisions of the CBCA, and the Series II Preference Shares held by such Dissenting Shareholder will be cancelled at the Effective Time; and

     (f)   all Series II Preference Shares will no longer be outstanding.

     The closing price of the International A Shares on the New York Stock Exchange on March 4, 2005 was US$11.50.

     In addition, prior to the Effective Time, it is anticipated that the Board will declare and pay all outstanding accrued dividends on the Series II Preference Shares prior to effecting the CS Consolidation. See "-- Anticipated Dividend on the Outstanding Series II Preference Shares".

     Preferred Shareholders are advised that the International A Shares to be delivered to them in connection with the PS Consolidation, like the International A Shares deliverable upon retractions of Series II Preference Shares, will not and have not been registered under the U.S. securities laws, including the U.S. Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The particulars of any restrictions on resale will depend on the specific circumstances of each Preferred Shareholder and the Preferred Shareholders are advised to consult their own legal advisors with respect to the applicable resale restrictions. International A Shares may not be offered or delivered to any person to whom such offer or delivery would be unlawful. See "-- Regulatory Matters".

     In connection with the terms of the offering of Subscription Receipts (see "Information Regarding the Corporation -- Interests of Informed Persons in Material Transactions"), the Corporation entered into an escrow and custodial agreement (the "SHARE ESCROW AGREEMENT") dated April 7, 2004 with, among others, Computershare Trust Company of Canada, as escrow agent. Pursuant to such agreement, the Corporation caused to be deposited into escrow all of the International A Shares owned, directly or indirectly, by the Corporation. Under the terms of the Share Escrow Agreement, the escrow agent will release escrowed shares from time to time in order to satisfy retraction requests from the holders of Series II Preference Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares in the articles of the Corporation. The Share Escrow Agreement provides that the agreement automatically terminates when no Series II Preference Shares remain issued and outstanding. In the event that the PS Consolidation Resolution is approved at the Meeting and the PS Consolidation is effected, all of the International A Shares owned, directly or indirectly, by the Corporation will be released from escrow and the Depositary will deliver, following receipt of all required documentation, such number of shares to the Preferred Shareholders as is required in order to satisfy the Preferred Share Consideration.

     Dissenting Shareholders will be entitled to be paid the fair value of their Series II Preference Shares in accordance with the provisions of the CBCA. For a full description of such right of dissent, see the discussion under the heading "Right of Dissent" as well as Appendices D and E to this Circular.

     The tax implications of the PS Consolidation and the PS Dividend for Preferred Shareholders are summarized under the heading "Canadian Federal Income Tax Considerations".

CCPRS

     The negotiation and execution of definitive written agreements and receipt of all necessary regulatory and judicial approvals in connection with the issuance of the CCPRs will be a condition to the completion of the CS Consolidation.

CCPR Trust

     The Independent Committee will, pursuant to a court order, cause the CCPR Trust to be formed. In the event that such court order is not obtained, the Independent Committee and the Corporation will explore mutually acceptable alternatives pursuant to which the CCPR Trust can be formed. CCPRs will be allocated or managed by up to three trustees (the "CCPR TRUSTEES") appointed by the current Independent Committee. It is understood that in accepting the appointment as CCPR Trustees, the CCPR Trustees will agree to act in the best interests of the holders of CCPRs and will thus be obligated to exercise their authority in a manner consistent with such interests.

     The CCPR Trust will be established prior to March 31, 2005, after taking into account accounting, tax and liability issues, securities laws and other relevant considerations. It will be a condition of any structure that all necessary regulatory and judicial approvals have been obtained prior to the Effective Date (including, (i) rulings from applicable regulators to ensure that the CCPR Trust does not become a reporting issuer or registrant as a direct or indirect result of the CCPRs; (ii) rulings from applicable regulators for the Corporation that permit the distribution of CCPRs without complying with the registration or prospectus requirements of applicable Canadian securities laws; and (iii) confirmation from staff of the SEC that the CCPRs may be issued to U.S. persons without registration. For the avoidance of doubt, if SEC clearance is not obtained by March 31, 2005, all Common Shareholders, except for U.S. Common Shareholders, will be issued CCPRs as described below. To the extent SEC clearance is obtained after March 31, 2005, CCPRs may be issued to U.S. holders of Common Shares.

CCPRs

     The CCPR Declaration of Trust will declare that one CCPR will be created for each Common Share outstanding immediately prior to the Effective Time (including for the avoidance of doubt, directly and indirectly, RCL), other than

Common Shares in respect of which holders have exercised dissent rights and, if the SEC Clearance is not obtained, any U.S. Holders. If the CS Consolidation is not implemented, the CCPR Trust will terminate. The CCPRs will represent a beneficial interest in the CCPR Trust. The CCPRs will not represent obligations, or security on the assets, of the Corporation. The CCPRs will not be assignable or transferable except solely by operation of law or by testamentary will. No certificate or other evidence of a CCPR will be issued other than an appropriate notation in a register to be maintained by or on behalf of the CCPR Trustees. Each CCPR will represent an entitlement to be paid a pro rata share of the Net Litigation Proceeds, when such Net Litigation Proceeds can be transferred to or held in an account owned by the CCPR Trust.

CCPR Agreement

     The CCPR Trust and the Corporation will enter into a definitive agreement (the "CCPR AGREEMENT") in form and substance satisfactory to the Independent Committee and RCL to, among other things, establish the Litigation Panel to pursue certain litigation on behalf of the Corporation and the shareholders of the Corporation as well as require the Corporation to fund certain costs of such litigation.

     An application/motion will be brought prior to March 31, 2005 for an order of the Court (the "COURT ORDER") approving the CCPR Trust and the CCPR Agreement pursuant to Section 240 of the CBCA and/or the Trustee Act (Ontario) (which Court Order will be in form and substance satisfactory to the Independent Committee and RCL). The parties will further agree that the Court Order will include a provision providing for the resolution of disputes as to the operation of the CCPR Agreement and guidance in respect of the interpretation thereof in a summary manner that will not prejudice or disrupt any ongoing litigation.

Litigation Panel

     Pursuant to the Court Order, the three CCPR Trustees of the CCPR Trust will constitute the Litigation Panel (the "LITIGATION PANEL"). The members of the Litigation Panel will have no personal liability for any costs associated with the Specified Litigation. The Litigation Panel will, during the CCPR Term, have the sole power and authority to commence (including in the name of the Corporation), direct and supervise all matters involving the Panel Controlled Litigation including, without limitation, the ability to settle such litigation. The Litigation Panel may in respect of Panel Controlled Litigation (to the extent practicable and if in its reasonable judgment it is in the best interests of the holders of the CCPRs), commence proceedings for or in the name of the Shareholders in order to advance any causes of action regarding Specified Claims which Shareholders could lawfully pursue (the "SHAREHOLDER LITIGATION"). Nothing contained in the CCPR Agreement would prejudice any Shareholder from bringing any action against the Corporation for which it may be entitled under applicable law. In carrying out its direction and supervision of the Panel Controlled Litigation, the Litigation Panel shall take into consideration, among other things, the costs of any particular action against the benefit most likely obtained therefrom.

     Pursuant to the Court Order, the Corporation will be required during the CCPR Term to permit the members of the Litigation Panel and their representatives to inspect the documents, books and records in the possession, custody or control of the Corporation as the Litigation Panel determines, acting reasonably, are relevant to the Specified Litigation. Pursuant to the Court Order, the Corporation will also agree, during the CCPR Term, to preserve the documents, books and records of the Corporation for the period commencing on January 1, 1997 and ending on the Effective Time and not to destroy or otherwise dispose of any such documents, books and records, without first obtaining the prior written consent of the Litigation Panel. During the CCPR Term, the Litigation Panel will have full audit rights with respect to any expenses incurred by the Corporation in conducting the Hollinger Controlled Litigation.

     Appropriate procedures will be implemented to provide that the CCPR Trustees, and failing them, the Court, will be entitled to appoint new CCPR Trustees (who will, for greater certainty, at all times constitute the Litigation Panel) in the event of the resignation, termination, death or incapacity of one or more CCPR Trustee, provided that none of the new CCPR Trustees shall be former or current directors or officers of, or consultants or advisors to, the Corporation or RCL.

     The CCPR Trust and the Corporation will agree to indemnify and save harmless the CCPR Trustees and the members of the Litigation Panel from and against any and all liability, damages, costs (including reasonable counsel fees and disbursements), charges and expenses arising out of or related to any act or omission done or permitted by them to be done in connection with the execution of the duties of their office as CCPR Trustees and members of the Litigation Panel or by reason of their being or having been Trustees or members of the Litigation Panel other than for bad faith, wilful misconduct, gross negligence, breach of trust (in the case of the CCPR Trustees only) or material breach of their obligations under the definitive documentation. The CCPR Trust will also use its commercially reasonable efforts during the CCPR Term to obtain standard insurance coverage for the CCPR Trustees and members of the Litigation Panel.

     The reasonable compensation of the Litigation Panel will be approved by the Court Order and will be paid out of the Litigation Account. For greater certainty, the Court Order will not require the payment of such compensation.

Specified Litigation

     The proceeds that will be the subject matter of the CCPRs and the Court Order will comprise: (i) any existing or future litigation proceedings to advance Specified Claims initiated against RCL and RCL related entities or persons (other than subsidiaries of the Corporation but including any current or former directors, officers or employees of RCL and the Corporation), including all counterclaims in respect thereof; (ii) any payments received by the Corporation on account of Specified Claims whether or not litigation has been commenced in respect thereof; (iii) if not pursued or settled by the Corporation, any existing or future claims by the Corporation against certain professional advisors or consultants to the Corporation in respect of events or causes of action arising prior to the Effective Time, including counterclaims in respect thereof ((i), (ii) and (iii), collectively, the "PANEL CONTROLLED LITIGATION"); and (iv) any existing or future litigation proceedings initiated or to be initiated by the Corporation as plaintiff, against certain other professional advisors or consultants to the Corporation in respect of events or causes of action arising prior to the Effective Time, including counterclaims in respect thereof (the "HOLLINGER CONTROLLED LITIGATION"). The Panel Controlled Litigation and the Hollinger Controlled Litigation are referred to collectively as the "SPECIFIED LITIGATION".

     For the avoidance of doubt, the Specified Litigation will not include: (i) actions in which the Corporation acts as the defendant (other than counterclaims referred to above) (such actions, if in respect of an event or cause of action arising prior to the Effective Time, being "HOLLINGER DEFENCE ACTIONS"); and
(ii) any cause of action arising after the Effective Time.

     The Corporation has agreed to use its commercially reasonable efforts to cause all related parties subject to Panel Controlled Litigation to conduct such litigation in a timely manner.

Panel Controlled Net Litigation Proceeds

     "PANEL CONTROLLED NET LITIGATION PROCEEDS" means the amount received during the CCPR Term in proceeds, including awards for costs and interest, in the Panel Controlled Litigation (the "PANEL CONTROLLED LITIGATION PROCEEDS"), including on account of the settlement of any Panel Controlled Litigation (after deducting taxes, if any, payable thereon by the Corporation as hereinafter provided) less the aggregate of: (A) any judgment, settlement or other amounts paid or payable by or on behalf of the Corporation (net of any tax benefit received in connection therewith) in or in relation to the Panel Controlled Litigation (including any amounts paid or payable on account of the settlement of any Panel Controlled Litigation or as a result of counterclaims arising from or related to the Panel Controlled Litigation, or on account of costs or interest); (B) all costs and expenses incurred with respect to the Panel Controlled Litigation; and
(C) all costs and expenses incurred with respect to the establishment and administration of the CCPR Trust, including all expenses of the Litigation Panel (including indemnification costs), fees or other compensation payable to members of the Litigation Panel, fees and costs of any person retained by the Litigation Panel, including lawyers and accountants (the items listed in (A), (B) and (C) above are referred to as "PANEL CONTROLLED LITIGATION PAYMENTS"). If the Corporation contends that the costs and expenses incurred in connection with the Panel Controlled Litigation are excessive in the circumstances, the Corporation may seek direction from the Court, which direction shall, subject to any applicable appeals, bind the Litigation Panel.

Funding and the Litigation Account

     Contemporaneously with the implementation of the CS Consolidation, the Corporation will be required under the CCPR Agreement to make an initial cash payment of $5.0 million (the "INITIAL CCPR AMOUNT") into a separate escrow bank account of the Corporation controlled by the Litigation Panel (the "LITIGATION ACCOUNT"). If the Litigation Panel presents to the Corporation a certificate setting forth a bona fide purpose for which it reasonably believes that additional funding is required by it to conduct the Panel Controlled Litigation or pay Panel Controlled Litigation Payments, the Corporation will be required to immediately pay up to an additional $5.0 million (the "ADDITIONAL CCPR AMOUNT") into the Litigation Account. In the event that the Corporation disputes having to pay the Additional CCPR Amount, the Corporation will immediately be required to: (i) deposit fifty percent (50%) of the requested amount (the "REQUIRED DEPOSIT") into the Litigation Account pending resolution of the dispute; and (ii) apply to the Court for advice and direction regarding the payment of the Required Deposit and the Additional CCPR Amount.

     The Initial CCPR Amount and the Additional CCPR Amount will only be used to fund the Panel Controlled Litigation and Panel Controlled Litigation Payments. At the end of the CCPR Term, any unused balance of the Initial CCPR Amount or the Additional CCPR Amount will be returned to the Corporation.

     The Corporation will be required to deposit into the Litigation Account any Panel Controlled Litigation Proceeds received by it during the CCPR Term. Such deposits will be made immediately following receipt of such Panel Controlled Litigation Proceeds.

     The Litigation Account will be transferred to and become an account of the CCPR Trust at the earliest possible opportunity provided that it would not cause a default or an event of default or otherwise cause or permit the acceleration of indebtedness under the Indentures (an "INDENTURE DEFAULT"). Until such transfer, the Litigation Account and all money therein will remain the property of the Corporation.

     Proceeds deposited in the Litigation Account will be used to fund the Panel Controlled Litigation and Panel Controlled Litigation Payments. The Corporation has acknowledged that proceeds so deposited in the Litigation Account will not be used to fund any costs or expenses relating to or in connection with the preparation of the E&Y Report, all of which costs and expenses are for the sole account of the Corporation.

     Notwithstanding, the foregoing, any Panel Controlled Litigation Proceeds which are payable to or on behalf of the former Shareholders pursuant to the Shareholder Litigation will, to the extent possible, be deposited in escrow into a separate account of the CCPR Trust controlled by the Litigation Panel (the "SHAREHOLDER PAYMENT LITIGATION ACCOUNT"), provided that it would not result in an Indenture Default. The Shareholder Payment Litigation Account will be transferred to and become an account of the CCPR Trust at the earliest possible opportunity provided that it would not result in an Indenture Default. Until such transfer, the Shareholder Payment Litigation Account and all money therein will remain the property of the Corporation.

Distribution of Panel Controlled Net Litigation Proceeds

     At such time as the Litigation Account is transferred to the CCPR Trust, the Panel Controlled Net Litigation Proceeds may be distributed by the CCPR Trustees to the holders of the CCPRs as determined by the CCPR Trustees. If not all of the Panel Controlled Litigation has been subject to full and final settlement or a final and binding (without right of appeal) adjudicative determination has not been made (a "FINAL ADJUDICATION") at the time of distribution, the CCPR Trustees may determine a holdback (the "PANEL CONTROLLED HOLDBACK") of such amount as they determine in their sole discretion necessary to provide for any remaining Panel Controlled Litigation Payments. The Panel Controlled Holdback (together with any interest earned thereon) will be utilized to satisfy any remaining Panel Controlled Litigation Payments, with the balance, if any, to be distributed to the holders of CCPRs (net of taxes on interest deemed to be earned on the Panel Controlled Holdback) at such time as the CCPR Trustees determine, acting reasonably, that such amount is not required to satisfy any Panel Controlled Litigation Payments.

     In no event will the status of the Hollinger Controlled Litigation or the Hollinger Defence Actions have any effect on whether the CCPR Trustees are able to distribute Panel Controlled Net Litigation Proceeds.

Hollinger Controlled Litigation

     The Corporation will have the sole power and duty to direct and supervise all matters involving the Hollinger Controlled Litigation including, without limitation, the ability to settle such litigation and nothing will oblige the Corporation to pursue any particular Hollinger Controlled Litigation or take any action in respect thereof. In carrying out its direction and supervision of the Hollinger Controlled Litigation, the Corporation will take into consideration, among other things, the costs of any particular action against the benefit most likely obtained therefrom. The Corporation will have the sole responsibility for the funding of the Hollinger Controlled Litigation.

     "HOLLINGER CONTROLLED NET LITIGATION PROCEEDS" means the amount received during the CCPR Term in proceeds, including awards for costs and interest, in the Hollinger Controlled Litigation (the "HOLLINGER CONTROLLED LITIGATION PROCEEDS"), including on account of the settlement of any Hollinger Controlled Litigation (after deducting taxes, if any, payable thereon by the Corporation as hereinafter provided) less the aggregate of: (A) any judgment, settlement or other amounts paid or payable (net of any tax benefit received in connection therewith) by the Corporation in or in relation to the Hollinger Controlled Litigation or the Hollinger Defence Actions (other than mutually acceptable carve-outs relating to ordinary course litigation in which the Corporation is defendant) (including any amounts paid or payable by the Corporation on account of the settlement of any Hollinger Controlled Litigation or the Hollinger Defence Actions or as a result of counterclaims arising from or related to the Hollinger Controlled Litigation or Hollinger Defence Actions), or on account of costs and interest; and (B) all costs and expenses incurred with respect to the Hollinger Controlled Litigation and the Hollinger Defence Actions (the items listed in (A) and (B) above are referred to as "HOLLINGER CONTROLLED LITIGATION PAYMENTS").

     In the event that Hollinger Controlled Net Litigation Proceeds result in a negative balance, any amounts payable thereunder will be the sole responsibility of the Corporation. The Panel Controlled Litigation Proceeds and Hollinger Controlled Litigation Proceeds are referred to collectively as the "LITIGATION PROCEEDS" and the Panel Controlled Net Litigation Proceeds and Hollinger Controlled Net Litigation Proceeds are referred to collectively as the "NET LITIGATION PROCEEDS".

     The Corporation will deposit into a separate escrow bank account of the Corporation controlled by the Litigation Panel (the "HOLLINGER ESCROW ACCOUNT") all of the Hollinger Controlled Litigation Proceeds received by it. The Hollinger Escrow Account will be transferred to and become an account of the CCPR Trust at the earliest possible opportunity provided that it would not result in an Indenture Default. The Corporation will be entitled to use the monies deposited in the Hollinger Escrow Account, regardless of ownership, to pay for Hollinger Controlled Litigation. Until such transfer, the Hollinger Escrow Account and all money therein, will remain the property of the Corporation.

     At such time as the Hollinger Escrow Account is transferred to the CCPR Trust, the Hollinger Controlled Net Litigation Proceeds will be distributed by the CCPR Trustees to the holders of the CCPRs. If not all of the Hollinger Controlled Litigation has been subject to Final Adjudication, the Corporation, may at the time of any distribution, pursuant to an agreement with the Litigation Panel (acting reasonably) determine a holdback of such amount as determined to be necessary to pay Hollinger Controlled Litigation Payments. Such holdback (together with any interest earned thereon) will be utilized to satisfy any Hollinger Controlled Litigation Payments with the balance if any to be distributed to the holders of CCPRs (net of taxes on interest deemed to be earned on such holdback amount) at such time as the Litigation Panel and the Corporation determine, acting reasonably, that such amount is not required to satisfy the Hollinger Controlled Litigation Payments. The CCPR Agreement will include a provision to the effect that upon settlement of a Specified Claim, RCL will be required to pay only the Minority Shareholder proportion thereof, provided that all holders of CCPRs will be responsible for their proportionate share of expenses and any holdback.

Tax Matters

     The initial determination ("INITIAL DETERMINATION") of whether and to what extent Panel Controlled Litigation Proceeds and/or Hollinger Controlled Litigation Proceeds, as the case may be, are subject to tax will be made by the Litigation Panel, acting reasonably and in consultation with its and the Corporation's tax advisors. The Initial Determination will be submitted to the Corporation for approval. If the Corporation, acting reasonably and in consultation with its tax advisors, does not accept the Initial Determination, the parties agree that they will: (a) where possible, obtain the views of the CRA as to whether or to what extent the payment is subject to tax and the parties will agree to be bound by such views; and (b) where the CRA is unwilling or unable to provide such a view, the parties will refer the issue to a tax advisor acceptable to both parties and the parties will be bound by the views of such advisor. For purposes of determining the amount of tax payable in respect of Net Litigation Proceeds, the rate of tax used will be the relevant combined Canadian federal and provincial income tax rate applicable to the Corporation in the taxation year the Litigation Proceeds are required to be recognized for Canadian federal and provincial income tax purposes.

CCPR Term

     Each of the CCPR Trust and the CCPR Agreement will have a term ending on June 10, 2011 (the "INITIAL CCPR TERM"). If, at the end of the Initial CCPR Term or, if applicable, at the end of the first additional two year period, not all of the Specified Litigation has been subject to Final Adjudication or final payment in connection therewith (for this purpose, Specified Litigation means that Specified Litigation in respect of which an action has been commenced prior to the expiry of the Initial CCPR Term), the Litigation Panel may if it reasonably believes that it is in the best interests of the holders of the CCPRs, extend the Initial CCPR Term for up to two consecutive additional two year periods (the "CCPR TERM"), provided that such extensions do not necessitate registration of the CCPRs under applicable securities legislation or result in the Corporation or the CCPR Trust becoming a reporting issuer under such legislation. For greater certainty, payments of any Specified Claims made after the Initial CCPR Term but prior to the expiry of the CCPR Term will be required to be paid into the Litigation Account.

     The Litigation Panel may, in its sole discretion, reduce the term of the CCPR Trust and the CCPR Agreement, if it determines, in its sole discretion, that the Specified Litigation has been subject to Final Adjudication and all final payments in connection therewith have been made or there is no longer a reasonable prospect of the payment of any further Litigation Proceeds. In addition, the Litigation Panel may, in its sole discretion, reduce the term of the CCPR Trust and the CCPR Agreement, in connection with the settlement of the Specified Litigation.

     Without the prior written consent of the Litigation Panel, the Corporation will be prohibited during the CCPR Term from: (i) undertaking any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Corporation or any of its subsidiaries (other than International or its subsidiaries); (ii) undertaking any direct or indirect sale, lease or transfer of a significant part of the assets of the Corporation or any of its subsidiaries (other than International or its subsidiaries); (iii) undertaking a reorganization, recapitalization, dissolution or liquidation of the Corporation or any of its subsidiaries (other than International or its subsidiaries); or (iv) declaring or paying any dividends or any other distribution (including the repayment of indebtedness) to its shareholders or related parties, in each case, if any of the foregoing could reasonably be expected to have an adverse effect on the ability of the Litigation Panel (or CCPR Trustees, as the case may be) to pursue a claim or distribute proceeds to the holders of CCPRs or if it would otherwise materially adversely prejudice the Litigation Panel in any of its other activities.

     Without the prior written consent of the Litigation Panel, the Corporation will be prohibited during the CCPR Term from incurring any indebtedness for borrowed money (whether new or in the form of a refinancing of the Senior Secured Notes) if, in connection therewith, it grants covenants which would be more onerous than the Indentures with respect to the ability of the Corporation to transfer the Net Litigation Proceeds, the Litigation Account, the Shareholder Payment Litigation Account or the Hollinger Escrow Account to the CCPR Trust or which would extend such restrictions past March 10, 2011.

Restrictions under the Indentures

     The Corporation will not transfer, or assume any obligation to transfer, the Net Litigation Proceeds, the Litigation Account, the Shareholder Payment Litigation Account or the Hollinger Escrow Account to the CCPR Trust, if any such transfer would (either with the giving of notice or the passage of time, or both) cause an Indenture Default and no obligation will arise until such time as any such transfer would not cause an Indenture Default. If any such transfer or obligation would (either with the giving of notice or the passage of time, or both) cause an Indenture Default, the Corporation will be required to pay to the CCPR Trust that portion of the Net Litigation Proceeds that can be paid without causing an Indenture Default and the balance of the Net Litigation Proceeds will be required to be paid as soon as practicable thereafter in a manner that will not cause an Indenture Default. The Corporation will be entitled to rely on the opinion of the Corporation's New York counsel in determining if any Indenture Default would be caused by any such transfer or obligation.

     In no event will the Corporation, without the prior written consent of the Litigation Panel, obtain any consent from the holders of the Senior Secured Notes with respect to any matter (subject to mutually agreed upon carve-outs to be contained in the CCPR Agreement relating to, among other things, amendments relating to financial and other reporting obligations), unless and until it has first (or contemporaneously therewith) obtained the consent of the holders of the Senior Secured Notes permitting the Corporation to transfer the Net Litigation Proceeds, the Litigation Account, the Shareholder Payment Litigation Account and the Hollinger Escrow Account to the CCPR Trust. This will not prevent the retirement, redemption or termination of the Senior Secured Notes or the taking of any action by the Corporation required under the terms of the Indentures as existing on the date of the establishment of the CCPR Trust or the obtaining of waivers thereunder.

     Until such time as there are no restrictions under the Indentures or otherwise that would apply to prevent the transfer by the Corporation of the Net Litigation Proceeds, the Litigation Account, the Shareholder Payment Litigation Account or the Hollinger Escrow Account to the CCPR Trust, the Corporation will not, without the prior written consent of the Litigation Panel, be permitted to make aggregate annual payments in excess of $10.0 million to shareholders, directors, officers, or senior employees or other related parties, including the respondents in Court file number 04-CL-5563 (but excluding directors, officers, employees and shareholders who are not related to RCL or any of its affiliates or associates) including in respect of management fees, consulting fees, salaries, bonuses, dividends, repayment of indebtedness or distributions of any kind.

Reports

     The CCPR Trustees will furnish a report to the holders of CCPRs and the
Court: (i) annually, which report will include annual financial statements of the CCPR Trust, and which may provide a summary of any material developments relating to the Specified Litigation together with an unaudited cash receipt and disbursement statement relating to the Specified Litigation; and (ii) at any other time deemed appropriate by the Litigation Panel. The contents of the report will not include any matter that is subject to any solicitor client or litigation privilege. In order to facilitate the preparation of the aforementioned report as it relates to Hollinger Controlled Litigation, and otherwise to keep the Litigation Panel apprised of developments in the Hollinger Controlled Litigation, the Corporation will from time to time within seven Business Days after a request therefor, provide to the Litigation Panel a report in respect of the Hollinger Controlled Litigation in substance sufficient to enable the Litigation Panel to prepare such report. The Litigation Panel will not disclose any information in the report that is privileged or confidential information of the Corporation or that could otherwise prejudice the position of the Corporation in respect of any Specified Litigation.

Amendments

     Any amendments to the CCPR Agreement will require the consent of the CCPR Trust and the Corporation.

ANTICIPATED DIVIDEND ON THE OUTSTANDING SERIES II PREFERENCE SHARES

     The holders of Series II Preference Shares are entitled to dividends if, as and when declared by the Board in an amount equal to 0.46 of the amount of any dividends declared in respect of the International A Shares, net of any U.S. withholding taxes. To date, International has declared regular and special dividends in the gross amount of US$5.70 per International A Share for which corresponding dividends on the Series II Preference Shares have not yet been declared and which presently are accruing.

     As a result of certain provisions in the articles of the Corporation relating to the Series II Preference Shares, in order to proceed with the CS Consolidation, the Board must declare and pay all outstanding accrued dividends on the Series II Preference Shares (as at March 4, 2005, an aggregate of approximately US$4.24 million or approximately US$2.49 per Series II Preference Share) prior to effecting the CS Consolidation. Subject to obtaining the requisite Common Shareholder approval in connection with the CS Consolidation, the Corporation anticipates that the Board will be in a position to declare and pay all accrued dividends on the Series II Preference Shares outstanding by the Effective Date (the "PS DIVIDEND").

RETRACTION STATUS OF COMMON SHARES

     Retractions of Common Shares submitted after May 31, 2004 are suspended at this time. As of March 4, 2005, an aggregate of 395,665 Common Shares (approximately 1.1% of the Common Shares) had been submitted for retraction (and not processed), all with a retraction price of $9.00 per share. The current retraction price per Common Shares is fixed at $4.65.

     In the event that the Common Share Approvals are obtained on or prior to March 31, 2005, in which case the amendments to the Indentures will become effective, the Board has determined at this time that the Corporation will be in a position to honour retractions of the outstanding Common Shares immediately following receipt of such approvals. In the event that the Common Share Approvals are not obtained by March 31, 2005, the current terms of the Indentures would, barring amendments thereto, preclude the Corporation from honouring retractions of the outstanding Common Shares for the foreseeable future.

     As the Effective Date will not take place until after March 31, 2005, Shareholders who previously submitted their Common Shares for retraction who wish to obtain the Common Share Consideration and CCPRs should make arrangements to withdraw their retraction request prior to the Meeting. In order to exercise withdrawal rights, Shareholders should contact the Computershare Call Centre -- Shareholder Services at 1 (800) 564-6253.

SHAREHOLDER APPROVALS

     In order to become effective, the CS Consolidation Resolution must be approved by: (i) at least two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the CS Consolidation Resolution; and (ii) in order to comply with the requirements of OSC Rule 61-501 and Policy Q-27, as described below, a majority of the votes cast by Minority Shareholders.

     OSC Rule 61-501 and Policy Q-27 require that, in addition to any other required shareholder approval, in order to complete a business combination or going private transaction, the approval of a majority of the votes cast by Minority Shareholders of affected equity securities be obtained. In relation to the CS Consolidation, the "MINORITY SHAREHOLDERS" will be all holders of Common Shares, other than the following: (i) RCL; (ii) any "related parties" of RCL (as defined, for the purposes of OSC Rule 61-501 and Policy Q-27) who would not be equally treated; and (iii) any person or company acting jointly or in concert with the foregoing. To the best of the Corporation's knowledge, the votes attaching to approximately 27,366,016 Common Shares will be excluded from this vote.

     In order to become effective, the PS Consolidation Resolution must be approved by at least two-thirds of the votes cast by holders of Series II Preference Shares present or represented by proxy at the Meeting and entitled to vote on the PS Consolidation Resolution. In addition, in order for the PS Consolidation to be effected, the CS Consolidation Resolution must be approved by at least two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the CS Consolidation Resolution.

     ANY FAILURE TO OBTAIN THE APPROVAL OF THE HOLDERS OF THE SERIES II PREFERENCE SHARES FOR THE PS CONSOLIDATION RESOLUTION AT THE MEETING WOULD NOT PREVENT THE CS CONSOLIDATION FROM PROCEEDING, IF THE CS CONSOLIDATION RESOLUTION IS APPROVED BY THE COMMON SHAREHOLDERS AS SET OUT ABOVE.

     The forms of proxy delivered with this Circular provide a means for a Shareholder to vote for or against the CS Consolidation Resolution and the PS Consolidation Resolution, as applicable. THE FORMS OF PROXY FURTHER PROVIDE THAT IF A SHAREHOLDER USING THE PROXY DOES NOT SPECIFY WHETHER SUCH SHARES ARE TO BE VOTED FOR OR AGAINST THE CS CONSOLIDATION RESOLUTION OR THE PS CONSOLIDATION RESOLUTION, AS APPLICABLE, THE PROXYHOLDER WILL NOT VOTE FOR OR AGAINST SUCH RESOLUTION.

     RCL has informed the Corporation it intends to vote the Shares owned by it, directly or indirectly, in favour of the CS Consolidation Resolution and the PS Consolidation Resolution.

REGULATORY MATTERS

     The issuance by the CCPR Trust of the CCPRs to the Common Shareholders (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) will require an exemption to be provided by applicable Canadian securities regulatory authorities (including the OSC) from the registration and prospectus requirements of applicable Canadian securities legislation. The issuance of the CCPRs is subject to the CCPR Trust obtaining such an exemption. While there can be no assurance that the exemption will be obtained prior to the Effective Time, or at all, the Corporation is seeking to obtain the exemption by the time of the holding of the Meeting.

     In order to complete the PS Consolidation, the Corporation must provide notice to the OSC and the other applicable securities regulatory authorities in Canada pursuant to subsections 35(1)(14)(ii) and 72(1)(h)(ii) of the OSA and equivalent provisions under the securities legislation of the other provinces and territories of Canada in respect of the trade of the International A Shares held by it which will be transferred to holders of Series II Preference Shares as a result of the PS Consolidation. Following the giving of such notice, each of the OSC and such other applicable Canadian securities regulatory authorities may inform the Corporation within ten days of the notice that it objects to the proposed trade and thereby remove the Corporation's ability to rely on the stipulated exemptions. In such event, the Corporation would be unable to proceed with the PS Consolidation irrespective of whether or not the holders the Series II Preference Shares duly pass the PS Consolidation Resolution as set out above.

     International A Shares that are otherwise deliverable in connection with the PS Consolidation will only be delivered in any jurisdiction to persons to whom applicable laws and regulations permit such delivery, including pursuant to any available exemption or regulatory relief from such laws and regulations, and who provide the covenants, representations and warranties required by the Letter of Transmittal applicable to the Series II Preference Shares.

     The International A Shares owned, directly or indirectly, by the Corporation are currently subject to the International MICTO. As a result of the International MICTO, in order to effect the PS Consolidation and the delivery of the International A Shares owned, directly or indirectly, by the Corporation to holders of Series II Preference Shares in connection therewith, the Corporation must obtain from the OSC an order to vary the International MICTO to permit the trades of International A Shares, and acts in further thereof, contemplated by the PS Consolidation. The completion of the PS Consolidation is subject to the International MICTO having been varied as at the Effective Time. Work is in progress in order to obtain the required variation to the International MICTO.

     Certain holders of the Shares are currently subject to the Hollinger MICTO. In order to effect the CS Consolidation and/or the PS Consolidation, the Corporation may be required to obtain from the OSC an order to vary the Hollinger MICTO. In the event that such variation is required, the Corporation intends to seek and obtain the appropriate orders by the time of the holding of the Meeting.

     U.S. securities laws generally restrict the offer or sale of securities to U.S. persons without registration with the SEC, and such restrictions could be deemed to apply to any proposed distribution of the CCPRs to any Common Shareholders who are U.S. persons. Accordingly, unless the Corporation obtains confirmation from the staff of the SEC that they do not object to the distribution of CCPRs to U.S. persons without registration ("SEC CLEARANCE"), following implementation of the CS Consolidation, Common Shareholders who are U.S. holders within the meaning of the U.S. Securities Act ("U.S. HOLDERS") would not receive or be entitled to any of the benefits of the CCPRs in respect of Common Shares held by them. The Corporation is seeking the SEC Clearance from the SEC staff.

     As noted above under "Important Considerations for Shareholders", the Corporation's ability to implement the proposed Consolidation is dependent on the effectiveness of certain amendments to the Indentures, which in turn, is dependent on, among other things, the Corporation obtaining all necessary regulatory approvals for the Consolidation. The Corporation intends to take all necessary action to obtain all such regulatory approvals.

INDEPENDENT PRIVATIZATION COMMITTEE

Formation and Organization of the Independent Privatization Committee

     On October 28, 2004, at a meeting of the Board, RCL through its Chairman and Chief Executive Officer, Conrad (Lord) Black, formally advised the Board in writing of a proposed consolidation of all of the issued and outstanding Common Shares and all of the issued and outstanding Series II Preference Shares which would result in RCL or its subsidiaries being the only shareholders of the Corporation. Following receipt of RCL's written intention with respect to the proposed Consolidation, the Board concluded that it would be appropriate to appoint a committee comprised of directors independent from management of the Corporation, RCL and their respective affiliates.

     At the October 28, 2004 meeting, the Board appointed Robert J. Metcalfe (Chairman), Allan Wakefield and Gordon W. Walker, Q.C. as members of the Independent Privatization Committee. Gordon W. Walker, Q.C. resigned from the Independent Privatization Committee on November 24, 2004 in order to assume the position of Chairman of the Corporation. After November 24, 2004, Messrs. Metcalfe and Wakefield comprised the Independent Privatization Committee. The members of the Independent Privatization Committee do not hold any securities of the Corporation, RCL or any affiliates thereof.

     On November 16, 2004, the Independent Privatization Committee received written notification from RCL that, in connection with the proposed Consolidation, RCL would support such transaction on the following terms: (i) the Common Shareholders (other than RCL and certain of its affiliated entities) would receive $7.25 in cash for each Common Share pursuant to the CS Consolidation; and (ii) the Preferred Shareholders would receive 0.46 of an International A Share for each Series II Preference Share pursuant to the PS Consolidation.

     Each of the two members of the Independent Privatization Committee has extensive business experience and is independent from the "interested parties" as defined under OSC Rule 61-501. Neither of the members of the Independent Privatization Committee: (i) is an employee of, or an insider, associate or affiliate of RCL or any affiliate thereof, or has held such position during the previous five years; or (ii) may benefit from the Consolidation in a manner that is different from the Minority Shareholders in the event that the Consolidation becomes effective. No non-independent persons participated in the Independent Privatization Committee's decision making deliberations.

     The mandate of the Independent Privatization Committee was to, among other things, conduct a thorough review of the proposed Consolidation and make recommendations to the Board in respect thereof in order to permit the Board to make a recommendation to Shareholders with respect to the proposed Consolidation. The Independent Privatization Committee was empowered to establish rules and procedures relating to the conduct of its business. The Independent Privatization Committee was also empowered to retain legal counsel or other professional advisors, at the expense of the Corporation, as it deemed appropriate to assist it in performing its mandate on such terms and conditions as the Independent Privatization Committee deemed appropriate and to engage an independent financial advisor to provide a formal valuation in accordance with the requirements of OSC Rule 61-501 and Policy Q-27 and to otherwise assist the Independent Privatization Committee in its deliberations.

Summary of Proceedings of the Independent Privatization Committee

     The Independent Privatization Committee retained Wildeboer Dellelce LLP to act as its independent legal counsel.

     OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out a "business combination" transaction is required to engage an independent valuator to prepare a valuation of the "affected securities" and to provide to the holders of the affected securities a summary of such valuation. In this instance, the affected securities are the Common Shares. From November 5, 2004 to November 22, 2004, the Independent Privatization Committee met with potential financial advisors in connection with the preparation of an independent valuation. The Independent Privatization Committee interviewed and reviewed the credentials, experience, financial expertise and proposed terms of engagement of several candidates.

     On November 23, 2004, the Independent Privatization Committee retained GMP as its financial advisor to: (i) prepare the Valuation; (ii) provide an opinion as to the fairness, from a financial point of view, of the Common Share Consideration and the Preferred Share Consideration; and (iii) provide a solvency valuation for inclusion in the Circular. The Independent Privatization Committee placed no limitations or restrictions on the analysis to be undertaken by GMP.

     The terms and conditions of GMP's engagement were set out in an engagement letter dated November 23, 2004 (the "GMP ENGAGEMENT LETTER"). GMP's engagement was subsequently amended to reflect certain changes in fee structure and to provide that GMP was no longer required to deliver a fairness opinion or solvency valuation. Pursuant to the GMP Engagement Letter, GMP confirmed that it had no prior or existing relationships with the Corporation, RCL, Conrad (Lord) Black, Peter G. White or F. David Radler or any of their respective associates or affiliates. The Independent Privatization Committee was satisfied that GMP met the applicable standards for independence under OSC Rule 61-501 and Policy Q-27. The fee payable to GMP by the Corporation under the terms of its engagement is not contingent in whole or in part on the conclusions of GMP or the completion of the Consolidation and was determined by negotiation between the Independent Privatization Committee and GMP.

     The Independent Privatization Committee met numerous times during the period from October 28, 2004 to March 6, 2005, the date of its formal report to the Board, both with and without its legal and financial advisors, to conduct various discussions and meetings related to the fulfillment of its mandate, including: to consider its responsibilities; to discuss the legal and regulatory requirements applicable to the Consolidation; to discuss the relevant issues arising from the structure of the Consolidation, including the fact that the Consolidation was a "going private transaction"/"business combination" under applicable securities laws; to consider issues regarding the lack of current financial disclosure of the Corporation and International; to consider the impact of proceedings and investigations by applicable securities regulatory authorities against the Corporation and International; to consider issues regarding the impact on the Valuation of outstanding litigation both for and against the Corporation and International; to review and evaluate the consideration being offered to Shareholders pursuant to the Consolidation; to review and discuss the draft Valuation and the limitation of scope, as well as the assumptions and qualifications contained in such draft Valuation; to receive and review the Valuation; and to consider and make its recommendations to the Board. In addition, the Independent Privatization Committee and its advisors met with and/or had telephone discussions with various parties, including Conrad
(Lord) Black, as well as certain other current and former members of management of the Corporation and their legal and financial advisors. Other material proceedings of the Independent Privatization Committee are described below.

     On November 30, 2004, the Independent Privatization Committee and its legal and financial advisors met with litigation counsel to the independent directors of the Corporation. The Independent Privatization Committee and its advisors were orally apprised of the status of certain Canadian litigation matters involving or affecting the Corporation, including the Inspection. From November 30, 2004 to the date of its formal report to the Board, the Independent Privatization Committee and its advisors were periodically provided updates as to the status of Canadian litigation matters involving the Corporation. The Independent Privatization Committee also met regularly with the Inspector to assist the Inspector in obtaining information necessary for the Inspection and to obtain an understanding of the status of the Inspection.

     On January 14, 2005, the Independent Privatization Committee and its legal and financial advisors met, via teleconference, with special U.S. litigation counsel to the Corporation. The Independent Privatization Committee and its advisors were orally apprised of the status of certain U.S. litigation matters involving or affecting the Corporation.

From January 14, 2005 to the date of its formal report to the Board, the Independent Privatization Committee and its advisors were periodically provided updates as to the status of U.S. litigation matters involving the Corporation.

     In mid-January 2005, the Independent Privatization Committee also met with GMP to review its plans in connection with the preparation of the Valuation and fairness opinion. At that meeting, GMP advised the Independent Privatization Committee that, given the unique and unusual circumstances of the Corporation, including the nature and extent of litigation surrounding the Corporation, the lack of current financial statements for the Corporation or International and the ongoing Inspection, GMP would be unable to provide a fairness opinion in respect of the Consolidation, nor would it be able to give comfort as to the solvency of the Corporation following the Consolidation.

     On February 14, 2005, legal advisors to the Independent Privatization Committee, counsel to GMP and counsel to the Corporation had discussions with the OSC regarding the scope of the Valuation and the limitations of such Valuation (including, certain material assumptions and qualifications it would likely contain) given the unique and unusual circumstances of the Corporation. The Independent Privatization Committee was kept apprised of the discussions between the OSC and GMP and its counsel with respect to the scope of the Valuation.

     The Corporation is subject to the Inspection and as of the date of the Independent Privatization Committee's report to the Board, the Inspector was still in the process of completing the Inspection. Given that it appeared unlikely that a final report of the Inspector would be filed prior to March 31, 2005, during the period from mid-February 2005 to March 6, 2005, the Independent Privatization Committee, together with the Board, negotiated the terms of the CCPR Trust with RCL.

     As of the date of the Independent Privatization Committee's report to the Board, International was not current in its continuous disclosure obligations under applicable Canadian and United States securities laws. Given that it appeared unlikely that International would be up to date with its continuous disclosure obligations as at March 31, 2005, during the period from mid-February 2005 to March 6, 2005, the Independent Privatization Committee, together with the Board, negotiated the terms of a contingent payment to Common Shareholders based on the results of the Updated Valuation, which is to be completed following the publication of the International Statements. See "-- Updated Valuation".

     The Independent Privatization Committee considered requesting an extension from RCL of its support for the Consolidation beyond March 31, 2005 for an additional period of 60 to 90 days, in order to (i) provide the Inspector additional time to complete or substantially complete the Inspection, and (ii) provide International additional time to become up to date in its continuous disclosure obligations. However, it was far from certain that such an additional time period would be sufficient to complete the Inspection or permit the release of the International Statements. The Independent Privatization Committee was further cognizant of the fact that the consent of the holders of Senior Secured Notes, which is necessary in order to complete the Consolidation, expires on March 31, 2005. As a result, in February 2005, the Independent Privatization Committee contacted Jefferies & Company, Inc., the agent of the Corporation with respect to the Senior Secured Notes, to explore the likelihood of obtaining an extension to the consent of the holders of the Senior Secured Notes. Jefferies & Company, Inc. advised the Independent Privatization Committee that, due to a number of factors, such consent would be very difficult to obtain, if at all, and would likely result in significant additional expense to the Corporation.

     On March 1, 2005, the Independent Privatization Committee received an oral presentation from GMP, together with a draft Valuation, setting out the expected valuation range per Common Share, the methodology it employed and relevant analysis, as well as the assumptions, limitations and qualifications that it intended to apply in reaching its conclusions in the Valuation. The Independent Privatization Committee questioned GMP concerning its methodology and qualifications, closely reviewed the analysis undertaken by GMP and discussed the requirement for a valuation of the Series II Preference Shares.

     Between March 1, 2005 and March 6, 2005, the Independent Privatization Committee had further discussions with respect to the Valuation.

     On March 4, 2005, the Independent Privatization Committee met with Conrad
(Lord) Black, Peter G. White and J.A. Boultbee, directors and officers of RCL, and advised them that it had some concerns with respect to certain issues relating to the Consolidation, including: (i) that the proposed consideration of $7.25 per Common Share was likely to be at the low end of the range per Common Share in the Valuation; (ii) the uncertainty of value in respect of potential litigation; and (iii) the impact, if any, on the valuation range of the Common Shares following the release of the International Statements.

     On March 6, 2005, the Board received written notification from RCL that, in connection with the proposed CS Consolidation, RCL would support such transaction on the following amended terms. Each Common Shareholder (other than RCL and certain of its affiliated entities) would receive $7.60 for each Common Share held at the time that articles of amendment are filed effecting the CS Consolidation, subject to a potential upward adjustment pursuant to the payment of the Additional Amount per Share following the publication of the International Statements. In addition, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) would receive a CCPR; provided however, that if the SEC Clearance is not obtained, no Common Shareholder who has not completed a Letter of Transmittal and certified therein that it is not a U.S. Holder shall receive a CCPR until such time as the Depositary receives such certification.

     On March 6, 2005, the Independent Privatization Committee also received from GMP its final Valuation, in which GMP estimated that, as at March 1, 2005, the fair market value of the Common Shares was in the range of $7.21 to $7.57 per Common Share and the value of the Series II Preference Shares was equivalent to 0.46 of an International Share per Series II Preference Share.

     In considering the Valuation and fulfilling its mandate, the Independent Privatization Committee reviewed the methodology utilized by GMP, the assumptions underlying the methodology and the conclusions to be drawn from GMP's analysis. In particular, the Independent Privatization Committee noted that the Valuation is limited in scope given certain "unique and unusual circumstances". See "-- Valuation -- Key Assumptions and Limitations".

Recommendations of Independent Privatization Committee

     At a meeting of the Independent Privatization Committee held on March 6, 2005, after considering the terms of the Consolidation, the Valuation, the advice of its legal and financial advisors and various additional matters, including the matters discussed below under the heading "-- Factors Considered by Independent Privatization Committee in Making its Recommendations", the Independent Privatization Committee unanimously concluded that:

     (a) although the Common Share Consideration is above the range of value per Common Share as determined pursuant to the Valuation, the Independent Privatization Committee could not, in the absence of a fairness opinion from GMP and given the Unique and Unusual Circumstances set out in the Valuation, reach a conclusion or make a recommendation as to whether the Common Share Consideration is fair, from a financial point of view, to the Minority Shareholders;

     (b) notwithstanding the conclusion outlined in (a) above, in light of the revised terms of the Common Share Consideration of March 6, 2005, which included the Additional Amount per Share, and the issuance of the CCPRs, the Board should authorize submitting the CS Consolidation to the Common Shareholders for their consideration provided that the Common Shareholders are fully informed of the limitations, assumptions and qualifications of the Valuation;

     (c) the Board should not make any recommendation with respect to how Common Shareholders should vote in respect of the CS Consolidation;

     (d) although the Preference Share Consideration is consistent with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares (and, in particular, with respect to the rights of retraction attaching to the Series II Preference Shares), given that Preferred Shareholders will be in no better position as a result of completion of the PS Consolidation, the Independent Privatization Committee could not reach a conclusion or make a recommendation as to whether the Preferred Shareholders should vote in favour of the PS Consolidation;

     (e) notwithstanding the conclusion outlined in (d) above, there is no assurance that the Corporation, given the terms of the Indentures, would be able to honour retractions of the Series II Preference Shares in the future and as a result, the Board should authorize submitting the PS Consolidation to the Preferred Shareholders for their consideration; and

     (f) the Board should not make any recommendation with respect to how Preferred Shareholders should vote in respect of the PS Consolidation.

     At the conclusion of its deliberations, the Independent Privatization Committee was satisfied that there had been an adequate process of investigation and deliberation to ensure that any decision made was made in good faith on an informed basis in the best interests of the Corporation and so as to properly protect the interests of the Minority Shareholders and the Preferred Shareholders.

Factors Considered by Independent Privatization Committee in Making its Recommendations

     Despite the fact the Independent Privatization Committee recommends that the Board make no recommendation to the Minority Shareholders or the Preferred Shareholders as to how they should vote in respect of the Consolidation, there are a number of factors that led the Independent Privatization Committee to the conclusion that the Minority Shareholders and the Preferred Shareholders should be provided with an opportunity to consider the merits of the Consolidation. The Independent Privatization Committee took notice that:

     1. in order for the CS Consolidation to be effective, it must be approved by a majority of votes cast by Minority Shareholders present in person or represented by proxy at the Meeting and entitled to vote on the CS Consolidation;

     2. in light of: (i) the controlling share ownership position of RCL of approximately 78.3% of the outstanding Common Shares; (ii) the fact that since the public announcement of the proposed Consolidation, the Corporation has not received any proposals for an alternative transaction; (iii) the fact that there has been no indication from RCL of a desire to divest its interest in the Corporation; (iv) the continued lack of liquidity and limited trading volume of the Common Shares; and (v) the well publicized difficulties that the Corporation has encountered recently, the ability of the Minority Shareholders to sell their Common Shares and to realize on their investment is limited. Through the CS Consolidation, the Minority Shareholders will have the ability to dispose of all of their Common Shares for cash consideration that, in the absence of the CS Consolidation, might not otherwise be available;

     3. RCL requested that the Board call a meeting of Shareholders to consider the Consolidation and could requisition a meeting if the Board failed to do so;

     4. any net amount received in connection with the CCPR Trust and any amount received pursuant to the Updated Valuation would have the effect of increasing the aggregate consideration paid to Minority Shareholders for their Common Shares;

     5. subject to the limitations, assumptions, qualifications and scope limitations set forth in Valuation, the Common Share Consideration is above the range of value per Common Share determined by GMP pursuant to the Valuation;

     6. the Common Share Consideration represents a premium of approximately 76% to the closing market price of the outstanding Common Shares on the TSX of $4.31 on October 28, 2004 (the day that the proposed Consolidation was publicly announced), prior to taking into account any further consideration that may be received by Minority Shareholders pursuant to the Updated Valuation or as a result of the CCPR;

     7. the difficulty of providing liquidity to Shareholders in the near term given the damage done to the Corporation's reputation;

     8. GMP would be unable to provide a fairness opinion in light of the factors described under the heading "Unique and Unusual Circumstances" in the Valuation;

     9. Minority Shareholders will be provided with an appraisal remedy in accordance with the provisions of the CBCA, should they choose to dissent from the CS Consolidation and, accordingly, they will have an opportunity to claim additional consideration for their Common Shares;

     10. notwithstanding that pursuant to the articles of the Corporation, a Preferred Shareholder is entitled to make an irrevocable election to require the Corporation to redeem all or any of its Series II Preference Shares in consideration for, at the Corporation's option:
           (i) the transfer to such holder of (x) 0.46 of an International A Share for each Series II Preference Share to be redeemed, and (y) such number or fraction of an International A Share as is equal to the amount of any dividends or distributions declared and unpaid on the Series II Preference Shares plus any dividends or distributions declared on the International A Shares in respect of which a dividend has not been declared on the Series II Preference Shares on the date of transfer of the International A Shares; or (ii) cash (in Canadian dollars) of an equivalent value therefor, there is no assurance that the Corporation will be in a position to honour retractions of Series II Preference Shares in the future;

     11. Preferred Shareholders will be provided with an appraisal remedy in accordance with the provisions of the CBCA, should they choose to dissent from the PS Consolidation or the CS Consolidation and, accordingly, they will have an opportunity to claim additional consideration for the Series II Preference Shares;

     12. the difficulty the Corporation is facing with respect to certain regulatory matters could lead to the Common Shares and the Series II Preference Shares no longer being eligible to trade on the TSX and this could, in turn, result in a lack of an established market for the Common Shares and the Series II Preference Shares; and

     13. the Independent Privatization Committee also examined whether it should consider other alternatives to enhance value to Shareholders. The Independent Privatization Committee sought and received advice in this regard from a legal and practical perspective. The Independent Privatization Committee was of the view that RCL's ownership position in the Corporation and the current litigious relationship between the Corporation and International made the possibility of an alternative transaction in the circumstances very limited.

     The foregoing list of factors considered by the Independent Privatization Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Consolidation, the Independent Privatization Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its respective determinations. In addition, individual members of the Independent Privatization Committee may have given different weight to different factors. The Independent Privatization Committee recognized that, while the consummation of the CS Consolidation gives the Common Shareholders the opportunity to realize a premium over the prices at which the Common Shares were traded prior to the public announcement of the CS Consolidation, accepting the CS Consolidation will eliminate a Common Shareholder's ability to participate in the possible future growth and profits of the Corporation.

     In order to arrive at its recommendations, the Independent Privatization
Committee: obtained the advice of both its legal counsel and GMP; completed an examination of the terms and conditions of the Consolidation and completed a detailed examination of the Valuation; in considering the Valuation, had discussions with senior management of the Corporation with respect to, among other things, the business, financial condition and prospects of the Corporation; and examined all other documents and information that the Independent Privatization Committee, after consulting with its legal counsel, considered relevant to review in order to make recommendations with respect to the Consolidation. Although GMP and the Independent Privatization Committee's legal counsel provided advice to the Independent Privatization Committee, the conclusions and recommendations of the Independent Privatization Committee are solely those of the Independent Privatization Committee.

Other Considerations

     As a result of the inability of the Independent Privatization Committee or GMP to gain access to the management of International or its financial advisors, the Independent Privatization Committee relied upon public information regarding International for purposes of the Valuation, and the recommendations of the Independent Privatization Committee are subject to the fact that such recommendations do not reflect various future events which may occur in respect of the business, affairs and operations of International and its subsidiaries, including, among other things: (a) any recent and planned developments in International and its subsidiaries' business, affairs and operations or any other material facts or material changes in respect thereof that are not yet publicly announced; (b) the prospects for growth and profitability of International and its subsidiaries; (c) the effect, if any, of any potential restatement of the financial statements of International; and (d) the effect of any potential divestiture of assets by International.

     For the purposes of their deliberations, the Independent Privatization Committee assumed the completeness and accuracy of all information publicly filed with securities regulators in respect of International and its subsidiaries. The Independent Privatization Committee also advises that Shareholders should: (a) monitor the trading prices of the Common Shares between the date hereof and March 31, 2005; (b) monitor the trading prices of the International A Shares between the date hereof and March 31, 2005; (c) monitor the financial press and SEDAR for any announcements with respect to the Inspection and other announcements which may affect the Unique and Unusual Circumstances outlined in the Valuation; and (d) carefully review the information contained in the Circular, including the detailed terms and conditions of the Consolidation and the Valuation, including the assumptions and qualifications and risks outlined therein as well as the tax consequences to Shareholders of the Consolidation.

     The Independent Privatization Committee is of the view that Shareholders should come to their own decision as to whether to vote in favour of or against the Consolidation. Shareholders are urged to consult with their investment dealer, stockbroker, financial advisor, lawyer or other professional advisor in determining whether to vote in favour of or against the Consolidation. Shareholders are advised that the Consolidation may have tax consequences and Shareholders should consult their professional tax advisors.

BOARD OF DIRECTORS -- RECOMMENDATIONS

     The Board, acting through its Independent Committee, with Peter G. White not participating, has met numerous times since October 28, 2004 and has taken an active role in reviewing the proposed Consolidation. In this regard, the Board has had numerous meetings with the Independent Privatization Committee and GMP.

     The members of the Independent Committee obtained their own independent legal counsel to advise on a variety of issues arising from the proposed Consolidation, including to consider whether the cash payment payable by the Corporation to the Common Shareholders holding fewer than 5,766,783 Common Shares will be in compliance with applicable solvency tests.

     On March 7, 2005, the Board met to receive and consider the recommendations of the Independent Privatization Committee and to consider the submission of the Consolidation to the Shareholders for their approval. The Board carefully considered the report of the Independent Privatization Committee and resolved to adopt such report.

     The Board also unanimously adopted the resolution to call the Meeting without making a recommendation as to whether the Shareholders should accept or reject either the CS Consolidation Resolution or the PS Consolidation Resolution.

     Peter G. White, a director, officer and indirect shareholder of RCL, declared his interest in the Consolidation and abstained from voting with respect to the above resolutions of the Board. See "Interest of Certain Persons in the Consolidation".

MOTION TO THE COURT

     On February 25, 2005, the members of the Independent Committee filed the Motion for, among other things, advice and direction as to whether in the circumstances the Consolidation should be put to the Shareholders before the Inspector delivers its final report.

     The Motion also sought an order approving an increase of $10.0 million to the Hollinger Independent Directors' Trust, confirmation of the deposit of an additional $1.5 million to such fund (see "Information Regarding the Corporation -- Interests of Informed Persons in Material Transactions") and the establishment of a similar fund in favour of two financial executives of the Corporation with a deposit of $500,000. The Motion further sought an order approving payments to the directors of the Corporation (other than Peter G. White) in the event of the termination of their tenure as directors and a retention bonus in the event that the Corporation continues as a public company after March 31, 2005, in each case, in an amount equal to a multiple of fees paid to such directors since November 18, 2004.

     Certain holders of Common Shares intervened on the Motion. The Motion was heard on March 7, 2005. At the hearing on the Motion, arguments were presented by counsel for various interested parties to Mr. Justice Colin L. Campbell, including counsel for the OSC who advised of the ongoing involvement of the OSC in connection with the Meeting and the proposed Consolidation. Mr. Justice Campbell ruled that, in the circumstances, it was not appropriate for the Court at this stage to make any order. Mr. Justice Campbell adjourned the Motion seeking advice and direction pending any further steps taken by any party based on the decisions that were to be made by the directors in connection with the Consolidation.

     With respect to the matters before the Court in respect of indemnification of directors and officers of the Corporation, Mr. Justice Campbell ruled that, at least in the first instance, such matters were to be dealt with by the Board. The Court also held that, following any such decision by the Board, if it were necessary that the matter be returned before the Court, any interested party was at liberty to do so. No order was issued by the Court in respect of matters related to directors' remuneration.

VALUATION

Engagement of GMP by the Independent Privatization Committee

     OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out a "business combination"/"going private transaction" is required to engage an independent valuator to prepare a valuation of the affected securities and to provide to the holders of the affected securities a summary of such valuation.

     Once constituted, the Independent Privatization Committee retained GMP as financial advisor and valuator to the Independent Privatization Committee. GMP was asked to prepare and deliver to the Independent Privatization Committee an independent valuation of the outstanding Common Shares, on a per share basis, in accordance with OSC

Rule 61-501 and Policy Q-27, and to prepare and deliver a valuation of the outstanding Series II Preference Shares, on a per share basis. A formal engagement letter was executed on December 14, 2004, and an amendment to the engagement letter was executed on February 25, 2005 (collectively, the "ENGAGEMENT LETTER").

Independence of GMP

     GMP is not an insider, associate or affiliate of the Corporation, certain specified parties (including Conrad (Lord) Black, RCL, Peter G. White and F. David Radler) (collectively, the "INTERESTED PARTIES") or any of their respective affiliates or associates. GMP has neither provided financial advisory services nor participated in any financings involving the Corporation, the Interested Parties or any of their respective affiliates or associates. The fees payable to GMP under the Engagement Letter on the delivery of the Valuation are not contingent upon the conclusions reached by GMP in the Valuation or upon the success of the Consolidation. There are no understandings, agreements or commitments between GMP, the Interested Parties or any of their respective affiliates or associates with respect to any future business dealings. However, GMP may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

     GMP acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have positions in securities of the Corporation and, from time to time, may have executed or may execute transactions on behalf of the Corporation or on behalf of other clients for which it receives compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in the Corporation.

Credentials of GMP

     GMP is a Canadian-based investment bank with offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland, which provides research and corporate finance advice and services, and engages in securities trading and investment banking. GMP carries on investment banking activities, institutional and retail securities trading activities. In Canada, GMP is an investment banking firm with operations in all facets of corporate finance, mergers and acquisitions, equity sales and trading and investment research. GMP has participated in a significant number of transactions involving private and public companies and has experience in preparing valuations. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

Key Assumptions and Limitations

     In the Valuation, GMP noted various unique and unusual circumstances (the "UNIQUE AND UNUSUAL CIRCUMSTANCES") surrounding the Consolidation including:

     1. Neither the Corporation nor International is in compliance with certain aspects of the applicable continuous disclosure requirements of Canadian and U.S. securities laws, the non-compliance of which includes the failure to file certain materials, as disclosed in the Circular;

     2. The Corporation is currently the subject of an Inspection pursuant to an order of the Court;

     3. The Corporation and International are each currently engaged in litigation that may materially affect the value of the securities of the Corporation;

     4. The Corporation and/or International may be the subject of future enforcement proceedings by regulatory authorities in Canada and/or the U.S.;

     5. A Special Committee of the board of directors of International has investigated certain related party transactions involving certain former executive officers and certain and former directors of International and the Corporation; and

     6. GMP has had no access to the operational and executive management of International.

     IN ADDITION TO THE FOREGOING, GMP MADE CERTAIN MATERIAL ASSUMPTIONS IN PREPARING THE VALUATION. THE VALUATION PROVIDES THAT CERTAIN ASSUMPTIONS USED BY GMP IN THE PREPARATION THEREOF ARE, IN THE PROFESSIONAL JUDGMENT OF GMP, BASED UPON THE BEST INFORMATION REASONABLY AVAILABLE TO GMP AT THE TIME OF THE PREPARATION OF THE VALUATION, THAT SUCH ASSUMPTIONS MAY PROVE TO BE INACCURATE AND ACTUAL RESULTS ACHIEVED WITH RESPECT TO MATTERS BASED UPON SUCH ASSUMPTIONS WILL VARY FROM THOSE USED BY GMP AND SUCH VARIATIONS MAY BE MATERIAL.

Valuation Conclusion

     Subject to the limitations, assumptions, qualifications and scope limitations stated in the Valuation:

     (a) GMP estimates, as of March 1, 2005, the fair market value of the Common Shares is in the range of $7.21 to $7.57 per share; and

     (b) GMP is of the view that the value of a Series II Preference Share is equivalent to 0.46 of an International A Share. In this regard, GMP has determined that the appropriate approach with respect to the valuation of the Series II Preference Shares is to value same in relation to the retraction right to receive International A Shares, rather than a range of values expressed in dollars.

     THE FOREGOING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE VALUATION ATTACHED AS APPENDIX C TO THIS CIRCULAR. SHAREHOLDERS ARE URGED TO READ THE VALUATION IN ITS ENTIRETY.

PRIOR VALUATIONS

     To the knowledge of the directors and senior officers of the Corporation, there has not been any prior valuation made in respect of the Corporation, its securities or material assets for which disclosure is required to be made in this Circular in the 24 months before the date hereof.

     The offers made by Press Holdings International Limited on January 27, 2004 to purchase all of the issued and outstanding Common Shares on the basis of $8.44 per share and Series II Preference Shares on the basis of $9.53 per share are the only bona fide prior offers for the Shares in the past 24 months. The offers were terminated on March 2, 2004. For detailed information concerning the offers and the background to the offers, reference is made to the directors' circular dated February 9, 2004 relating thereto on the public file with the securities commissions and other similar regulatory authorities in Canada which can be accessed via the Internet at www.sedar.com.

UPDATED VALUATION

     Promptly following the public release by International of the International Statements, an Independent Valuator will prepare an Updated Valuation of the Common Shares. The Independent Valuator and the Updated Valuation will be under the supervision and direction of the Independent Privatization Committee. The CS Consolidation will not be implemented until an engagement letter has been entered into with an Independent Valuator in connection with the Updated Valuation. The Corporation will publicly disclose the Updated Valuation Range via press release immediately upon receipt of same from the Independent Valuator.

     As part of the Common Share Consideration, each holder of Common Shares (other than, directly or indirectly, RCL and Dissenting Shareholders) will receive, subject to applicable laws (including solvency requirements), the Additional Amount per Share, if any, in cash, which amount shall be rounded to the nearest cent. In no event will the Additional Amount per Share be less than nil. The Additional Amount per Share, if any, will be paid as soon as reasonably practicable following the Updated Valuation Delivery Date, and in any event, within ten Business Days thereof. See "-- Procedure for Receipt of Consideration".

     RCL will guarantee the payment obligations of the Corporation in respect of the Additional Amount per Share. In addition, RCL and certain of its related parties will provide a release in favour of the Independent Valuator for claims arising out of the Updated Valuation and will indemnify the Independent Valuator against claims as a result of the performance of the services rendered by the Independent Valuator in connection with the Updated Valuation.

PROCEDURE FOR RECEIPT OF CONSIDERATION

     If the CS Consolidation is effected, each Common Shareholder (other than, directly or indirectly, RCL and Dissenting Shareholders) will be entitled to receive: (a) the Initial Payment as soon as practicable after the Effective Date; and (b) the Final Payment, if any, as soon as practicable after the Updated Valuation Delivery Date. If the PS Consolidation is effected, each Preferred Shareholder (other than Dissenting Shareholders) will be entitled to receive the Preferred Share Consideration as soon as practicable after the Effective Date. In order for such Shareholders to receive the Common Share Consideration and the Preferred Share Consideration, respectively, they must first complete and sign the appropriate enclosed Letters of Transmittal (printed on yellow paper for Common Shareholders and pink paper for Preferred Shareholders) and return same, together with the certificate(s) representing their Shares held, and all other requisite documentation, to the Depositary in accordance with the procedures specified in the appropriate enclosed Letters of Transmittal.

     As soon as practicable following the Effective Date of the CS Consolidation and/or the PS Consolidation, as the case may be, and receipt of all required documentation, the Depositary will send, or cause to be sent, to each Shareholder who has submitted a duly signed and completed Letter of Transmittal in accordance with the foregoing: (a) in the case of a Common Shareholder, a cheque for the aggregate Initial Payment payable in respect of the Common Shares held by such Common Shareholder; and (b) in the case of a Preferred Shareholder, a share certificate representing the aggregate Preferred Share Consideration payable in respect of the Series II Preference Shares held by such Preferred Shareholder. If applicable, as soon as practicable following the Updated Valuation Delivery Date and receipt of all required documentation, the Depositary will send, or cause to be sent, to each Common Shareholder who has submitted a duly signed and completed Letter of Transmittal in accordance with the foregoing a cheque for the aggregate Final Payment payable in respect of the Common Shares held by such Common Shareholder.

     Certificates representing fractional interests in a New Common Share or New Series II Preference Share will not be issued. After the Effective Time, the existing share certificates representing: (i) Common Shares (held by Shareholders other than, directly or indirectly, RCL and Dissenting Shareholders) will represent only the right to receive a cheque or cheques representing the aggregate Common Share Consideration, without interest, payable in respect thereof; and (ii) Series II Preference Shares (held by Shareholders other than Dissenting Shareholders) will represent only the right to receive a share certificate representing the aggregate Preferred Share Consideration deliverable in respect thereof.

Consideration

     The Corporation shall deposit, or cause to be deposited, with the Depositary at any time at or prior to the Effective Time, sufficient: (a) funds (by cheque, bank or wire transfer or other means) to pay the aggregate amount required to fund the aggregate Initial Payment from the cash resources of the Corporation; and (b) International A Shares owned, directly or indirectly, by the Corporation, to deliver the aggregate amount required to satisfy the Preferred Share Consideration. If applicable, the Corporation shall deposit, or cause to be deposited, with the Depositary promptly following the Updated Valuation Delivery Date, sufficient funds (by cheque, bank or wire transfer or other means) to pay the aggregate amount required to fund the aggregate Final Payment from the cash resources of the Corporation. The deposit of foregoing funds and shares with the Depositary is to be paid by the Depositary to or to the order of or delivered to or to the order of the respective holders of Shares, in the case of cash, without interest, on presentation and surrender at the offices of the Depositary in the City of Toronto, of the applicable Letter of Transmittal and the share certificate(s) identified in the applicable Letter of Transmittal, with all other requisite documentation. At the Effective Time, the Shares in respect of which such deposit is made shall be deemed to be cancelled. Subject to the next paragraph below, the Corporation shall be fully and completely discharged from its obligation to pay or deliver the Common Share Consideration and the Preferred Share Consideration to such holders of Shares and thereafter the rights of such holders shall be limited to receiving, in the case of cash, without interest, subject to withholding, from the Depositary their proportionate part of the money or shares so deposited for their Shares, on presentation and surrender of the said share certificates held by them respectively (and all other requisite documentation) as specified above. Any interest on any funds so deposited shall belong to the Corporation.

     In addition, immediately after the implementation of the CS Consolidation, each Common Shareholder (other than Dissenting Shareholders and, if the SEC Clearance is not obtained, any U.S. Holders) will receive one CCPR for each outstanding Common Share held immediately prior to the Effective Time; provided however, that if the SEC Clearance is not obtained, no Common Shareholder who has not completed a Letter of Transmittal and certified therein that it is not a U.S. Holder shall receive a CCPR until such time as the Depositary receives such certification. CCPRs do not form part of the Common Share Consideration. See "-- CCPRs".

     Subject to applicable law, after the expiration of six months following the applicable Effective Date, any remaining monies or International A Shares on deposit with the Depositary will be returned to the Corporation or its successors. Where a duly completed and executed Letter of Transmittal and the share certificate(s) identified in that Letter of Transmittal are delivered to the Depositary thereafter with all other requisite documentation, the obligations of the Corporation or its successors to make payment in respect of the Common Shares Consideration or to deliver the Preferred Share Consideration will, subject to any applicable law, be satisfied from the general corporate funds or holdings of International A Shares of the Corporation or its successors.

     Under no circumstances will interest accrue or be paid by the Corporation, its successors or the Depositary on the Common Share Consideration, including without limitation, for any delay in making payment.

Letters of Transmittal and Surrender of Share Certificates

     A Letter of Transmittal (printed on yellow paper) for use by Common Shareholders and a Letter of Transmittal (printed on pink paper) for use by Preferred Shareholders are enclosed with this Circular for the surrender of share certificates. The details for the surrender of such share certificates to the Depositary at the addresses in Toronto of the Depositary are set out in the Letters of Transmittal. In order to receive the Common Share Consideration and/or the Preferred Share Consideration, as applicable, a Shareholder must first deliver and surrender to the Depositary all share certificates representing such Shareholder's Shares, together with the applicable Letter(s) of Transmittal duly completed and executed in accordance with the instructions set out therein, on such form or in otherwise acceptable form and such other documents as the Corporation and the Depositary may reasonably require.

     Only Registered Shareholders or the persons they appoint as their proxies are required to complete, sign and submit the Letters of Transmittal. Shareholders who own Shares beneficially: (a) through an intermediary (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited and the Depository Trust Company), are not required to submit a Letter of Transmittal. The intermediary or the clearing agency, as the case may be, should take the appropriate steps to ensure the Depositary receives the necessary documentation. SHAREHOLDERS WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THEIR NOMINEE HOLDER TO ARRANGE FOR THE SURRENDER OF THEIR SHARES.

Residency Status and Withholding

     Each Shareholder will be required in the applicable Letter of Transmittal to represent and warrant that such Shareholder is, or is not, a non-resident of Canada for the purposes of the Tax Act. Each Shareholder who is a non-resident of Canada for the purposes of the Tax Act should deliver, together with the applicable Letter of Transmittal and such other required documents and certificates, as applicable, a clearance certificate issued by the CRA under
Section 116 of the Tax Act (and provincial clearance certificates issued by any relevant provincial tax authority under analogous provisions of applicable provincial income tax legislation) satisfactory to the Corporation in respect of the disposition of the holder's fractional interest in a New Common Share or New Series II Preference Shares, as applicable, pursuant to the Consolidation. SUCH CLEARANCE CERTIFICATE SHOULD BE DELIVERED EVEN IF THE NON-RESIDENT SHAREHOLDER IS NOT TAXABLE ON THE DISPOSITION OF THE SHARES.

     Each Shareholder who is a nominee or agent (such as a stock broker) holding legal title to Shares on behalf of one or more beneficial owners is required to indicate in a letter attached to the applicable Letter of Transmittal how many of such shares are held on behalf of beneficial owners who are non-residents of Canada for the purposes of the Tax Act, the name of such beneficial owners and the number of the Shares so held on behalf of each such beneficial owner. In respect of each such non-resident beneficial owner, the nominee or agent should deliver a clearance certificate issued by the CRA under Section 116 of the Tax Act (and provincial clearance certificates issued by any relevant provincial tax authority under analogous provisions of applicable provincial income tax legislation) satisfactory to the Corporation in respect of the disposition of the holder's fractional interest in a New Common Share or New Series II Preference Shares, as applicable, pursuant to the Consolidation, as more fully described above. In the event that the nominee or agent fails to deliver the requisite clearance certificate described above with a Letter of Transmittal, the Corporation intends to deduct and withhold from the Common Share Consideration or Preferred Share Consideration otherwise payable to any such holder such amounts as the Corporation may become liable for under Canadian income tax law.

     Unless the Depositary receives from a non-resident Shareholder or from a nominee or agent of a non-resident Shareholder, as the case may be, a clearance certificate relating to the payment of the Common Share Consideration or Preferred Share Consideration on the Consolidation (which certificate must be satisfactory to the Corporation in its sole discretion and must set out a "certificate limit" that is not less than the aggregate Common Share Consideration and/or Preferred Share Consideration, as applicable, to be received by such Shareholder), the Depositary intends to withhold, on behalf of the Corporation, from the Common Share Consideration and/or Preferred Share Consideration, as applicable, to be received by such Shareholder as tax for the account of the non-resident Shareholder, the amount for which the Corporation may become liable under Section 116 of the Tax Act (and any analogous provision of provincial income tax legislation). If a satisfactory clearance certificate has not been received by the Corporation before the third Business Day before the 30th day of the month following the month in which the Consolidation occurs, the Corporation will remit to the CRA and the appropriate provincial tax authorities, the amount required to be remitted. Similar withholdings and remittances will apply to:

     (a) a Shareholder who fails to represent and warrant whether such Shareholder is, or is not, a non-resident of Canada for the purposes of the Tax Act; and

     (b) the beneficial owner of Shares held by nominees or agents who fail to deliver with the applicable Letter of Transmittal a letter indicating how many of such Shares are held on behalf of beneficial owners who are non-residents of Canada for the purposes of the Tax Act, the name of such beneficial owners and the number of the Shares so held on behalf of each such beneficial owner.

     NON-RESIDENT SHAREHOLDERS ARE URGED TO CONTACT THEIR OWN TAX ADVISORS AS SOON AS POSSIBLE IN ORDER TO OBTAIN ADVICE AND ASSISTANCE IN CONNECTION WITH THE APPLICATION FOR A CLEARANCE CERTIFICATE UNDER SECTION 116 OF THE TAX ACT (AND ANY ANALOGOUS CLEARANCE CERTIFICATE FROM THE CORRESPONDING PROVINCIAL TAX AUTHORITIES), AS THE PROCESS OF OBTAINING SUCH A CERTIFICATE MAY TAKE SEVERAL WEEKS.

Lost Certificates

     A Shareholder who has lost or misplaced such Shareholder's Share certificate(s) should complete the applicable Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary. The Depositary will assist in making the necessary arrangements to establish proper entitlement (which may include an affidavit and a bonding requirement) for payment of the Common Share Consideration or delivery of the Preferred Share Consideration in accordance with the terms of the Consolidation.

Method of Delivery

     The method of delivery of share certificates or the Letters of Transmittal, and all other required documents is at the option and risk of the person delivering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the offices noted in the Letters of Transmittal, and a receipt obtained therefore, or if mailed, that registered mail, with return receipt requested, be used.

     Shareholders holding Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Shares.

Payment and Delivery of the Consideration

     Assuming due delivery of the required documentation, as soon as practicable: (A) after the Effective Date, the Depositary will forward, or cause to be forwarded: (i) cheques for the Initial Payment, without interest, to which a Shareholder is entitled; and (ii) share certificates for the Preferred Share Consideration to which a Shareholder is entitled; and (B) if applicable, after the Updated Valuation Delivery Date, the Depositary will forward, or cause to be forwarded cheques for the Final Payment, without interest, to which a Shareholder is entitled, in each case, by first class mail to the address of the Shareholder as specified in the applicable Letter of Transmittal, unless the Shareholder indicates to the Depositary that he or she wishes to pick up the cheque(s) and/or share certificate(s) representing the Common Share Consideration and the Preferred Share Consideration, as applicable, in which case the cheques and/or share certificate(s) will be available at the Toronto offices of the Depositary for pick-up by such holder. Under no circumstances will interest be payable on the Common Share Consideration by reason of any delay in paying the Common Share Consideration (or any part thereof) or otherwise.

Prescription Period

     Any certificate which prior to the Effective Date represented issued and outstanding Shares which has not been surrendered with all other instruments required by the Letters of Transmittal on or prior to the sixth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against the Corporation, the Depositary or their respective successors.

Determination of Validity

     All questions as to the delivery and surrender of certificates, the delivery and form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any delivery and surrender of certificates will be determined by the Corporation, in its sole discretion, which determination shall be final and binding on all parties.

     The Corporation reserves the absolute right to reject any or all deliveries and surrenders of share certificates, Letters of Transmittal and any other requisite documentation determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Corporation's counsel, be unlawful. The Corporation also reserves the absolute right to waive any of the conditions of the delivery and surrender of share certificates or any defect or irregularity in any delivery or surrender of share certificates. No delivery and surrender of share certificates will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary or any other person will be under any duty or obligation to give notification of any defect or irregularity in deliveries and surrenders or incur any liability for failure to give any such notice. The Corporation's interpretation of the terms and conditions of the Consolidation (including, without limitation, the delivery and surrender of share certificates and Letters of Transmittal) will be final and binding on all parties.

JUDICIAL DEVELOPMENTS

     Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to enjoin transactions which constituted "business combination" or "going private" transactions within the meaning of OSC Rule 61-501 and Policy Q-27, respectively. The current trend in both legislation and in Canadian jurisprudence is towards permitting "business combination" or "going private" transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

     Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a "business combination" or "going private" transaction.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is, in the opinion of Fogler, Rubinoff LLP, Canadian counsel to the Corporation, a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder in respect of the Consolidation and in respect of the PS Dividend.

     This summary is generally applicable to Shareholders who, for purposes of the Tax Act, hold their Shares (including International A Shares to be distributed to Preferred Shareholders on the PS Consolidation) and CCPRs as capital property, and who deal at arm's length and are not affiliated with the Corporation. The Shares, the International A Shares and the CCPRs will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on a business, or the holder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Shares might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Shareholder who is a non-resident insurer or a "specified financial institution" as defined in the Tax Act, is otherwise a "financial institution" subject to the mark-to-market rules contained in the Tax Act, a Shareholder in respect of which International is or will be a "foreign affiliate" within the meaning of the Tax Act or a Shareholder who acquired Shares on the exercise of employee or director stock options. Such Shareholders should consult their own tax advisors regarding their particular circumstances.

     This summary is based on the current provisions of the Tax Act and counsel's understanding of the current publicly available statements of the administrative practices of the CRA. The summary takes into account all proposed amendments (the "TAX PROPOSALS") to amend the Tax Act and the regulations thereto publicly announced by the Minister of Finance (Canada) prior to the date hereof but there is no certainty that the Tax Proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law or in the CRA's practices, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER ARE MADE. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE CONSOLIDATION AND THE PS DIVIDEND IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

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

RESIDENTS OF CANADA

     The following summary is only applicable to Shareholders who are resident or are deemed to be resident in Canada for purposes of the Tax Act.

PS Dividend

     In the case of a Preferred Shareholder who is an individual, the amount of the PS Dividend received by such Preferred Shareholder will be included in computing such Preferred Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations under the Tax Act. The receipt of the PS Dividend may give rise to liability for alternative minimum tax.

     In the case of a Preferred Shareholder that is a corporation, the amount of the PS Dividend received will be included (subject to the potential application of subsection 55(2) of the Tax Act as discussed below) in computing such Preferred Shareholder's income and generally will be deductible in computing taxable income. Under subsection 55(2) of the Tax Act, a Preferred Shareholder that is a corporation may be required to recognize all or a portion of the PS Dividend received as a capital gain from the disposition of a capital property. Preferred Shareholders that are corporations should consult with their tax advisors.

     A Preferred Shareholder which is a "private corporation" as defined in the Tax Act (or any other corporation resident in Canada and controlled by or for the benefit of an individual or a related group of individuals) may be liable to pay a refundable tax under Part IV of the Tax Act in respect of the PS Dividend.

CS Consolidation and CCPRs

     On the payment of the Common Share Consideration in lieu of a fractional New Common Share arising on the CS Consolidation, a Common Shareholder will not be considered to have received a dividend (by virtue of the Corporation's status as a "mutual fund corporation" under the Tax Act), but will be considered to have disposed of the Common Shareholder's Common Shares for proceeds of disposition equal to the fair market value of the consideration so received. Each Common Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, to the Common Shareholder exceeds (or are less than) the adjusted cost base of the Common Shares.

     The proceeds of disposition of the Common Shares will be equal to the aggregate of the amount of cash and the fair market value at the time of receipt of CCPRs received by a Common Shareholder for his or her Common Shares. The cost of a CCPR to a Common Shareholder will be equal to such fair market value. As the amount to be received as a result of the CCPRs, if any, is uncertain, the fair market value thereof is unclear. Common Shareholders will be required to value the CCPRs based on all available facts and circumstances at the Effective Time. Although not free from doubt, a Common Shareholder who disposes of a CCPR may realize a capital gain (or capital loss) to the extent that the proceeds received therefor, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the CCPR to the Common Shareholder. A Common Shareholder who receives an interim payment under a CCPR may realize a capital gain to the extent that the amount of the payment exceeds the portion of the adjusted cost base of the CCPR to the Common Shareholder that is reasonably attributable to that payment. It is possible, however, that all amounts received by a Common Shareholder in respect of a CCPR would be treated as ordinary income.

     A Common Shareholder may be required to include in income for a particular taxation year the portion of the net income of the CCPR Trust for a taxation year, including ordinary income or the taxable part of net realized capital gains, regardless of whether or not a Common Shareholder receives a cash payment from the CCPR Trust in such taxation year in respect of a CCPR.

PS Consolidation

     By virtue of the PS Consolidation, the Preferred Shareholders will receive a certain number of International A Shares. A Preferred Shareholder will not be considered to have received a dividend (by virtue of the Corporation's status as a "mutual fund corporation" under the Tax Act), but will be considered to have disposed of the Preferred Shareholder's Series II Preference Shares for proceeds of disposition equal to the fair market value of the International A Shares so received immediately prior to the Effective Time. Each Preferred Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Series II Preference Shares, net of any reasonable costs of disposition, to the Preferred Shareholder exceeds (or are less than) the adjusted cost base of the Series II Preference Shares.

     The cost of an International A Share so acquired by a Preferred Shareholder will be equal to the fair market value of the International A Share immediately prior to the Effective Time. The adjusted cost base of an International A Share will be averaged with the cost of all other International A Shares held by the Preferred Shareholder at that time as capital property.

Tax Treatment of Capital Gains and Capital Losses

     A Shareholder will be required to include in income one-half of the amount of any capital gain (a "TAXABLE CAPITAL GAIN") resulting from the disposition and will be required to deduct one-half of the amount of any capital loss (an "ALLOWABLE CAPITAL LOSS") against taxable capital gains realized by the Shareholder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

     Taxable capital gains realized by a Canadian-controlled private corporation may be subject to an additional 6 2/3% refundable tax. Capital gains realized by an individual, including a trust other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

     In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of the Shareholder's fractional interest in a Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with the detailed provisions of the Tax Act in that regard. Analogous rules may apply where a corporation is a member of a partnership or a beneficiary of a trust which owns a fractional interest in a Share. These rules also apply where a trust or partnership (of which a corporation is a beneficiary or a member) is a member of a partnership or beneficiary of a trust that owns a fractional interest in a Share.

Deferred Plans and Foreign Property

     A CCPR will not constitute a "qualified investment" for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan ("DPSP") (collectively, the "DEFERRED PLANS") or a registered education savings plan ("RESP"). As a result, if a trust governed by an RRSP or RRIF acquires a CCPR, the fair market value thereof at the time it was acquired by the trust must be included in the income of the annuitant under the RRSP or RRIF, as the case may be. If such a trust subsequently disposes of the CCPR, the annuitant is entitled to a deduction equal to the lesser of the amount previously included in the income of the annuitant and the proceeds of disposition of the CCPR. A trust governed by an RRSP or RRIF will be subject to tax on the income, including capital gains, earned from the CCPR. If a trust governed by a DPSP acquires a CCPR, the trust must pay a special tax equal to the fair market value of the CCPR at the time of acquisition. Upon a subsequent disposition of the CCPR, the trust would be entitled to a refund equal to the lesser of the amount of the special tax previously imposed and the proceeds of disposition of the CCPR. If a trust governed by an RESP acquires a CCPR, the trust must pay a special tax equal to 1% of the fair market value of the CCPR at the end of each month in which such trust holds the CCPR. COMMON SHAREHOLDERS THAT ARE TRUSTS GOVERNED BY AN RRSP, RRIF, DPSP OR RESP SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM (AND TO THE ANNUITANTS, BENEFICIARIES OR SUBSCRIBERS THEREUNDER) OF HOLDING CCPRS, INCLUDING THE POTENTIAL ADVANTAGES TO THEM OF SELLING THEIR COMMON SHARES PRIOR TO THE EFFECTIVE DATE.

     As at the date hereof, the International A Shares would constitute a "qualified investment" for Deferred Plans and RESPs by virtue of such shares being listed on the New York Stock Exchange.

     The International A Shares will constitute "foreign property" for purposes of the Tax Act. Deferred Plans and certain other investors generally exempt from tax will be subject to the tax under Part XI of the Tax Act if, at the end of any month, the cost amount (as defined in the Tax Act) of foreign property held by such investor exceeds, generally, 30% of the total cost amount of all property held by it. RESPs are not subject to the foreign property rules. The CCPRs would constitute "foreign property" for purposes of the Tax Act. Tax Proposals released on February 23, 2005 will, if enacted, eliminate the foreign property rule limits for 2005 and subsequent calendar years.

Dividends on International A Shares

     The Canadian dollar equivalent of any dividends received (before deduction of any withholding tax as may be applicable) by a holder on International A Shares will be included in computing income. Such dividends received by a holder who is an individual will not be eligible for the dividend tax credit. Such dividends received by a holder that is a corporation will not be eligible for the intercorporate dividend deduction in the Tax Act.

     Subject to certain limitations, withholding tax as may be imposed by the United States on dividends paid by International will be treated as foreign income tax which may be eligible for credit against the holder's Canadian federal income tax or as a deduction in computing the holder's income.

     A holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% with respect to dividends received on the International A Shares.

Disposition of International A Shares

     The tax consequences to a holder on the disposition of International A Shares will generally be the same as that described under the heading "-- Tax Treatment of Capital Gains and Capital Losses" above.

Foreign Investment Entity Tax Proposals

     The Preferred Shareholders will receive International A Shares pursuant to the PS Consolidation.

     On October 30, 2003, revised Tax Proposals were released regarding the taxation of certain interests held by Canadian residents in certain non-resident entities (e.g. International) which will be applicable for taxation years commencing after 2002 (the "FIE PROPOSALS"). If the FIE Proposals are enacted as proposed, where a Canadian resident holds shares, other than shares that are an "exempt interest", in a corporation that constitutes a "foreign investment entity" at the corporation's taxation year-end, the Canadian resident generally will be required to either (i) include in income for the Canadian resident's taxation year that includes such year-end an amount determined as a prescribed percentage of the Canadian resident's designated cost of such shares at the end of each month ending in the Canadian resident's taxation year at which time the shares were held by the Canadian resident, or (ii) in certain circumstances, include in (or deduct from) income on an annual basis any increase (or decrease) in the value of that interest. International will not be a foreign investment entity at the end of its taxation year if, at that time, the carrying value of all of its investment property is not greater than one-half of the "carrying value" of all of its property, or if its principal undertaking is not an "investment business", within the meaning of those terms in the FIE Proposals. It is unclear whether International currently is a "foreign investment entity" within the meaning of the FIE Proposals and no assurances can be given as to its status in the future.

     In any event, the FIE Proposals will not apply in a taxation year of a holder, if at the end of the taxation year of International that ends in such year, the International A Shares are "exempt interests". The International A Shares will constitute exempt interests at a particular time if:

     (a) it is reasonable to conclude that the holder has, at that time, no "tax avoidance motive" (within the meaning of the FIE Proposals) in respect of the such shares;

     (b) throughout the period, in International's taxation year that includes that time, during which the holder held the shares in International, it is resident for purposes of the Tax Act in a country in which there is a prescribed exchange (which includes the United States) and such shares are listed on a prescribed stock exchange (which includes the New York Stock Exchange); and

     (c) throughout such period, the shares are an "arm's length interest" of the holder within the meaning of the FIE Proposals.

     The determination of whether a holder will have a tax avoidance motive in respect of the International A Shares within the meaning of the FIE Proposals will depend upon the particular circumstances of the holder. Based upon a certificate of an officer of the Corporation, Fogler, Rubinoff LLP, Canadian counsel for the Corporation, is of the view, that the International A Shares would, as at the date hereof, qualify as an arm's length interest in respect of a Preferred Shareholder for purposes of the FIE Proposals, so long as the aggregate fair market value of all International A Shares that are held by the holder, or an entity or individual with whom the holder does not deal at arm's length, does not exceed 10% of the fair market value of all of the issued and outstanding International A Shares. However, no assurances can be given that the International A Shares will qualify as an arm's length interest at any time in the future.

Foreign Property Information Reporting

     A holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including International A Shares, at any time in the year or fiscal period exceeds

$100,000 (as such terms are defined in the Tax Act) will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Preferred Shareholder in the year will be a specified Canadian entity. The Preferred Shareholders should consult their own tax advisors about whether they must comply with these rules.

Dissenting Shareholders

     Dissenting Shareholders will be considered to have disposed of their Shares (as opposed to their fractional interests in a Share) for proceeds of disposition equal to the amount paid by the Corporation to the Dissenting Shareholder, less the amount of any interest awarded by the court. Provided the Corporation is a "mutual fund corporation" under the Tax Act at the time payment is made to a Dissenting Shareholder, the tax consequences to a Dissenting Shareholder will generally be the same as those described under the headings "-- CS Consolidation" and "-- PS Consolidation" above, as the case may be, except that any amount received or receivable on account of interest will be fully included in the Dissenting Shareholder's income. Although it is anticipated that the Corporation will continue to maintain its status as a "mutual fund corporation" under the Tax Act, if the Corporation is not a "mutual fund corporation" under the Tax Act at the time payment is made to a Dissenting Shareholder, the tax consequences may be materially different than those described under the headings "-- CS Consolidation" and "-- PS Consolidation" above.

NON-RESIDENTS OF CANADA

     The following summary is only applicable to Shareholders who are neither resident nor deemed to be resident in Canada for purposes of the Tax Act, who do not use or hold, and are not deemed to use or hold, their Shares in connection with carrying on a business in Canada, and whose Shares do not constitute "taxable Canadian property" for the purposes of the Tax Act (each such Shareholder being a "NON-RESIDENT HOLDER"). The Shares of a Non-Resident Holder will not constitute "taxable Canadian property" unless: (a) at any time during the period of five years immediately preceding the date such Shares are consolidated, 25% or more of the issued Shares of any class or series of the capital stock of the Corporation were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (b) the Non-Resident Holder had an interest in or option in respect of property described in (a); or (c) the Non-Resident Holder's Shares are deemed to be "taxable Canadian property" under the Tax Act.

     A Non-Resident Holder will not be subject to any Canadian capital gains tax with respect to the cancellation of Shares on the Consolidation. However, a Non-Resident Holder may realize a capital gain or loss with respect to the disposition of the Shareholder's fractional interest in a Share. Since fractional interests in a share may not be interests in shares listed on any stock exchange, a right to receive proceeds in lieu of the issuance of a fractional interest in a New Common Share or New Series II Preference Share held by a Non-Resident Holder may be "taxable Canadian property" for purposes of the Tax Act, notwithstanding that the Non-Resident Holder's Shares do not constitute "taxable Canadian property". In addition, a right to receive proceeds in lieu of the issuance of a fractional interest in a New Common Share or New Series II Preference Share may not constitute "excluded property" within the meaning of subsection 116(6) of the Tax Act. As a result, any capital gain realized by a Non-Resident Holder on such disposition may be subject to tax under the Tax Act unless such gain is exempted from Canadian tax by the application of an applicable income tax treaty. Accordingly, unless the Non-Resident Holder provides the Corporation with a satisfactory certificate under section 116 of the Tax Act prior to the date cash payment is made by the Corporation, the Corporation intends to withhold and remit as tax for the account of the Non-Resident Holder 25% of the amount that the Non-Resident Holder is entitled to receive (determined before withholding taxes). NON-RESIDENT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING SECTION 116 OF THE TAX ACT AND THEIR ULTIMATE CANADIAN TAX LIABILITY, INCLUDING THE POTENTIAL ADVANTAGES TO THEM OF SELLING THEIR SHARES PRIOR TO THE EFFECTIVE DATE OF THE CONSOLIDATION.

     A Non-Resident Holder who is entitled to the PS Dividend will be subject to non-resident withholding tax under the Tax Act at the rate of 25% of the amount of the dividend, subject to reduction under the provisions of an applicable income tax treaty. For example, under the Canada-United States Income Tax Convention, the rate of withholding tax is generally reduced to 15% in respect of dividends paid to a person who is a beneficial owner thereof and who is a resident of the United States for the purposes of the Convention.

  CERTAIN U.S. TAX CONSEQUENCES FOR SHAREHOLDERS THAT ARE NOT U.S. PERSONS OF
       OWNING INTERNATIONAL A SHARES AS A RESULT OF THE PS CONSOLIDATION

Dividends

     Except as described below, if a Preferred Shareholder becomes a holder of International A Shares pursuant to the PS Consolidation and such Preferred Shareholder is not a U.S. person for U.S. federal income tax purposes, dividends paid to the Preferred Shareholder are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the Preferred Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if eligible for a lower treaty rate, the payor of the dividend will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments, unless the payor is furnished with:

     (i) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which a holder certifies, under penalties of perjury, his or her status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and his or her entitlement to the lower treaty rate with respect to such payments; or

     (ii) in the case of payments made outside the United States to an offshore account (generally, an account maintained by the holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

     If a holder is eligible for a reduced rate of United States withholding tax under a tax treaty, such holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

     If dividends paid to a holder are "effectively connected" with such holder's conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the holder maintains in the United States, the "effectively connected" dividends are taxed at rates generally applicable to United States citizens, resident aliens and domestic United States corporations. In general, no tax is required to be withheld from such "effectively connected" dividends, provided that the holder furnishes a valid Form W-8ECI to the payor of dividends.

     If a holder is a corporate holder of International A Shares that is not a U.S. person for U.S. federal income tax purposes, "effectively connected" dividends that the holder receives may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of International A Shares

     If a Preferred Shareholder becomes a holder of International A Shares pursuant to the PS Consolidation and such Preferred Shareholder is not a U.S. person for U.S. federal income tax purposes, such Preferred Shareholder generally will not be subject to U.S. federal income tax on gain that he or she recognizes on a disposition of International A Shares unless:

     (i) the gain is "effectively connected" with such Preferred Shareholder's conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the Preferred Shareholder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the Preferred Shareholder to United States taxation on a net income basis;

     (ii) the Preferred Shareholder is an individual, he or she holds International A Shares as a capital asset, he or she is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

     (iii) International is or has been a United States real property holding corporation for federal income tax purposes and the Preferred Shareholder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the International A Shares and such Preferred Shareholder is not eligible for any treaty exemption.

     If such Preferred Shareholder is a corporate holder of International A Shares that is not a U.S. person for U.S. federal income tax purposes, "effectively connected" gains that it recognizes may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the Preferred Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

     In general, backup withholding and information reporting requirements may apply unless, if a Preferred Shareholder becomes a holder of International A Shares pursuant to the PS Consolidation and such Preferred Shareholder is not a U.S. person for U.S. federal income tax purposes, such Preferred Shareholder satisfies certain documentary requirements establishing his or her non-U.S. status or he or she otherwise establishes an exemption.

     A holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed his or her income tax liability by filing a refund claim with the United States Internal Revenue Service.

Federal Estate Taxes

     International A Shares held by a holder that is not a U.S. person for U.S. federal tax purposes at the time of death will be included in the holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                RIGHT OF DISSENT

     Under Section 190 of the CBCA: (a) a registered holder of Common Shares may dissent in respect of the CS Consolidation Resolution to approve the CS Consolidation; and (b) a registered holder of Series II Preference Shares may dissent in respect of the CS Consolidation Resolution and the PS Consolidation Resolution to approve the CS Consolidation and the PS Consolidation, respectively. If the CS Consolidation and the PS Consolidation (or either one of them) are completed, Dissenting Shareholders who strictly comply with procedures set forth in the CBCA will be entitled to be paid the fair value of their Shares. This right of dissent is summarized in Appendix D to this Circular and
Section 190 of the CBCA is set forth in Appendix E to this Circular. IT IS RECOMMENDED THAT A SHAREHOLDER WISHING TO EXERCISE A RIGHT OF DISSENT SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE REQUIREMENTS SET FORTH IN SECTION 190 OF THE CBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT TO DISSENT.

               EXPENSES OF THE CONSOLIDATION AND SOURCE OF FUNDS

     Subject to the agreement of RCL to reimburse the Corporation for all reasonable fees and expenses incurred by the Corporation in connection with the Enabling Transactions and the Consolidation noted below, the Corporation will pay all costs and expenses relating to the Enabling Transactions and the Consolidation, including legal, accounting, filing and printing costs, the costs associated with obtaining the Valuation and the Updated Valuation and the costs incurred in connection with the preparation of the Circular. The amount of such costs is expected to be approximately $5.5 million, which includes $1 million in payment to GMP in respect of providing the Valuation. Assuming that no further Common Shares are submitted for retraction other than the 395,665 Common Shares submitted for retraction as of March 4, 2005 and such Common Shares are processed following receipt of the Common Share Approvals for an aggregate price of approximately $3.56 million, the Common Share Consideration paid following the completion of the CS Consolidation, the aggregate Initial Payment of which is expected to total approximately $54.6 million, will be funded by internal cash flows of the Corporation and/or from funds obtained pursuant to the issuance of additional Senior Secured Notes in connection with the Debt Commitments.

     RCL has entered into arrangements with the Corporation that provide that if the requisite approvals of the Common Shareholders are not obtained for any reason by March 31, 2005, RCL will reimburse the Corporation for all of the reasonable fees and expenses incurred by the Corporation in connection with the Enabling Transactions and the proposed Consolidation, including the fees and expenses of GMP in respect of providing the Valuation, the Independent Valuator in respect of the Updated Valuation, legal counsel for GMP and legal counsel for the Independent Privatization Committee. In connection with the foregoing, RCL provided the Corporation with security in the form of a general security agreement.

                INTEREST OF CERTAIN PERSONS IN THE CONSOLIDATION

     RCL holds, directly or indirectly, 27,363,170 Common Shares, representing approximately 78.3% of all issued and outstanding Common Shares and 66,963 Series II Preference Shares, representing approximately 3.9% of all issued and outstanding Series II Preference Shares. Pursuant to the Consolidation, the Corporation will become a wholly-owned, direct and indirect, subsidiary of RCL. None of the current members of the Board holds or exercises control or direction over, directly or indirectly, any Common Shares or Series II Preference Shares other than Peter G. White, who is an indirect shareholder of RCL and a director and officer of RCL. In view of the foregoing, Peter G. White declared his indirect interest in connection with the approval by the Board of Directors of the Consolidation and related matters.

               EFFECT OF THE CONSOLIDATION ON MARKETS AND LISTING

     In the event that either or both of the CS Consolidation Resolution and the PS Consolidation Resolution are passed, it is intended that, on or shortly after the Effective Date, the Common Shares and the Series II Preference Shares, as the case may be, will be delisted from the TSX. In the event that the requisite approval of the Preferred Shareholders is not obtained in respect of the PS Consolidation Resolution, the Series II Preference Shares may remain listed on the TSX, subject to the applicable TSX listing requirements being met. Following the Consolidation, it is intended that an application will be made to the OSC and to the securities regulatory authorities in other provinces and territories of Canada where the Corporation is a reporting issuer (or its equivalent) for an order deeming the Corporation to no longer be a reporting issuer (or its equivalent) for purposes of applicable Canadian securities legislation. Upon such order being issued, the Corporation would no longer be subject to the ongoing disclosure and other obligations currently imposed in Canada upon the Corporation as a reporting issuer. In the event that the requisite approval of the Preferred Shareholders is not obtained in respect of the PS Consolidation Resolution, there can be no assurance that such order would be issued.

                     INFORMATION REGARDING THE CORPORATION

GENERAL

     The Corporation is the continuing company, under the CBCA, resulting from the 1985 amalgamation of Argcen Holdings Inc., Hollinger Argus Limited (incorporated June 28, 1910) and Labmin Resources Limited. The registered office of the Corporation is 10 Toronto Street, Toronto, Ontario M5C 2B7. The Corporation is a "mutual fund corporation" under the Tax Act.

     The Corporation's principal asset is its interest in International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario. As of March 4, 2005, the Corporation owned, directly or indirectly, 782,923 International A Shares and 14,990,000 International B Shares, being approximately 17.4% of the equity and 66.8% of the voting interest in International.

CAPITAL STRUCTURE

     The authorized capital of the Corporation consists of an unlimited number of preference shares, issuable in series, an unlimited number of Common Shares, an unlimited number of exchangeable non-voting preference shares Series I, an unlimited number of Series II Preference Shares and an unlimited number of Series III Preference Shares. As of March 4, 2005, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding. Each of the Shares is retractable at the option of the holder. See "Information Regarding the Consolidation and Going Private Transaction -- Retractions Status of Common Shares". The outstanding Common Shares and Series II Preference Shares are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively.

SENIOR SECURED NOTES

     The Corporation has outstanding US$93.0 million aggregate principal amount of Senior Secured Notes. The Senior Secured Notes are guaranteed by RMI, a wholly-owned subsidiary of RCL, and by an indirect wholly-owned subsidiary of the Corporation. The Senior Secured Notes are secured by, among other things, a first priority lien on 14,990,000 International B Shares owned, directly or indirectly, by the Corporation. Under the terms of the Senior Secured Notes, the Corporation is subject to certain financial covenants and other restrictions.

     As part of the terms of the Senior Secured Notes, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the U.S. Securities Act by November 4, 2003. Registration of the securities is not being sought at this time. As a result of this registration default, the annual interest rate on the Senior Secured Notes increased by 0.5% per year from November 4, 2003. The annual interest rate increased by an additional 0.5% per year on February 2, 2004, resulting in a maximum additional interest rate of 1.0% per year over the 11 7/8% interest rate on the Senior Secured Notes until all registration defaults are cured. If and when the Corporation cures this registration default, the interest rate on the Senior Secured Notes will revert immediately to the original level.

OWNERSHIP OF SECURITIES OF THE CORPORATION

     None of the directors and executive officers of the Corporation, or, to the knowledge of the Corporation or such directors and executive officers, after reasonable enquiry, (i) their respective associates, (ii) any person or company holding more than 10% of any class of equity securities of the Corporation, or
(iii) any person or company acting jointly or in concert with the Corporation or RCL, beneficially owns, directly or indirectly, or controls or exercises direction over, any securities of the Corporation, except for RCL, which beneficially owns, directly or indirectly, or exercises control or direction over, a total of 27,363,170 Common Shares or approximately 78.3% of the outstanding Common Shares. Conrad (Lord) Black, a former director and executive officer of the Corporation, indirectly controls RCL and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Common Shares. The address of RCL is 10 Toronto Street, Toronto, Ontario M5C 2B7. Peter G. White, a director and executive officer of the Corporation, is an indirect shareholder, officer and director of RCL.

MANAGEMENT AND INSIDER CEASE TRADE ORDERS

     On May 18, 2004, as a result of the failure by each of the Corporation and International in filing financial statements pursuant to the OSA, the OSC issued temporary cease trade orders that prohibited certain current and former directors, officers and insiders of each of the Corporation and International from trading in securities of the Corporation and International, as applicable, subject to certain exceptions. On June 1, 2004, the OSC issued final cease trade orders prohibiting certain current and former directors, officers and insiders of the Corporation (the "HOLLINGER MICTO") and International (the "INTERNATIONAL MICTO") from trading in securities of the Corporation and International, as applicable (subject to certain exceptions), until two full business days after the Corporation's or International's, as applicable, required filings with the OSC are brought up to date in compliance with Ontario securities law.

     As a result of the terms of the International MICTO, in order to effect the PS Consolidation and the delivery of the International A Shares owned, directly or indirectly, by the Corporation to holders of Series II Preference Shares in connection therewith, the Corporation must obtain from the OSC an order to vary the International MICTO to permit the trades of International A Shares contemplated by the PS Consolidation. The completion of the PS Consolidation is subject to the International MICTO having been varied as at the Effective Time. Work is in progress in order to obtain the required variation to the International MICTO.

     Certain holders of the Shares are currently subject to the Hollinger MICTO. In order to effect the CS Consolidation and/or the PS Consolidation, the Corporation may be required to obtain from the OSC an order to vary the Hollinger MICTO. In the event that such variation is required, the Corporation intends to seek and obtain the appropriate orders by the time of the holding of the Meeting.

INSPECTION

     Pursuant to the order of Mr. Justice Colin L. Campbell of the Court, Ernst & Young Inc. (the "INSPECTOR") was appointed as inspector pursuant to subsection 229(1) of the CBCA to conduct an investigation of certain of the affairs of the Corporation, as requested by Catalyst (the "INSPECTION"). The Inspector is principally to investigate and report to the Court upon the facts in relation to any "related party transaction" (as defined in the Court order granting the Inspection) between the Corporation (including any of its subsidiaries, other than International or its subsidiaries), and a "related party" for the period January 1, 1997 to the date of the order. The Inspector is continuing the Inspection. As of March 4, 2005, the Inspector has provided six interim reports to the Court with respect to the Inspection. Irrespective of whether the Consolidation is completed or not, the Inspection will continue until it is completed in accordance with the order of the Court and a final report of the Inspector is submitted to the Court.

COMMITMENTS TO ACQUIRE SECURITIES OF THE CORPORATION

     Other than pursuant to the Consolidation and retractions of the Shares pursuant to the articles of the Corporation, there are no commitments to acquire equity securities of the Corporation by the Corporation or, to the knowledge of the Corporation and its directors and executive officers, after reasonable enquiry, by: (i) any of the directors or executive officers of the Corporation;
(ii) any of the respective associates of the directors and executive officers of the Corporation; (iii) by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of the Corporation's equity securities (including RCL); or (iv) by any person or company acting jointly or in concert with the Corporation or RCL.

BENEFITS FROM THE CONSOLIDATION

     The Corporation will become a wholly-owned, direct and indirect, subsidiary of RCL as a result of the Consolidation. See "-- Interest of Certain Persons in the Consolidation". To the knowledge of the Corporation, after reasonable enquiry, there are no direct or indirect benefits resulting from the Consolidation that will accrue to any director or executive officer of the Corporation, to any of their respective associates, or to any person or company acting jointly or in concert with the Corporation or RCL.

PRICE RANGE AND TRADING VOLUMES OF THE SHARES

     The outstanding Common Shares and Series II Preference Shares are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively. The following table sets forth the high and low sales prices and aggregate volume of sales of the Shares traded on the TSX for the periods indicated:

                                                            TSX                         TSX
                                                       COMMON SHARES        SERIES II PREFERENCE SHARES
                                                  -----------------------   ----------------------------
                                                  HIGH   LOW     VOLUME      HIGH     LOW       VOLUME
                                                  ----   ----   ---------   ------   ------   ----------
                                                  ($)    ($)                 ($)      ($)
2004
  March.........................................  8.00   6.80   1,620,190   11.25     9.00    3,597,166
  April.........................................  7.40   6.90     192,827   11.55    10.50    1,363,865
  May...........................................  8.00   6.32      93,512   11.77    10.50      214,570
  June..........................................  6.40   5.00      88,191   10.87     9.00       27,968
  July..........................................  6.09   4.25     358,533    9.80     9.00        1,819
  August........................................  5.35   4.80     406,090    9.05     9.00        1,091
  September.....................................  4.95   3.55   1,013,867    9.11     8.75        1,865
  October.......................................  5.95   3.10     299,313    9.00     8.50       12,046
  November......................................  7.00   5.75     326,365    9.01     9.00        1,235
  December......................................  7.18   6.45     191,156   10.00     9.01        3,993
2005
  January.......................................  6.60   5.75     404,201    9.03     9.03        2,997
  February......................................  6.30   5.96     268,599    8.00     8.00          300
  March (to March 4, 2005)......................  6.35   6.01     134,025    8.00     8.00           --

     The closing prices of the Common Shares and Series II Preference Shares on the TSX on October 27, 2004, the last full trading day prior to the date of the announcement of the Consolidation, were $4.20 and $8.99, respectively.

DIVIDEND POLICY

     Under applicable corporate law, the Corporation is not required to pay any dividends or redeem any of its Shares in certain circumstances, including if the Corporation's liquidity would be unduly impaired as a consequence. In addition, there are restrictions under the Indentures on the Corporation's ability to pay dividends on its outstanding Shares.

     The following is a summary of the Corporation's dividend record in respect of the Common Shares for the two years preceding the date of this Circular. On March 10, 2003, the Corporation paid: (i) a cash dividend of $0.05 per Common Share; and (ii) a stock dividend of 0.018182 of a Common Share for each Common Share held as at February 24, 2003. On June 10, 2003, the Corporation paid a stock dividend of 0.02961 of a Common Share for each Common Share held as at May 27, 2003. On September 10, 2003, the Corporation paid a stock dividend of
0.031915 of a Common Share for each Common Share held as at August 27, 2003.

     The following is a summary of the Corporation's dividend record in respect of the Series II Preference Shares for the two years preceding the date of this Circular. Each Series II Preference Share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of an International A Share (less any U.S. withholding tax thereon payable by the Corporation or its subsidiaries). In the first quarter of 2003, the Corporation paid dividends of $0.033544 per Series II Preference Share; in the second quarter of 2003, the Corporation paid dividends of $0.031715 per Series II

Preference Share; in the third quarter of 2003, the Corporation paid dividends of $0.030435 per Series II Preference Share; and in the fourth quarter of 2003, the Corporation paid dividends of $0.028934 per Series II Preference Share.

     As a result of certain provisions in the articles of the Corporation relating to the Series II Preference Shares, in order to proceed with the CS Consolidation, the Board must declare and pay all outstanding accrued dividends on the Series II Preference Shares (as at March 4, 2005, an aggregate of approximately US$4.24 million or approximately US$2.49 per Series II Preference Share) prior to effecting the CS Consolidation. Subject to obtaining the Common Share Approvals in connection with the CS Consolidation, the Corporation anticipates that the Board will be in a position to declare and pay all accrued dividends on the Series II Preference Shares outstanding by the Effective Date. See "Information Regarding the Consolidation and the Going Private Transaction -- Anticipated Dividend on the Outstanding Series II Preference Shares".

PREVIOUS PURCHASES, SALES AND DISTRIBUTIONS

     Excluding securities of the Corporation purchased or sold pursuant to the exercise of employee stock options, warrants and other conversion rights and entitlements: (A) no securities of the Corporation were purchased or sold by the Corporation since March 1, 2004 other than: (i) the purchase of an aggregate of 26,703 Common Shares and 22,170,914 Series II Preference Shares in respect of retractions of such Shares; and (ii) the private placement on April 7, 2004 of 20,096,919 Subscription Receipts at an issue price of $10.50 per Subscription Receipt (which Subscription Receipts were subsequently exchanged pursuant to their terms, for no additional consideration, into 20,096,919 Series II Preference Shares on June 11, 2004); (iii) the mandatory redemption of 9,271,175 Series III Preference Shares on June 11, 2004 at a price of $10.00 for each Series III Preference Share redeemed, plus accrued and unpaid dividends thereon;
(iv) the redemption of US$42.0 million aggregate principal amount of Senior Secured Notes on June 11, 2004 at a price (expressed as a percentage of principal amount) of 111.875%, plus accrued and unpaid interest thereon; and (v) the private placement on September 30, 2004 of US$15.0 million aggregate principal amount of Senior Secured Notes; and (B) except as noted in (A)(ii) above, the only Shares distributed by the Corporation during the five years preceding the date of this Circular is the issuance of an aggregate of 2,642,932 Common Shares in respect of stock dividends.

     The Corporation may fund a portion of the payment of the Common Share Consideration following the completion of the CS Consolidation pursuant to the issuance of up to US$40.0 million of additional Senior Secured Notes pursuant to the Debt Commitments. See "Expenses of the Consolidation and Source of Funds".

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Except as otherwise disclosed herein, no person who has been an "informed person" of the Corporation for the purposes of National Instrument 51-102 -- Continuous Disclosure Obligations of the Canadian Securities Administrators at any time since the beginning of the Corporation's last completed financial year and, to the knowledge of the directors and executive officers of the Corporation, after reasonable enquiry, none of their respective associates or affiliates, has any material interest, direct or indirect, in the Consolidation or in any other proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

     On March 10, 2003, the Corporation issued US$120.0 million aggregate principal amount of Senior Secured Notes (currently, there is US$93.0 million aggregate principal amount of Senior Secured Notes outstanding). On the date of issue by the Corporation of the Senior Secured Notes, RMI entered into a support agreement (the "SUPPORT AGREEMENT") with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation (without receiving any shares of the Corporation) or subordinated debt. The Corporation, RMI and RCL also entered into a contribution agreement in this regard. RCL has unconditionally guaranteed RMI's obligations under the contribution agreement, with such guarantee supported by a pledge of RCL's shares of RMI. The amount of the annual support payments is equal to the greater of: (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), and (b) US$14.0 million per year (less any future payments of Services Agreements fees directly to the Corporation or to any of the Corporation's wholly-owned restricted subsidiaries, as they are defined in the Indentures, and any excess in the net dividend amount received on the International A Shares and International B Shares owned, directly or indirectly, by the Corporation that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation. The Support Agreement terminates upon the repayment of the Senior Secured Notes. Amounts the Corporation calculates to be due to the Corporation pursuant to the Support Agreement in respect of the period

March 10, 2003 to December 31, 2003 amounted to US$39.6 million, of which US$14.7 million has been received by the Corporation. As of the date of this Circular, RMI has acknowledged only that an additional US$4.1 million is payable for such period (for a total amount payable in 2003 of US$18.8 million). Amounts the Corporation calculates to be due to the Corporation pursuant to the Support Agreement in respect of the period January 1, 2004 to December 31, 2004 amounted to approximately US$43.4 million, of which US$11.3 million has been received by the Corporation. As of the date of this Circular, RMI has acknowledged only that an additional US$2.7 million is payable for such period (for a total amount payable in 2004 of US$14.0 million). The amount received in 2004 was contributed by RMI to the capital of the Corporation (without receiving any shares of the Corporation).

     On March 23, 2004, in order to assist the Corporation in complying with the terms of the Indentures and avoiding the potential acceleration of the Senior Secured Notes upon the occurrence of an Event of Default under the Indentures, Domgroup Ltd., a wholly-owned subsidiary of the Corporation, lent to RCL the principal amount of approximately $4.7 million, evidenced by a demand promissory note bearing interest at prime plus 4% per annum. As security therefor, RCL entered into a general security agreement in favour of Domgroup Ltd. All of the proceeds of the loan were immediately contributed by RCL to RMI as a capital contribution, without deduction, and RMI immediately paid such proceeds to the Corporation as a contribution to the capital of the Corporation pursuant to the terms of the Support Agreement. On June 29, 2004 and August 27, 2004, similar loans were made by Domgroup Ltd. to RCL in the principal amount of approximately $4.8 million and $5.2 million, respectively, for the same reason and used by RCL and RMI in the manner set forth above.

     On April 7, 2004, the Corporation offered and sold 20,096,919 subscription receipts (the "SUBSCRIPTION RECEIPTS") of the Corporation at a price of $10.50 per Subscription Receipt for gross proceeds of $211.0 million. Each Subscription Receipt represented the right to receive, without payment of any additional consideration, one Series II Preference Share upon satisfaction of a number of escrow release conditions. Pursuant to the offering, all outstanding Subscription Receipts were to be automatically exercised and the Series II Preference Shares were to be issued immediately following satisfaction by the Corporation of each of such escrow release conditions. Pursuant to the Offering and satisfaction of the escrow release conditions, the Corporation redeemed US$42.0 million aggregate principal amount of the Senior Secured Notes on June 11, 2004 and redeemed all of the Corporation's previously-outstanding Series III Preference Shares. As a result of the offering of Subscription Receipts, the Corporation's interest obligations on the Senior Secured Notes was reduced, the Corporation's dividend obligations on the previously-outstanding Series III Preference Shares ceased and there was a decrease in the dividends receivable by the Corporation on the International A Shares held by it, directly or indirectly. The net effect of the foregoing was a reduction of the Corporation's annual non-consolidated negative net cash flow resulting in a reduction of the amounts payable by RMI pursuant to the Support Agreement (subject to the US$14.0 million minimum annual support payments).

     Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "DELAWARE ORDER"), the Corporation and Conrad (Lord) Black, the former Chairman and Chief Executive Officer of the Corporation, were ordered to jointly pay to International an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus interest. On July 16, 2004, the Corporation repaid to International US$5.96 million and the balance of the amount set forth in the Delaware Order of US$15.3 million was paid by Conrad (Lord) Black. The terms of the Corporation's obligation to make restitution to Conrad (Lord) Black, if any, have not been resolved. The Corporation has appealed the Delaware Order to the Delaware Supreme Court.

     Pursuant to the Delaware Order, on July 6, 2004, Conrad (Lord) Black also repaid to International US$8.75 million on account of non-compete payments received by him in prior years (inclusive of accrued interest). In 2004, F. David Radler, former Deputy Chairman, President, Co-Chief Operating Officer and a director of the Corporation, repaid to International approximately US$9.3 million on account of non-compete payments received by him in prior years (inclusive of accrued interest). In 2004, Peter Y. Atkinson, former Executive Vice President of the Corporation, repaid to International approximately US$2.8 million on account of non-compete payments received by him in prior years and payments under the incentive compensation plan of Hollinger Digital LLC (inclusive of accrued interest).

     A loan in the principal amount of $1.1 million was made to RCL by Domgroup Ltd. on June 30, 2004. The loan, together with interest at the prime rate plus 8% per annum, was repaid in full by RCL on September 29, 2004.

     On September 30, 2004, the Corporation received consents from holders of a majority in aggregate principal amount of the outstanding Senior Secured Notes approving a number of amendments to the indenture governing the Senior Secured Notes and the related security agreement. The amendments included a provision permitting the

Corporation to incur indebtedness in an aggregate amount outstanding not to exceed US$15.0 million (and to grant a second priority security interest in the collateral supporting the Senior Secured Notes in connection therewith) through the issuance of notes substantially similar to the Senior Secured Notes pursuant to an indenture substantially similar to the existing indenture. The amendments further permitted the Corporation to direct the trustee of the Senior Secured Notes to apply up to approximately US$10.5 million, currently being held as cash collateral under the indenture, to satisfy future interest payment obligations on the outstanding Senior Secured Notes. On September 30, 2004, the Corporation also obtained a waiver from holders of a majority in aggregate principal amount of the outstanding Senior Secured Notes in respect of any and all defaults or events of default under, and non-compliance with certain covenants of, such indenture. On such date, the Corporation completed the closing of a private placement of US$15.0 million in aggregate principal amount of Senior Secured Notes at 100% of the face amount. The net proceeds from the sale of such Senior Secured Notes totalled approximately US$13.9 million, after deducting the expenses of the offering. The new Senior Secured Notes are guaranteed by RMI.

     As a result of the expiry of the Corporation's directors' and officers' liability insurance on June 30, 2004, the Corporation placed $500,000 in trust with the law firm of Aird & Berlis LLP, as trustee, in support of the Corporation's indemnification obligations to director Gordon W. Walker, Q.C. and former director Richard Rohmer pursuant to a Trust and Contribution Agreement dated as of June 30, 2004 (the "HOLLINGER INDEPENDENT DIRECTORS' TRUST"). Pursuant to such agreement, the Corporation agreed to deposit additional moneys to the Hollinger Independent Directors' Trust up to a maximum of $1.5 million as and when the Corporation reasonably determined that it had such moneys available. In January, 2005, the Board of Directors determined that the Corporation was able to deposit an additional $1.5 million to the Hollinger Independent Directors' Trust. Such amount was delivered to the trustee of the Hollinger Independent Directors' Trust to be held in trust until such time as a Court determines that it may be transferred to the Hollinger Independent Directors' Trust (whereupon it shall be so transferred) or the Board unanimously agrees that it shall be transferred back to the Corporation (whereupon it shall be so transferred). On March 7, 2005, at a Board meeting held after the meeting of the Board at which the directors adopted the report of the Independent Privatization Committee and agreed to adopt the resolution to call the Meeting without making a recommendation to Shareholders in respect of the Consolidation, the directors unanimously agreed that the $1.5 million be transferred to the Hollinger Independent Directors' Trust. Once transferred to the Hollinger Independent Directors' Trust, such funds, together with the original $500,000, will support the Corporation's indemnification obligations to directors Gordon
W. Walker, Q.C., Paul A. Carroll, Q.C., Donald M.J. Vale, Robert J. Metcalfe and Allan Wakefield and former director Richard Rohmer. At the same meeting, the Board resolved that the Corporation deposit an additional $6.0 million to the Hollinger Independent Directors' Trust for the benefit of the same individuals and that the Corporation establish a similar fund in favour of two financial executives of the Corporation with a deposit of $500,000.

     As disclosed above, RCL has entered into arrangements with the Corporation that provide that if the requisite approvals of the Common Shareholders are not obtained for any reason such that the CS Consolidation does not proceed, RCL will reimburse the Corporation for all of the reasonable fees and expenses incurred by the Corporation in connection with the Enabling Transactions and the proposed Consolidation, including the fees and expenses of GMP in respect of providing the Valuation, the Independent Valuator in respect of the Updated Valuation, legal counsel for GMP and legal counsel for the Independent Privatization Committee. In connection with the foregoing, RCL provided the Corporation with security in the form of a general security agreement. In addition, as disclosed above, RCL has agreed to guarantee the payment obligations of the Corporation in respect of the Adjusted Amount per Share.

     In fiscal 2004, RMI provided management services to International and its subsidiaries pursuant to the Services Agreements in consideration for fees and RMI provided management services to the Corporation and its wholly-owned subsidiaries. See "-- Management Contracts".

     RMI is a wholly-owned subsidiary of RCL and RCL beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Common Shares. Conrad (Lord) Black, a former director and executive officer of the Corporation, indirectly controls RCL and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Common Shares. Conrad (Lord) Black, Peter Y. Atkinson, J.A. Boultbee and F. David Radler, former directors and executive officers of the Corporation, and Peter G. White, a director and executive officer of the Corporation, are direct or indirect shareholders in RCL. Conrad (Lord) Black is a director of International and until January 17, 2004 served as the non-executive Chairman of International and until March 5, 2004 served as Executive Chairman of Telegraph Group Limited. Until April 27, 2004,

Peter Y. Atkinson served as Executive Vice President of International. Each of Conrad (Lord) Black, J.A. Boultbee and F. David Radler is a director or executive officer of RCL, RMI and Argus. Barbara Amiel Black, a former director and executive officer of the Corporation, is a director of Argus and International and until March 18, 2004 served as Vice President, Editorial of International. Peter G. White, a director and executive officer of the Corporation, is also a director and executive officer of RCL, RMI and Argus. Each of Frederick A. Creasey and Tatiana Samila, officers of the Corporation, are officers of RCL, RMI and Argus. In addition, from May 26, 2004 to November 25, 2004, Donald M.J. Vale served as a director of Argus. Paul A. Carroll, Q.C. served as a director of Argus from April 20, 2004 to May 14, 2004 and from May 25, 2004 to November 25, 2004.

EXECUTIVE COMPENSATION

Description of Officers' Remuneration

     For the fiscal years ended December 31, 2002 and 2003, except as provided in the following sentence, the services of the Corporation's executive officers were provided by RCL and the Corporation did not provide cash remuneration to its executive officers as such. As of December 23, 2003, the services of Peter
G. White have been provided to the Corporation and its wholly-owned subsidiaries pursuant to the White Consulting Agreement. See "-- Management Contracts".

     In fiscal 2004, the services of the following persons who served as executive officers of the Corporation in 2004 were provided by RCL and the Corporation did not provide cash remuneration to such persons in such capacities: Conrad (Lord) Black, former Chairman and Chief Executive Officer; Barbara Amiel Black, former Vice President, Editorial; J.A. Boultbee, former Executive Vice President; Frederick A. Creasey, Chief Financial Officer (except as set forth in the Summary Compensation Table below); F. David Radler, former Deputy Chairman, President and Co-Chief Operating Officer; and Peter Y. Atkinson, former Executive Vice President.

Description of Directors' Remuneration

     Each director of the Corporation is entitled to receive an annual director's fee of $25,000 (other than the directors that the Corporation determines are "independent", who are entitled to receive an annual directors' fee of $100,000), payable quarterly, in advance, and a fee of $1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Board's committees receive annual fees of $3,000. The Chairman of any committee of the Board receives an annual fee of $2,500. Commencing in November, 2004, as a result of substantial changes in the composition of the Board and management of the Corporation, having regard to the unusually long hours the directors were devoting to the Corporation's business and affairs, in lieu of the $1,500 meeting fee, the directors (other than Peter G. White) receive $500 per hour for each hour worked, whether or not a formal meeting of the Board or a committee thereof is held.

     On March 7, 2005, at a Board meeting held after the meeting of the Board at which the Board adopted the report of the Independent Privatization Committee and agreed to adopt the resolution to call the Meeting without making a recommendation to Shareholders in respect of the Consolidation, the directors approved payments in the amount of $600,000 to each member of the Independent Committee upon any such person ceasing to be a director of the Corporation for any reason. Such termination payments are payable to such persons whether or not the Consolidation is implemented. In addition, Conrad (Lord) Black and companies he controls, including the Corporation, RCL and RMI and their respective subsidiaries, have agreed to release the members of the Independent Committee from any and all claims they may have against such persons in their capacities as directors of the Corporation.

     Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Directors' Share Unit Plan, as amended (the "DIRECTORS' SHARE UNIT PLAN"). For a director that elects to participate, a number of deferred share units equal to the number of Common Shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Corporation for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the Common Shares on the dividend payment date. Deferred share units are to be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payments are to be made, at the election of the director, in either cash or Common Shares purchased on the market, net of withholding tax, based on the market value of the Common Shares on the date of the payment.

     In January, 2004, an independent committee of the Board of Directors was constituted to conduct a review of the offers made by Press Holdings International Limited to purchase all of the issued and outstanding Common Shares, Series II Preference Shares and Series III Preference Shares and to make recommendations to the Board of Directors in respect thereof. The members of the independent committee, Messrs. Rohmer and Walker, received the usual fee of $1,500 for each meeting of the independent committee attended.

     In October, 2004, the Independent Privatization Committee was constituted to conduct a review of the proposed Consolidation transaction and to make recommendations to the Board of Directors in respect thereof. The members of the Independent Privatization Committee, Messrs. Metcalfe and Wakefield, are entitled to receive the directors' remuneration referred to above.

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation information for the three fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002 in respect of each of the named executives.


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                            ANNUAL COMPENSATION                    LONG-TERM
                                                                                                  COMPENSATION
                                                 -------------------------------------------     -----------------
                                                                                  OTHER
                                                                                 ANNUAL       SECURITIES UNDER      ALL OTHER
 NAME AND PRINCIPAL POSITION            YEAR      SALARY           BONUS      COMPENSATION    OPTIONS GRANTED (1)  COMPENSATION
                                                    ($)             ($)            ($)             (#)                 ($)
---------------------------------------------------------------------------------------------------------------------------------
 Donald M.J. Vale (2)................   2004        134,216(3)            0               0               0                   0
 President                              2003              0               0               0               0                   0
                                        2002              0               0               0               0                   0
---------------------------------------------------------------------------------------------------------------------------------
 Conrad (Lord) Black (4).............   2004        253,637(5)(6)          0         14,819(8)             0                  0
 Former Chairman of the Board and       2003        860,116(5)(6)          0        229,130(7)       360,000                  0
 Former Chief Executive Officer         2002        900,361(5)(6)          0        237,440(7)       375,000                  0
---------------------------------------------------------------------------------------------------------------------------------
 Frederick A. Creasey................   2004              0          70,000               0               0                   0
 Chief Financial Officer                2003              0               0               0               0                   0
                                        2002              0               0               0               0                   0
---------------------------------------------------------------------------------------------------------------------------------
 Peter G. White......................   2004        990,827(9)            0               0               0                   0
 Vice President,                        2003         19,355(9)            0               0               0                   0
 Operations and Secretary               2002              0               0               0               0                   0
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) These amounts relate solely to options to acquire International A Shares granted pursuant to International's Stock Option Plans. No options to acquire Common Shares pursuant to the Corporation's Executive Share Option Plan or options to acquire limited partnership units of Hollinger L.P. were granted in 2004, 2003 or 2002.

(2)  Donald M.J. Vale was appointed President of the Corporation in November,
     2004.

(3) Donald M.J. Vale did not receive any cash remuneration in his capacity as an executive officer of the Corporation. From November 18, 2004 to December 31, 2004, he received an aggregate of $134,216 in directors' remuneration.

(4) Conrad (Lord) Black resigned as Chairman, Chief Executive Officer and a director of the Corporation in November, 2004.

(5) With the exception of salaries paid by Telegraph Group Limited (which salaries were paid in pounds sterling and have been converted into Canadian dollars at the average rate per applicable period for the purposes of this disclosure) and certain performance incentive bonuses, Conrad (Lord) Black received no salary or bonus directly from the Corporation. See "-- Management Contracts" and "Executive Compensation -- Description of Officers' Remuneration". RCL and RMI are associates of Conrad (Lord) Black.

(6) Including salary from Telegraph Group Limited and directors' fees paid by the Corporation, International, Telegraph Group Limited and The Spectator
     (1828) Limited.

(7) This amount includes a portion of the cost of maintaining his New York condominium and an allocation for a portion of the cost of a New York and a London automobile and driver, but excludes 128,193 pounds sterling (or $293,280) paid or reimbursed by International or a subsidiary thereof in respect of business expenses relating to security and other business activities at his London residence.

(8) Conrad (Lord) Black resigned as Chairman and a director of Telegraph Group Limited on March 6, 2004 and as a director of The Spectator (1828) Limited on March 26, 2004. This amount includes costs associated with a company car, private medical and dental insurance and other benefits paid by Telegraph Group Limited for the period January 1, 2004 to March 6, 2004.

(9) Includes amounts paid to Peter G. White Management Ltd., a company controlled by Peter G. White, pursuant to the White Consulting Agreement and directors' fees paid by the Corporation to Peter G. White.

OPTIONS/STOCK APPRECIATION RIGHTS

     In 1994, the Board of Directors approved an Executive Share Option Plan (the "OPTION PLAN"). Under the Option Plan, the Corporation issues non-transferable options ("OPTIONS") to purchase Common Shares to certain executives of the Corporation and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of the Corporation and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of the Corporation; (ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of the Corporation and its subsidiaries persons of ability and industry.

     The Options are to purchase up to a specified maximum number of Common Shares at a price equal to the exercise price which is the average trading price on the TSX of the Common Shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

     No options were granted in 2004 to the named executives pursuant to the Option Plan, International's Stock Option Plans or Hollinger L.P.'s Unit Option Plan.

     The following table sets forth details concerning the 2004 financial year end value of: (a) outstanding Options issued pursuant to the Option Plan; (b) outstanding options to purchase International A Shares issued pursuant to International's Stock Option Plans; and (c) outstanding options to purchase limited partnership units of Hollinger L.P. pursuant to Hollinger L.P.'s Unit Option Plan.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
            FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES


---------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                         VALUE OF
                                                                                                        UNEXERCISED
                                                                              UNEXERCISED              IN-THE-MONEY
                                                                              OPTIONS AT                OPTIONS AT
                                SECURITIES            AGGREGATE                 FY-END                    FY-END
                                ACQUIRED                VALUE                   (#) (1)                   ($) (2)
                                ON EXERCISE           REALIZED               EXERCISABLE/              EXERCISABLE/
  NAME AND PRINCIPAL POSITION        (#)                  ($)                UNEXERCISABLE             UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
  Donald M.J. Vale............         0                    0                     0/0                       0/0
  President                                                                (Hollinger Inc.)
                                       0                    0                     0/0                       0/0
                                                                           (Hollinger L.P.)
                                       0                    0                     0/0                       0/0
                                                                            (International)
---------------------------------------------------------------------------------------------------------------------------------
  Conrad (Lord) Black.........         0                    0                     0/0                       0/0
  Former Chairman of the Board                                             (Hollinger Inc.)
  and Chief Executive Officer          0                    0                  205,000/0                 79,200/0
                                                                           (Hollinger L.P.)
                                       0(3)                 0(3)           1,507,000/557,500     US$6,091,975/US$2,666,225
                                                                            (International)
---------------------------------------------------------------------------------------------------------------------------------
  Frederick A. Creasey........         0                    0                     0/0                       0/0
  Chief Financial Officer                                                  (Hollinger Inc.)
                                       0                    0                     0/0                       0/0
                                                                           (Hollinger L.P.)
                                       0                    0                78,375/36,375         US$292,301/US$174,866
                                                                            (International)
---------------------------------------------------------------------------------------------------------------------------------
  Peter G. White..............         0                    0                     0/0                       0/0
  Vice President, Operations                                               (Hollinger Inc.)
  and Secretary                        0                    0                     0/0                       0/0
                                                                           (Hollinger L.P.)
                                       0                    0                     0/0                       0/0
                                                                            (International)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) These numbers relate to the Options granted pursuant to the Option Plan, the options granted pursuant to the International Stock Option Plans and the options granted pursuant to Hollinger L.P.'s Unit Option Plan.

(2) Calculated using the closing price per Common Share on the TSX of $6.61, per International A Share on the New York Stock Exchange of US$15.68 and per limited partnership unit of Hollinger L.P. on the TSX of $1.07, on December 31, 2004, less the exercise price of the applicable options.

(3) On February 13, 2004 and April 2, 2004, Conrad (Lord) Black attempted to exercise options to purchase 1,363,750 International A Shares, consisting of 40,000 options expiring 5/2/2004 at US$13.00 per share, 40,000 options expiring 10/9/2005 at US$12.40 per share, 65,000 options expiring 8/1/2006 at US$9.71 per share, 95,000 options expiring 5/1/2007 at US$10.06 per share, 150,000 options expiring 2/26/2009 at US$12.25 per share, 245,000 options expiring 2/12/2009 at US$11.63 per share, 251,250 options expiring 3/7/2010 at US$10.53 per share, 200,000 options expiring 4/2/2011 at
     US$14.37 per share, 187,500 options expiring 2/5/2012 at US$11.13 per share and 90,000 options expiring 2/6/2013 at US$9.45 per share. International refused to accept Conrad (Lord) Black's payment for such options and refused to deliver the stock certificates therefor, and the transaction is now the subject of litigation.

MANAGEMENT CONTRACTS

     In 1998, the management services arrangements between RCL, the Corporation and the other companies in the Hollinger group were restructured to reflect the transformation of the Corporation into an open-end investment corporation and the provision by RCL of management services directly to the Corporation and the other companies in the Hollinger group.

     The business of the Corporation consists solely of the investment of its assets in corporations. The majority of the net asset value of the Corporation is represented by its investment in International, a U.S. public company, the outstanding shares of which are listed on the New York Stock Exchange. International and its consolidated group have commanded the substantial portion of executive services provided by RCL or its wholly-owned subsidiary, RMI, to the Hollinger group of companies. The independent directors of International assumed a direct role in the negotiation of fees paid to RCL for management services provided to International and its wholly-owned subsidiaries under separate agreements (the "SERVICES AGREEMENTS") entered into between RCL and International and its subsidiaries. The Services Agreements were transferred, in July, 2002, from RCL to RMI.

     A new arrangement between the Corporation and RCL (the "HOLLINGER MANAGEMENT AGREEMENT") became effective as of January 1, 1998 and was generally consistent in its scope and terms with the management agreement it superseded except that it governed only the provision of management services to the Corporation. The Hollinger Management Agreement was terminated as of January 1, 2001. Subsequent to its termination and until December 31, 2003, RCL and RMI continued to provide to the Corporation similar services to those provided under the Hollinger Management Agreement under an arrangement in which RCL and RMI received no compensation for those services. No management fee was paid by the Corporation and its wholly-owned subsidiaries in 2004 pursuant to the Hollinger Management Agreement or otherwise.

     10 Toronto Street Inc., an indirect wholly-owned subsidiary of the Corporation, entered into a consulting agreement (the "WHITE CONSULTING AGREEMENT") with Peter G. White Management Ltd., a company controlled by Peter
G. White, effective December 23, 2003 which provides that Peter G. White will render various services to the Corporation and its wholly-owned subsidiaries, including assisting the Board of Directors in conserving the value of the Corporation's assets, addressing liquidity issues facing the Corporation and its wholly-owned subsidiaries, assisting the Board in meeting applicable regulatory requirements and otherwise performing duties similar to those of a restructuring officer. The White Consulting Agreement terminates on July 22, 2005, unless extended by agreement of the parties, and may be terminated earlier, for cause, upon 30 days prior written notice or, without cause, upon 6 weeks prior written notice (or payment in lieu) or payment of all fees to the end of the term. For its services under the White Consulting Agreement, Peter G. White Management Ltd. receives $75,000 per month.

MANAGEMENT SERVICES

     Pursuant to the Services Agreements and separate services agreements with Moffat Management Inc. and Black-Amiel Management Inc., RMI and such companies provided advisory, consultative, procurement and administrative services to International and its respective subsidiaries including, among other things, strategic advice, planning and financial services (including advice and assistance with respect to acquisitions, divestitures or joint venture arrangements); consulting services regarding risk management and insurance coverage; and assistance in operational matters. In November 2003, International notified RMI that the Services Agreements would terminate effective June 1, 2004 in accordance with their terms. At that time, International notified RMI of a proposed reduction in the management fees payable pursuant to the Services Agreements during the period January 1, 2004 to June 1, 2004. The proposed reduction is currently in dispute by RMI. It is RMI's position that, in fiscal 2004, approximately US$10.8 million was payable in fees to RMI pursuant to the Services Agreements. As a result of the on-going disputes between Conrad (Lord) Black, RCL, RMI and the Corporation, on the one hand, and International on the other, International has not paid approximately US$2.1 million plus approximately $5.7 million in respect of management fees owing under the Services Agreements to RMI in respect of the period prior to January 1, 2004. No fees were payable to Moffat Management Inc. or Black-Amiel Management Inc. pursuant to separate service agreements in 2004.

     RMI is a wholly-owned subsidiary of RCL and RCL beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Common Shares. The relationships of Conrad (Lord) Black, Peter
Y. Atkinson, J.A. Boultbee, Frederick A. Creasey, F. David Radler, Tatiana Samila and Peter G. White with RCL and RMI are described under "-- Interests of Informed Persons in Material Transactions". In fiscal 2004, none of such individuals received salaries directly from the Corporation or International in their capacities as officers of the Corporation or International, except for amounts paid to Conrad (Lord) Black by Telegraph Group Limited in the amount of approximately $118,167 in respect of executive services provided.

     Moffat Management Inc. is controlled by certain direct and indirect shareholders of RCL. J.A. Boultbee is a director and/or officer of Moffat Management Inc. Black-Amiel Management Inc. is controlled by Conrad (Lord) Black. Each of Conrad (Lord) Black, Barbara Amiel Black and J.A. Boultbee is a director and/or officer of Black-Amiel Management Inc.

     The municipality of residence of such persons is as follows: Conrad (Lord) Black, London, England; Peter Y. Atkinson, Oakville, Ontario; Barbara Amiel Black, London, England; J.A. Boultbee, Toronto, Ontario; Frederick A. Creasey, Oakville, Ontario; F. David Radler, Vancouver, British Columbia; Tatiana Samila, Toronto, Ontario; and Peter G. White, Banff, Alberta.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table sets forth information as at December 31, 2004 with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:


-------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                        NUMBER OF SECURITIES TO BE                                          NUMBER OF SECURITIES REMAINING
                         ISSUED UPON EXERCISE OF         WEIGHTED-AVERAGE EXERCISE        AVAILABLE FOR FUTURE ISSUANCE UNDER
                           OUTSTANDING OPTIONS,        PRICE OF OUTSTANDING OPTIONS,     EQUITY COMPENSATION PLANS (EXCLUDING
  PLAN CATEGORY (1)        WARRANTS AND RIGHTS            WARRANTS AND RIGHTS ($)         SECURITIES REFLECTED IN THE SECOND
                                                                                                        COLUMN)
-----------------------------------------------------------------------------------------------------------------------
  Option Plan                      Nil                              N/A                                5,560,000
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Note:

(1) The only equity compensation plan of the Corporation is the Option Plan which has been approved by the shareholders of the Corporation. The Option Plan provides that Options in respect of up to 5,560,000 Common Shares, less the number of Common Shares which the Board may in the future issue or reserve for issuance pursuant to any other share compensation arrangement of the Corporation, are available for award under the Option Plan. See "-- Options/Stock Appreciation Rights".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     As of the date of this Circular, none of the executive officers, directors, employees and former executive officers, directors, employees of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries, whether in connection with a purchase of securities or otherwise. RCL, whose direct and indirect shareholders include current and former executive officers and/or directors of the Corporation, being Peter Y. Atkinson, Conrad
(Lord) Black, Barbara Amiel Black, J.A. Boultbee, F. David Radler and Peter G. White, is, as at the date of this Circular, indebted to one of the Corporation's wholly-owned subsidiaries, Domgroup Ltd., in the aggregate amount of $14.7 million. In addition, RMI, a wholly-owned subsidiary of RCL, is, as at the date of this Circular, indebted to the Corporation in the aggregate amount of US$56.9 million. See "-- Interests of Informed Persons in Material Transactions".

     In the past, the Corporation made loans to certain directors, executive officers and executive officers of the Corporation in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "PURCHASE PLAN"). These loans were assumed by one of the Corporation's wholly-owned subsidiaries, Domgroup Ltd. In 1999, the Corporation also made loans to companies controlled by certain directors and executive officers of the Corporation in connection with the initial public offering of units by Hollinger L.P. The following table sets out certain information relating to such loans for each individual who is, or at any time during the fiscal year ended December 31, 2004 was, a director or executive officer of the Corporation and each associate of any such director or executive officer:


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     FINANCIALLY
                                                        LARGEST          AMOUNT        ASSISTED                         AMOUNT
                                                         AMOUNT       OUTSTANDING     SECURITIES                       FORGIVEN
                                    INVOLVEMENT       OUTSTANDING        AS AT        PURCHASES                         DURING
                                 OF CORPORATION OR    DURING 2004    MARCH 4, 2005   DURING 2004     SECURITY FOR        2004
  NAME AND PRINCIPAL POSITION    SUBSIDIARY (1)(2)        (C$)            (C$)           (#)       INDEBTEDNESS (3)       ($)
---------------------------------------------------------------------------------------------------------------------------------
  Conrad (Lord) Black.........     Domgroup Ltd.       3,453,526           0              0        735,280 Series II       0
  Former Chairman of the Board       as lender                                                     Preference Shares
  and Chief Executive Officer
  of the Corporation
                                    Corporation       194,334 (4)          0              0          50,000 units          0
                                     as lender
---------------------------------------------------------------------------------------------------------------------------------
  F. David Radler.............     Domgroup Ltd.       2,502,309           0              0        577,720 Series II       0
  Former Deputy Chairman,            as lender                                                     Preference Shares
  President and Co-Chief
  Operating
  Officer of the Corporation
                                    Corporation       201,581 (5)          0              0          50,000 units          0
                                     as lender
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) The loans made by the Corporation and assigned to Domgroup Ltd. were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by the Corporation in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan were held in trust by RCL for the benefit of the subscribers. From October 1, 1998, the loans made by the Corporation and assigned to Domgroup Ltd. bore interest at the prime rate plus 1/2% per annum and were secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) From April 13, 1999, the loans secured by a pledge of the Hollinger L.P. units bore interest at the prime rate plus 1/2% per annum.

(3) The number of Series II Preference Shares and limited partnership units of Hollinger L.P. that were pledged as security for the indebtedness.

(4) The limited partnership units of Hollinger L.P. were beneficially owned by Conrad Black Capital Corporation, a company controlled by Conrad (Lord) Black.

(5) The limited partnership units of Hollinger L.P. were beneficially owned by F.D. Radler Ltd., a company controlled by F. David Radler.

     On March 4, 2004, the 735,280 and 577,720 Series II Preference Shares beneficially owned by Conrad (Lord) Black and F. David Radler, respectively, and pledged as set out in the table above, were sold and a portion of the proceeds from such sales were applied to repay in full the loans owing to Domgroup Ltd. and the Corporation. As a result, the limited partnership units of Hollinger L.P. pledged as security for the indebtedness have been released.

ARRANGEMENTS BETWEEN THE CORPORATION AND SECURITYHOLDERS

     There are no contracts, arrangements or understandings, formal or informal, made or proposed to be made between the Corporation and: (i) any securityholder of the Corporation with respect to the Consolidation; or (ii) any person or company with respect to any securities of the Corporation in relation to the Consolidation.

ARRANGEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     There are no arrangements or agreements made or proposed to be made between the Corporation and any of the directors or executive officers of the Corporation pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in or retiring from office, except as described under the heading "-- Executive Compensation -- Description of Directors' Remuneration".

     Pursuant to the provisions of the by-laws of the Corporation and the CBCA, and indemnity agreements with the Corporation, the current and former directors and officers of the Corporation are indemnified by the Corporation, to the extent permitted by the CBCA, in respect of all costs and liabilities which each of them may incur as a result of his or her having acted as a director and/or officer of the Corporation or any company in which the Corporation owns securities. As a result of the expiry of the Corporation's directors' and officers' liability insurance, the Corporation has placed funds, and intends to place additional funds, in trust with the law firm of Aird & Berlis LLP, as trustee, in support of the Corporation's indemnification obligations to certain current and former directors. See "-- Interests of Informed Persons in Material Transactions".

     Peter G. White, a director and executive officer of the Corporation, also provides various services to the Corporation and its wholly-owned subsidiaries through Peter G. White Management Ltd., a company controlled by Peter G. White, pursuant to the White Consulting Agreement. The White Consulting Agreement provides that the agreement terminates on July 22, 2005, unless extended by agreement of the parties, and may be terminated earlier, for cause, upon 30 days prior written notice or, without cause, upon 6 weeks prior written notice (or payment in lieu) or payment of all fees to the end of the term. See "-- Management Contracts".

COMPOSITION OF THE COMPENSATION COMMITTEE

     Prior to January 27, 2005, the duties of the Compensation Committee were carried out by the Compensation and Corporate Governance Committee. There were no directors appointed to the Corporate Governance and Compensation Committee for the period of November 21, 2003 to April 28, 2004, at which time Richard Rohmer, Gordon W. Walker, Q.C. and Peter G. White were appointed by the Board of Directors. A majority of such individuals were not officers, employees or former officers or employees of the Corporation, any of its subsidiaries or RCL or had any interest in RCL. On November 24, 2004, the committee was reconstituted and the current members of the committee were appointed by the Board.

REPORT ON EXECUTIVE COMPENSATION

     The duties and responsibilities of the Compensation Committee include the review and approval of corporate goals and objectives relevant to Chief Executive Officer compensation, the Chief Executive Officer's compensation level, including any long-term incentive component of such compensation, together with making recommendations to the Board with respect to compensation with respect to all employees reporting directly to the Chief Executive Officer, incentive compensation plans and equity-based plans.

     The compensation levels for the executives and other employees of RCL are the responsibility of RCL and are not determined by the Compensation Committee or by the Board of Directors, except to the extent that the Corporation compensates the executives and employees in the form of Options. As described herein, Conrad (Lord) Black did not receive any compensation from the Corporation in 2004 in his capacity as Chief Executive Officer. As President, Donald M.J. Vale receives the same compensation he receives in his capacity as a director of the Corporation.

     The Compensation Committee approves the granting of Options under the Option Plan. No Options have been granted under the Option Plan since 1998.

     The foregoing report has been furnished by the current members of the Compensation Committee: Allan Wakefield, Paul A. Carroll, Q.C. and Gordon W. Walker, Q.C.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     The chart below compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index for the five years commencing December 31, 1999 and ending December 31, 2004.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
              ON THE COMMON SHARES AND THE S&P/TSX COMPOSITE INDEX

                              (PERFORMANCE CHART)

     On December 30, 2004, the closing price of the outstanding Common Shares on the TSX was $6.61. On March 4, 2005, the closing price of the outstanding Common Shares on the TSX was $6.35.

--------------------------------------------------------------------------------
DECEMBER 31             1999      2000      2001      2002      2003      2004
--------------------------------------------------------------------------------
 Hollinger Inc.        100.00    120.00     92.64     46.74     30.74     61.57
--------------------------------------------------------------------------------
 S&P/TSX Composite
  Index                100.00    107.41     93.91     82.23    104.20    119.29
--------------------------------------------------------------------------------

Note:

The cumulative return of the Common Shares is based on the closing prices of the Common Shares on the TSX on December 31, 1999, 2000, 2001, 2002, 2003 and 2004 or if there was no trading on such date, the closing price on the last trading day prior to such date.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION AND OTHER MATERIAL FACTS CONCERNING THE CORPORATION

     For detailed information concerning the Corporation and its business and financial affairs, reference is made to the Corporation's annual information form dated May 16, 2003, its management proxy circular dated May 16, 2003 in respect of the annual and special meeting of shareholders held on June 25, 2003, its management proxy circular dated April 28, 2004 in respect of the special meeting of shareholders held on May 27, 2004, the material change reports dated May 23, 2003, May 28, 2003, June 12, 2003, November 27, 2003, January 19, 2004,
January 23, 2004, February 6, 2004 , February 17, 2004, March 2, 2004, March 8, 2004, March 24, 2004, April 30, 2004, May 10, 2004, May 19, 2004, June 9, 2004,
July 5, 2004, July 26, 2004, September 7, 2004, October 1, 2004, November 4, 2004, November 19, 2004, December 3, 2004 and January 24, 2005, and the press releases and other public disclosure documents on the public file with the securities commissions and other similar regulatory authorities in Canada which can be accessed via the Internet at www.sedar.com.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors considers sound corporate governance structures and practices to be essential to the effective operation and success of the Corporation and that these practices should be reviewed regularly to ensure that they are appropriate. In January, 2005, the Board of Directors unanimously adopted a set of rigorous governance policies and practices. The policies were developed by outside counsel at the request of the Independent Committee of the Board and follow from a thorough review of existing policies and procedures at the Corporation, best practices among Canadian and U.S. companies and current or proposed governance requirements and guidelines. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Nominating and Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors.

     In 1995, the TSX passed a by-law containing new disclosure requirements for listed companies regarding corporate governance. Subsequently, these disclosure requirements were amended to require that this Statement of Corporate Governance Practices relate the corporate governance practices of the Board of Directors to the disclosure requirements set out in Section 473 and the guidelines set out in
Section 474 of the TSX Company Manual (the "TSX GUIDELINES"). The TSX Guidelines require that the Corporation must provide a complete description of its system of corporate governance with specific reference to each of the TSX Guidelines and, where the Corporation's system is different from any of those TSX Guidelines or where the TSX Guidelines do not apply to the Corporation's system, an explanation of the differences or their inapplicability. In 2002, the TSX proposed changes to its corporate governance standards creating additional guidelines and proposing certain mandatory requirements (the "PROPOSAL"). The Proposal is currently under review by the Ontario Securities Commission. The Corporation is required to continue to disclose corporate governance practices against the current TSX Guidelines.

     The following is a statement of the Corporation's existing corporate governance practices with specific reference to the existing TSX Guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

     (a)   adoption of a strategic planning process;

       The senior management team formulates strategic proposals and the operational plans necessary to achieve their implementation. These proposed strategies and related tactics and plans are considered by the Board before they are finalized. The final version of the proposals is then approved by the Board.

     (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

       The Board through its committees, principally the Audit Committee, discharges these responsibilities. The Audit Committee reports to the Board in respect of such matters and in so doing seeks Board approval to develop and improve processes designed to convey to the Board, on a timely basis, information regarding the principal risks of the Corporation's business and systems to manage such risks.

     (c) succession planning, including appointing, training and monitoring senior management;

       The Nominating and Corporate Governance Committee has responsibility for succession planning, orientation and continuing education.

     (d)   a communications policy for the corporation;

       The Corporation aims to effectively communicate with its shareholders, stakeholders, employees and the investing public on a timely basis regarding its operations and to accommodate feedback from such parties. Shareholder inquiries receive prompt responses from senior management. The Corporation conducts a comprehensive investor communications and relations program that includes the publication of press releases involving the dissemination of material information and all corporate disclosure documents. The Nominating and Corporate Governance Committee has responsibility for the review and recommendation to the Board of a policy for the Corporation's communications with shareholders, the investment community, the media, governments and their agencies, employees and the general public.

     (e) the integrity of the corporation's internal control and management information systems.

       The Corporation's major subsidiaries observe high standards in respect of their internal control and management information systems. To the greatest extent possible, the Corporation monitors these subsidiaries through its appointees to their boards and management teams and through the subsidiaries' monthly financial reports on operations. The Audit Committee works with the Corporation's Chief Financial Officer and external auditors to assess the need for an internal audit department and to monitor and improve the information systems and internal financial controls necessary to ensure that material developments are brought to the attention of senior management expeditiously and, if appropriate, to the attention of the Board.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

     Of its six directors, three are currently involved in the management of the business and affairs of the Corporation or its affiliates. Three directors currently are not part of management and are free from any interest, business or familial relationship in or with the Corporation or the significant shareholder, that could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation. In January, 2005, until such time as the Board may otherwise determine, a director shall be considered to be "independent" if that director is not a director, officer or shareholder (whether directly or indirectly) of RCL, regardless of the participation of that director in the management of the Corporation's business and affairs. On the basis of this definition, five directors currently are "independent" and are free from any interest, business or familial relationship in or with the Corporation or the significant shareholder, that could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation. Consequently, 50% of directors are "unrelated directors" as that term is defined in the current TSX Guidelines and independently represent the 22% interest held by shareholders other than the significant shareholder. This exceeds the recommendation for the proportionate representation of minority shareholders established in accordance with the current TSX Guidelines. For these reasons, the Corporation believes it has an adequate number of unrelated and independent directors to discharge the Board's responsibilities.

     The categorization of directors is as follows:

    RELATED                            UNRELATED
    -------                            ---------
    D. M. J. Vale                      P. A. Carroll, Q.C.
    G. W. Walker, Q.C                  R. J. Metcalfe
    P. G. White                        A. Wakefield

     For the period November 21, 2003 to January 16, 2004, the board was comprised entirely of related directors.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

     In determining the qualifications of directors as "unrelated directors", the Board takes into account relationships each director may have with the Corporation. For example, the Board considers whether a director has a business or familial relationship with the Corporation or with the Corporation's significant shareholder. In determining the composition and characterization of the Board, the Board applied the definition of "unrelated director" as it is defined in the current TSX Guidelines. Accordingly, three directors were members of management and therefore were considered to be related directors under the TSX Guidelines. The following directors were unrelated directors: Paul A. Carroll, Q.C., Robert J. Metcalfe and Allan Wakefield.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     The Board has appointed a Nominating and Corporate Governance Committee, a majority of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions.

     As a result of the Board being comprised entirely of inside, related directors for the period November 21, 2003 to January 16, 2004, the Corporation was not in a position to comply with this TSX Guideline.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The assessment of the effectiveness of the Board, committees of the Board and the contribution of individual directors is a continuing process conducted by the Nominating and Corporate Governance Committee.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

     Each new director is provided with an extensive information package containing historical, financial and business information and information regarding directors' legal obligations, and is encouraged to discuss any of the information with senior management. In addition, prior to the Board's assessment of any major proposal, each director is provided with a comprehensive memorandum regarding his or her obligations, responsibilities and potential liabilities in connection with such proposal.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The Board of directors currently consists of six members and six members are expected to be elected by shareholders at the next annual meeting. The directors and management believe the Board is of a size which is conducive to effective and efficient communication and decision-making. The Nominating and Corporate Governance Committee is required, on an annual basis, to examine the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     This matter is reviewed periodically by the Compensation Committee and, where deemed appropriate, in consultation with compensation experts, with reference to comparable situations.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. An inside director is a director who is an officer or employee of the corporation or of any of its affiliates.

    Set out below is the composition of the current committees of the Board. The right-hand column entitled "Status" represents the Board's characterization of each of the members:

                           COMMITTEE                              MEMBER              STATUS
                           ---------                              ------              ------
    1.   Audit Committee..............................  P. A. Carroll, Q.C.           outside    --   unrelated
                                                        R. Metcalfe                   outside    --   unrelated
                                                        A. Wakefield                  outside    --   unrelated
    2.   Nominating and Corporate Governance            P. A. Carroll, Q.C.           outside    --   unrelated
         Committee....................................
                                                        R. Metcalfe                   outside    --   unrelated
                                                        A. Wakefield                  outside    --   unrelated
    3.   Compensation Committee.......................  P. A. Carroll, Q.C.           outside    --   unrelated
                                                        R. Metcalfe
                                                        A. Wakefield
    4.   Retraction Price Committee...................  D. M. J. Vale                 inside     --     related
                                                        P. G. White                   inside     --     related
    5.   Independent Committee........................  P. A. Carroll, Q.C.           outside    --   unrelated
                                                        R. J. Metcalfe                outside    --   unrelated
                                                        D. M. J. Vale                 inside     --     related
                                                        A. Wakefield                  outside    --   unrelated
                                                        G. W. Walker, Q.C.            inside     --     related
    6.   Independent Privatization Committee..........  R. J. Metcalfe                outside    --   unrelated
                                                        A. Wakefield                  outside    --   unrelated

     The Independent Committee was constituted by the Board of Directors on August 19, 2004. The Committee has been delegated all of the power of the Board required in order for the Committee to discharge its responsibilities with respect to: litigation, regulatory investigations and proceedings and related party transactions.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The Nominating and Corporate Governance Committee has been given these responsibilities and reports to the Board in this area.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

     The Board has adopted a Charter of the Board of Directors and position descriptions for the Chairman of the Board, the Chief Executive Officer and the Chairmen of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee. In addition to those matters which must be legally approved by the Board, the Board reviews and approves actions proposed by management which are outside the ordinary course of business or are "material" to the Corporation's business. These matters include dispositions, acquisitions, the recommendations of the Nominating and Corporate Governance Committee, the Audit Committee and major capital expenditures of the Corporation and its wholly-owned subsidiaries.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

     The Nominating and Corporate Governance Committee has been assigned the responsibility for administering the Board's relationship to management. The Committee monitors the ability of the Board to act independently of management, and Board members are encouraged to discuss privately with the Chairman or the Chairman of the Nominating and Corporate Governance Committee any matter or concern that they would prefer not to raise before the full Board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     All members of the Audit Committee are non-management directors. The roles and responsibilities of the Audit Committee are set forth in a formal charter and include, among other things, responsibility for monitoring management in connection with, and reviewing:

     -  the integrity of the Corporation's financial statements;

     -  the Corporation's compliance with legal and regulatory requirements

     -  the external auditors' qualifications and independence

     - the performance of the Corporation's internal audit function and the external audits.

     The Audit Committee charter sets out the criteria that should be considered in the appointment of Committee members as well as the Committee's roles and responsibilities.

     The Audit Committee has direct communication channels with the internal and external auditors of the Corporation and has oversight responsibility for management reporting on internal control. In carrying out these responsibilities, the Audit Committee meets regularly with Zeifman & Company, LLP, the Corporation's external auditors.

     As a result of the Board being comprised entirely of inside, related directors for the period November 21, 2003 to January 16, 2004, the Corporation was not in a position to comply with this TSX Guideline.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

     The directors have access to management and the Corporation's advisers in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. Committees of the Board are authorized by the Board from time to time to retain outside advisers at the Corporation's expense and each director has the authority to retain outside advisors from time to time as appropriate with the approval of the Chairman of the Nominating and Corporate Governance Committee.

                    INFORMATION IN RESPECT OF INTERNATIONAL

GENERAL

     International is a United States public company incorporated in the State of Delaware. International is a reporting issuer or its equivalent under the applicable securities laws of each of the provinces of Canada. The registered office of International is 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

     International is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments

CAPITAL STRUCTURE

     The authorized capital of International consists of 250,000,000 International A Shares and 50,000,000 International B Shares. Holders of the International A Shares vote together with the holders of the International B Shares as a single class, provided that: (i) the holders of the International A Shares have one vote for each share; and (ii) the holders of the International B Shares have ten votes for each share. The outstanding International A Shares are listed for trading on the New York Stock Exchange under the symbol "HLR". The outstanding International B Shares are not publicly listed but are convertible into International A Shares on a one-for-one basis at the option of the holder, or automatically in certain instances.

MATERIAL CHANGES IN THE AFFAIRS OF INTERNATIONAL AND OTHER MATERIAL FACTS CONCERNING INTERNATIONAL

     For detailed information concerning International and its business and financial affairs, reference is made to International's annual information form filed on January 21, 2005, its management proxy circular dated March 26, 2003 in respect of the annual meeting of shareholders held on May 22, 2003, the material change reports dated May 27, 2003, November 27, 2003 and May 14, 2004 and the press releases and other public disclosure documents on the public file with the securities commissions and other similar regulatory authorities in Canada which can be accessed via the Internet at www.sedar.com.

     In addition, International is subject to the informational requirements of the U.S. Exchange Act and, in accordance therewith, files reports, management proxy circulars and other information with the SEC. Such reports, management proxy circulars and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and free copies thereof may be obtained at the SEC's Internet website (www.sec.gov). Copies of such material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the principal office of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The information contained herein concerning International and its subsidiaries (including disclosure with respect to amounts repaid to International by former executive officers of the Corporation in 2004) has been taken from or is based on publicly available documents or records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by the Corporation. The Corporation does not assume any responsibility for the accuracy, currency or completeness of such information.

                         INFORMATION IN RESPECT OF RCL

     RCL is a holding company, the principal asset of which is its direct and indirect interest in the Corporation. As of March 4, 2005, RCL owned, directly or indirectly, 27,363,170 Common Shares, representing approximately 78.3% of all issued and outstanding Common Shares, and 66,963 Series II Preference Shares, representing approximately 3.9% of all issued and outstanding Series II Preference Shares. Conrad (Lord) Black indirectly controls RCL. The registered office of RCL is 10 Toronto Street, Toronto, Ontario M5C 2B7.

     The information contained herein concerning RCL and its subsidiaries (other than the Corporation and its subsidiaries) has been supplied by such companies or is based on public sources and has not been independently verified by the Corporation. The Corporation does not assume any responsibility for the accuracy, currency or completeness of such information.

                             ADDITIONAL INFORMATION

     Additional information relating to the Corporation is available on SEDAR at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Secretary of the Corporation at 10 Toronto Street, Toronto, Ontario M5C 2B7:

     (a) the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

     (b) the comparative financial statements of the Corporation for the financial year ended December 31, 2002 together with the accompanying report of the auditors thereon, the most recently completed interim financial statements of the Corporation (being the interim financial statements of the Corporation for the nine month period ended September 30, 2003) and the related management's discussion and analysis therefor;

     (c)   the Alternative Financial Information; and

     (d)   this Circular.

                                 CONSENT OF GMP

To: The Board of Directors of Hollinger Inc.

     We refer to the valuation dated March 6, 2005 which we prepared for the Independent Privatization Committee of the Board of Directors of Hollinger Inc. in connection with a proposed transaction which may be a "business combination" or "going private transaction", and ultimately including the cancellation of:
(a) all of the retractable common shares of Hollinger Inc. held by parties other than (directly or indirectly) the major shareholder of Hollinger Inc.; and (b) all of the exchangeable non-voting preference shares Series II of Hollinger Inc., pursuant to share consolidations. We consent to the filing of the valuation with the Ontario Securities Commission and the Autorite des marches financiers (Quebec) and the inclusion of the valuation and a summary thereof in this document.

                                       (Signed) GMP SECURITIES LTD.
Toronto, Canada
March 6, 2005

                        APPROVAL OF NOTICE AND CIRCULAR

     The contents and the sending of the Notice and this Circular have been approved by the Board of Directors. A copy of this Circular has been sent to each director of the Corporation, each Shareholder of the Corporation whose proxy has been solicited in connection with the Meeting and the auditor of the Corporation.

DATED at Toronto, Ontario, as of the 4th day of March, 2005.

                                       (Signed) DONALD M.J. VALE
                                           President

                                   APPENDIX A

                          CS CONSOLIDATION RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the articles of Hollinger Inc. (the "CORPORATION") be amended to effect a consolidation (the "CS CONSOLIDATION") of the issued and outstanding retractable common shares of the Corporation (the "COMMON SHARES") on the basis of one post-CS Consolidation common share of the Corporation (a "NEW COMMON SHARE") for every 5,766,783 Common Shares, provided however, that:

     (a) holders of Common Shares on the date (the "EFFECTIVE DATE") that the certificate of amendment is issued to give effect to the CS Consolidation shall not be entitled to receive certificates representing any fractional interests in a New Common Share following the CS Consolidation, and such holders shall not be entitled to exercise any of the rights of shareholders in respect of any fractional interests in a New Common Share other than the right to receive a cash payment equal to the aggregate of $7.60 (the "INITIAL PAYMENT") and the Additional Amount per Share (as such term is defined in the Management Proxy Circular (the "CIRCULAR") of the Corporation dated March 4, 2005), if any (the "FINAL PAYMENT", and together with the Initial Payment, the "COMMON SHARE CONSIDERATION") for each Common Share held immediately prior to such date and which would otherwise be changed into a fractional New Common Share. A registered holder of Common Shares who becomes entitled, on the CS Consolidation becoming effective, to receive, in connection with the Initial Payment or the Final Payment, an amount that includes a fraction of $0.01 will be paid an amount rounded to the nearest $0.01, the amount $0.005 being rounded upwards. The Initial Payment shall be made without interest as soon as practicable after the Effective Date upon presentation and surrender to the Corporation or the depositary designated by the Corporation (the "DEPOSITARY") of the requisite documents and instruments. The Final Payment, if any, shall be made without interest as soon as practicable after the Updated Valuation Delivery Date (as such term is defined in the Circular);

     (b) the Corporation shall have the right at any time to deposit the Common Share Consideration for Common Shares registered in the names of shareholders (including without limitation, shareholders who have dissented (the "DISSENTING SHAREHOLDERS") in accordance with Section 190 of the Canada Business Corporations Act (the "CBCA")) who have not at the date of such deposit presented and surrendered to the Corporation or the Depositary certificates representing all of their Common Shares which were not changed into one or more full New Common Shares, in a special account with a Canadian chartered bank or other Canadian trust company or financial institution to be paid without interest or to the order of the respective holders of such Common Shares (subject to any applicable withholding tax) upon presentation and surrender by them to the Corporation or the Depositary of their share certificates to be so presented and surrendered, provided that:
           (i) the sending to the Corporation by Dissenting Shareholders of certificates representing all of their respective Common Shares pursuant to subsection 190(8) of the CBCA shall not constitute the presentation and surrender thereof to the Corporation for the purposes of this subsection 1(b); and (ii) any interest allowed on such deposit shall belong to the Corporation; and

     (c) any Common Share Consideration in the form of a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remains unclaimed (including monies held on deposit in a special account as provided for in paragraph 1(b) above) for a period of six years shall be forfeited to the Corporation;

2. the articles of the Corporation be amended to effect the PS Consolidation (as such term is defined in the Circular) on the terms and conditions set out in Appendix B to the Circular, as same may be amended;

3. notwithstanding the approval of the CS Consolidation and the PS Consolidation by the holders of the Common Shares, the directors of the Corporation are hereby authorized to revoke this special resolution at any time prior to the issue of the certificate of amendment, without further approval of the holders of the Common Shares, and to determine not to proceed with the CS Consolidation and the PS Consolidation; and

4. any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the CBCA), the execution of any such document or the doing of any such other act or thing being conclusive of such determination.
                                       A-1
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                                   APPENDIX B

                          PS CONSOLIDATION RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the articles of Hollinger Inc. (the "CORPORATION") be amended to effect a consolidation (the "PS CONSOLIDATION") of the issued and outstanding exchangeable non-voting preference shares Series II of the Corporation (the "SERIES II PREFERENCE SHARES") on the basis of one post-PS Consolidation exchangeable non-voting preference share Series II of the Corporation (a "NEW SERIES II PREFERENCE SHARE") for every 1,701,995 Series II Preference Shares, provided however, that:

     (a) holders of Series II Preference Shares on the date (the "EFFECTIVE DATE") that the certificate of amendment is issued to give effect to the PS Consolidation shall not be entitled to receive certificates representing any fractional interests in a New Series II Preference Share following the PS Consolidation, and such holders shall not be entitled to exercise any of the rights of shareholders in respect of any fractional interests in a New Series II Preference Share other than the right to receive 0.46 of a share of Class A Common Stock of Hollinger International Inc. (an "INTERNATIONAL A SHARE") owned, directly or indirectly, by the Corporation for each Series II Preference Share held immediately prior to such date and which would otherwise be changed into a fractional New Series II Preference Share. A registered holder of Series II Preference Shares who becomes entitled, on the PS Consolidation becoming effective, to receive a fractional interest in an International A Share will receive such number of International A Shares rounded to the nearest whole number, the number 0.5 being rounded upwards. Such consideration (the "PREFERRED SHARE CONSIDERATION") shall be delivered as soon as practicable after the Effective Date upon presentation and surrender to the Corporation or the depositary designated by the Corporation (the "DEPOSITARY") of the requisite documents and instruments;

     (b) the Corporation shall have the right at any time to deposit the Preferred Share Consideration for Series II Preference Shares registered in the names of shareholders (including without limitation, shareholders who have dissented (the "DISSENTING SHAREHOLDERS") in accordance with Section 190 of the Canada Business Corporations Act (the "CBCA")) who have not at the date of such deposit presented and surrendered to the Corporation or the Depositary certificates representing all of their Series II Preference Shares which were not changed into one or more full New Series II Preference Shares, with a Canadian chartered bank or other Canadian trust company or financial institution to be delivered to the respective holders of such Series II Preference Shares (subject to any applicable withholding tax) upon presentation and surrender by them to the Corporation or the Depositary of their share certificates to be so presented and surrendered, provided that, the sending to the Corporation by Dissenting Shareholders of certificates representing all of their respective Series II Preference Shares pursuant to subsection 190(8) of the CBCA shall not constitute the presentation and surrender thereof to the Corporation for the purposes of this subsection 1(b); and

     (c) any Preferred Share Consideration that remains unclaimed (including monies held on deposit in a special account as provided for in paragraph 1(b) above) for a period of six years shall be forfeited to the Corporation;

2. notwithstanding the approval of the PS Consolidation by the holders of the Series II Preference Shares, the directors of the Corporation are hereby authorized to revoke this special resolution at any time prior to the issue of the certificate of amendment, without further approval of the holders of the Series II Preference Shares, and to determine not to proceed with the PS Consolidation; and

3. any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the CBCA), the execution of any such document or the doing of any such other act or thing being conclusive of such determination.

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(GMP LETTERHEAD)

                                   APPENDIX C

                                 GMP VALUATION

March 6, 2005

The Independent Privatization Committee
of the Board of Directors of Hollinger Inc.
10 Toronto Street
Toronto, Ontario
M5C 2B7

Dear Sirs:

     GMP Securities Ltd. ("WE" or "GMP") understands that the Board of Directors (the "BOARD") of Hollinger Inc. ("HOLLINGER" or the "COMPANY") has constituted a committee (the "INDEPENDENT PRIVATIZATION COMMITTEE" or the "IPC") to consider, evaluate and make a recommendation to the Board regarding a proposed going private transaction with respect to the Company (the "TRANSACTION") to be effected by way of a consolidation of the issued and outstanding Retractable Common Shares and the issued and outstanding Series II Preference Shares of the Company.

     Ontario Securities Commission Rule 61-501 ("RULE 61-501") and Autorite des marches financiers Policy Q-27 ("POLICY Q-27") require that, in addition to any other required shareholder approval, in order to complete a business combination or going private transaction, minority approval as defined therein be obtained. The above description of the proposed Transaction is only summary in nature. The specific terms and conditions of the Transaction are to be described in a management proxy circular dated March 4, 2005 (the "CIRCULAR"), which is to be mailed to shareholders of the Company in connection with the Transaction. Defined terms herein have the same meanings as terms used in the Circular.

     Subject to the limitations, assumptions, qualifications and scope limitations stated herein:

     (a) GMP estimates, as of March 1, 2005, the fair market value of the Retractable Common Shares of Hollinger is in the range of $7.21 to $7.57 per share; and

     (b) GMP is of the view that the value of the Series II Preference Shares is equivalent to 0.46 of a share of Class A Common Stock ("INTERNATIONAL CLASS A SHARES") of Hollinger International Inc. ("INTERNATIONAL"). In this regard, GMP has determined that the appropriate approach with respect to the Valuation of the Series II Preference Shares is to value it in relation to the retraction right to receive International Class A Shares, rather than a range of values expressed in dollars.

     References herein to "$" are to Canadian dollars and references to "US$" are to U.S. dollars.

TRANSACTION SUMMARY

     On October 28, 2004, The Ravelston Corporation Limited ("RCL"), through its Chairman and Chief Executive Officer, Conrad (Lord) Black, advised the Board in writing of the proposed Transaction. Following receipt of RCL's written intention with respect to the proposed Transaction, we understand that the Board established the Independent Privatization Committee to consider, evaluate and make a recommendation to the Board concerning the proposed Transaction. The Independent Privatization Committee was further empowered to, among other things, consider and advise the Board whether, in their opinion, the proposed Transaction is in the best interests of the Company, the holders of the Retractable Common Shares and/or the holders of the Series II Preference Shares. On November 16, 2004, the Independent Privatization Committee received written notification from RCL that, in connection with the proposed Transaction, RCL would support such transaction on the following terms: (i) holders of Retractable Common Shares (other than RCL and certain of its affiliated entities) would receive $7.25 in cash for each share held by them; and (ii) holders of Series II Preference Shares would receive 0.46 of an International Class A Share for each share held by

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them. On March 6, 2005, RCL advised the Board that it would support the
Transaction on the following revised terms and conditions: (i) holders of Retractable Common Shares (other than RCL and certain of its affiliated entities) would receive $7.60 and the Additional Amount per Share (as defined below), if any, in cash for each share held by them; and (ii) holders of Retractable Common Shares would receive a contingent cash payment right (a "CCPR") that would entitle them to participate in their proportionate interest in the economic benefit of certain potential claims and litigation.

     A special meeting of holders of Retractable Common Shares and Series II Preference Shares (the "SPECIAL MEETING") is required to consider and if deemed appropriate, to pass a special resolution approving an amendment to Hollinger's articles to implement the proposed Transaction. If the Transaction is approved at the Special Meeting, Hollinger will consolidate its outstanding: (a) Retractable Common Shares at a ratio which will result in RCL (directly and indirectly) being the sole holder of Retractable Common Shares; and (b) Series II Preference Shares at a ratio which will result in no remaining holders of Series II Preference Shares. No fractional shares will be issued. Those holders of Retractable Common Shares holding fewer than the set threshold number of Retractable Common Shares (which will be all holders other than RCL, directly or indirectly) will be entitled to be paid $7.60 cash for each Retractable Common Share held at the date on which articles of amendment are filed. Those holders of Series II Preference Shares holding fewer than the set threshold number of Series II Preference Shares (which will be all holders of Series II Preference Shares) will be entitled to 0.46 of an International Class A Share for each Series II Preference Share held at the date on which articles of amendment are filed. Hollinger would subsequently de-list its Retractable Common Shares and Series II Preference Shares from the Toronto Stock Exchange and apply to cease to be a reporting issuer in Canada.

     Any failure to obtain the approval of the holders of the Series II Preference Shares for the special resolution in respect of the Series II Preference Share consolidation at the Special Meeting would not prevent the consolidation of the Retractable Common Shares from proceeding, if the special resolution in respect of the consolidation of the Retractable Common Shares is approved by the Common Shareholders as set out above.

ROLE OF THE BOARD

     Following receipt of RCL's written intention with respect to the Transaction, the Board established the IPC, to evaluate and make a recommendation to the Board concerning the Transaction. The IPC was further empowered to, among other things, consider and advise the Board whether, in their opinion, the Transaction is in the best interests of Hollinger, the holders of the Retractable Common Shares and/or the holders of the Series II Preference Shares.

ENGAGEMENT OF GMP BY THE IPC

     GMP was contacted by the IPC during the week of the 8th of November, 2004 and asked to submit a proposal outlining its credentials and services to be provided as the financial advisor to the IPC. GMP submitted its proposal on November 17, 2004 and was formally engaged on November 23, 2004 (the "ENGAGEMENT") to act as the financial advisor to the IPC. In connection therewith, GMP was asked to prepare and deliver to the IPC a formal valuation (the "VALUATION") of Hollinger which complies with the requirements of Rule 61-501 and Policy Q-27 in form sufficient for publication to the shareholders of the Company providing a value or range of values of (i) the Retractable Common Shares and (ii) the Series II Preference Shares as well as, if requested, (a) certain evaluations as to the solvency and liquidity of the Company after completion of the Transaction and the financing transactions in connection therewith (the "SOLVENCY EVALUATION") and (b) an opinion (a "FAIRNESS OPINION") as to the fairness of the Transaction, from a financial point of view, from the perspective of a shareholder or classes of shareholders of the Company other than certain specified parties including Conrad (Lord) Black, RCL, Peter White and David Radler (collectively, the "INTERESTED PARTIES") and any parties related to them. On or about January 14, 2005, GMP advised the IPC that GMP would be unable to provide a Fairness Opinion or Solvency Evaluation in light of the factors described under "Unique and Unusual Circumstances" described below. In addition, GMP advised the IPC that the Valuation would be subject to limitations, qualifications, assumptions and scope limitations.

     GMP has had discussions with representatives of the Ontario Securities Commission (the "OSC") and Investment Dealers Association of Canada regarding the delivery of the Valuation and the qualifications, assumptions

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(GMP LOGO)

and scope limitations applied herein. While a draft of the Valuation was submitted to the OSC for comment prior to it being finalized and included in the Circular, neither the OSC nor the Investment Dealers Association of Canada has been involved in the preparation of the Valuation other than in connection with such discussions.

     Under the terms of the letter agreement governing the Engagement, as amended by a second letter agreement dated February 25, 2005 (collectively, the "ENGAGEMENT LETTER"), GMP has been paid a work fee of $50,000 per month since the time of the Engagement and was entitled to be paid $500,000 upon the delivery to the IPC of the draft Valuation and will be paid an additional $300,000 upon mailing of the Circular.

     Hollinger has also agreed to reimburse GMP for its reasonable out-of-pocket expenses incurred in the course of performing the Engagement and to indemnify GMP against certain liabilities that it may incur in the performance of the Engagement. In addition, if, after delivery of the Valuation, there are any meetings with staff at any government commission, regulatory authority, stock exchange, court or administrative tribunal or applicable agency, or proceedings or hearings brought before any such body, or if GMP is otherwise required to respond to any such body, the Company will reimburse GMP for resulting expenses and shall pay GMP a per diem amount in respect of the individuals involved.

INDEPENDENCE OF GMP

     GMP is not an insider, associate or affiliate of Hollinger, the Interested Parties or any of their respective affiliates or associates. GMP has neither provided financial advisory services nor participated in any financings involving Hollinger, the Interested Parties or any of their respective affiliates or associates. The fees payable to GMP under the Engagement Letter on the delivery of the Valuation are not contingent upon the conclusions reached by GMP in the Valuation or upon the success of the Transaction. There are no understandings, agreements or commitments between GMP, the Interested Parties or any of their respective affiliates or associates with respect to any future business dealings. However, GMP may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

     GMP acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have positions in securities of Hollinger and, from time to time, may have executed or may execute transactions on behalf of Hollinger or on behalf of other clients for which it receives compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Hollinger.

CREDENTIALS OF GMP

     GMP is a Canadian-based investment bank with offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland, which provides research and corporate finance advice and services, and engages in securities trading and investment banking. GMP carries on investment banking activities, institutional and retail securities trading activities. In Canada, GMP is an investment banking firm with operations in all facets of corporate finance, mergers and acquisitions, equity sales and trading and investment research. GMP has participated in a significant number of transactions involving private and public companies and has experience in preparing valuations. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

EFFECTIVE DATE OF THE VALUATION

     GMP is providing the Valuation herein with an effective date of March 1, 2005 (the "EFFECTIVE DATE").

UNIQUE AND UNUSUAL CIRCUMSTANCES

     There are various unique and unusual circumstances surrounding the proposed Transaction as described elsewhere in the Valuation and including, without limiting the generality of the foregoing, the following:

1. Neither Hollinger nor International is in compliance with certain aspects of the applicable continuous disclosure requirements of Canadian and U.S. securities laws, the non-compliance of which includes the failure to file

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(GMP LOGO)

     certain materials as disclosed in the Circular with respect to Hollinger and International. GMP does not know and has not made any independent inquiry or investigation as to whether the list of timely disclosure non-compliance by Hollinger and/or International in the Circular is complete in all respects.

    At this time, it is uncertain as to when Hollinger and International will be in a position to become current on their required disclosure.

2. Hollinger is currently the subject of an Inspection pursuant to an Order of the Ontario Superior Court of Justice.

    Pursuant to the order of Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice dated October 13, 2004, Ernst & Young Inc. ("E&Y" or the "INSPECTOR") was appointed as inspector pursuant to s. 229(1) of the Canada Business Corporations Act (the "CBCA") to conduct an investigation of certain of the affairs of Hollinger (the "INSPECTION"). The mandate of the Inspector is principally to investigate and report to the Court upon the facts in relation to any "related party transaction" (as defined in the Court order establishing the Inspection) between Hollinger (including any of its subsidiaries, other than International or its subsidiaries) and a "related party" for the period from January 1, 1997 to the present. E&Y delivered a preliminary report to the Court on November 25, 2004; further reports were delivered to the Court on December 2, 2004, December 10, 2004, December 22, 2004, January 10, 2005, and January 25, 2005. The Inspector continues to work towards completing the Inspection. In its January 25, 2005 report, E&Y stated that it was its preliminary estimate that the process of review of Hollinger's books and records and other information would take not less than an additional four months. As a result, a final report has not been filed with the Court as at the date of the Valuation and it is not anticipated that a final report will be filed before the completion of the Transaction.

    IT IS POSSIBLE THAT THE CONCLUSIONS OF THE INSPECTOR WILL PROMPT LITIGATION THAT MAY MATERIALLY AFFECT THE VALUE OF THE RETRACTABLE COMMON SHARES AND THE SERIES II PREFERENCE SHARES. GMP HAS BEEN INFORMED BY THE IPC THAT THE IPC INTENDS TO FORM, UNDER THE LAWS OF ONTARIO, A TRUST (THE "TRUST") IN ORDER TO PROVIDE A MECHANISM TO ALLOW THE HOLDERS OF THE RETRACTABLE COMMON SHARES AN OPPORTUNITY TO PARTICIPATE IN ANY NET PROCEEDS OF CERTAIN LITIGATION RECEIVED SUBSEQUENT TO THE COMPLETION OF THE TRANSACTION, ALL AS MORE PARTICULARLY TO BE SET OUT IN THE TRUST AND DOCUMENTATION RELATED THERETO.

3. Hollinger and International are each currently engaged in litigation that may materially affect the value of the securities of the Company.

    GMP has made no assessment of the impact of the litigation on Hollinger and/or International, their respective cash balances, earnings, net asset value, expenses or the ability of either of them or their associates and/or affiliates to carry on their respective business other than (i) an estimated amount of certain ongoing expenses relating to the Inspection and (ii) the estimated cash to be initially used to establish the Trust was considered in connection with the cash flow and balance sheet impact.

    The Company has been named as defendant or co-defendant in a number of legal actions. The litigation includes those relating to the Inspection and those otherwise disclosed in public filings by Hollinger and/or International.

    Due to the uncertainty of outcome and length of time involved in the actual and potential litigation, it is beyond GMP's scope to value such litigation or otherwise make an assessment of the impact thereof on Hollinger and/or International.

4. Hollinger and/or International may be the subject of future enforcement proceedings by regulatory authorities in Canada and/or the U.S.

    GMP understands that the affairs of the Company are presently under investigation by the U.S. Securities and Exchange Commission (the "SEC"), the OSC and other securities regulatory authorities and may be under investigation by other bodies (together, the "REGULATORY AUTHORITIES"). GMP understands that, among other things, the appropriateness of certain transactions reported in previous financial statements as filed and of the financial statements themselves are being questioned. At the date of the Valuation, it is unclear what the outcome of the investigation will be and if enforcement proceedings will be commenced.

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5.   A Special Committee of International has investigated certain related party transactions involving certain former executive officers and certain current and former directors of International and/or Hollinger.

    On August 30, 2004, a Special Committee of the board of directors of International released a report setting out the scope and results of its investigations into certain related party transactions involving certain persons, including certain former executive officers and certain current and former directors of International and/or Hollinger. At the date of the Valuation, it is unclear what, if any, actions will be taken as a result of the conclusions released in such report.

6. GMP has had no access to the operational and executive management of International.

    GMP requested the IPC to arrange to provide GMP with access to the operational and executive management of International and its subsidiaries in order to evaluate and project the future consolidated financial performance of International. In the normal course of preparing a Valuation, GMP would expect such access since International represents the most significant asset held by Hollinger. Access to books, records and management of International was not made available to GMP. GMP's inability to receive such access to management has made it extremely difficult to accurately project the future financial performance of International.

SCOPE OF REVIEW

     In preparing the Valuation, GMP obtained information from public sources, Hollinger, the IPC and their respective professional advisors. Where considered appropriate, GMP has reviewed and relied upon (without attempting to verify independently the completeness or its accuracy), among other things, the following:

     1. Record Books of Hollinger pertaining to (i) the March 10, 2003 Senior Secured Notes financing transaction, (ii) the September 30, 2004 consent and waiver solicitation and issuance of US$15M of additional Senior Secured Notes, and (iii) the October 28, 2004 consent solicitation and contingent issuance of up to US$40M of additional Senior Secured Notes.

     2. Documents relating to the subordinated indebtedness of 504468 N.B. Inc. to International in the principal amount of US$20.3M, guaranteed by Hollinger, dated March 10, 2003.

     3. Consent Solicitation Term Sheet with respect to the 11.875% Senior Secured Notes due 2011 issued pursuant to an indenture among Hollinger, Ravelston Management Inc., as guarantor, 504468 N.B. Inc., as guarantor, Wachovia Trust Company, National Association, as trustee, RCL and Sugra Limited, dated March 10, 2003, as amended September 30, 2004.

     4. Summary of Terms and Conditions with respect to two Bridge Loan Facilities between (i) Hollinger and 504468 N.B. Inc. and (ii) Domgroup Ltd., as borrowers, and an arm's length lender, as lender, dated October 27, 2004.

     5. The unaudited interim report for the quarters ended September 30, 2003 and September 30, 2003 and the audited annual report for the years ended December 31, 2002 and December 31, 2001 for Hollinger.

     6. The 10-K reports filed with the SEC for the fiscal years ended December 31, 2003 and December 31, 2002 for International.

     7. Board of Director's meeting information binders for the 2 calendar years of 2003 and 2004.

     8. Federal corporate tax return of Hollinger for the year ended December 31, 2003, with corresponding notices of assessment and reassessment.

     9. Ontario Ministry of Finance Notice of Assessment with respect to Hollinger for the year ended December 31, 2003.

     10. Corporate tax returns (federal and provincial) of Hollinger for the year ended December 31, 2002, with corresponding notice of assessment.

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     11.   Escrow and Custodial Agreement dated April 7, 2004 between Hollinger,
           Westwind Partners Inc. and Computershare Trust Company of Canada, which provides for certain contractual arrangements pertaining to the Series II Preference Shares.

     12. Domgroup Real Estate list of properties and summary market values; Domgroup Real Estate rent roll; and Domgroup Ltd. operating expenses from January through August 2004.

     13. Summary of Capital Cost Allowance for the years ended December 31, 2002 and 2003 for 2821354 Canada Inc. We have been advised that a capital asset continuity schedule is not available. Summary of Capital Cost Allowance for the years ended December 31, 2002 and 2003 for 10 Toronto Street Inc., including a capital asset continuity schedule. Summary of Capital Cost Allowance for the years ended December 31, 2002 and 2003 for Domgroup Ltd., including a capital asset continuity schedule.

     14. CIBC U.S. Dollar Current Account statement for the period ending October 31, 2004. CIBC Business Operating Account (CAD) statement for the period ending November 15, 2004. List of cash balances for Hollinger and its subsidiaries as of December 6, 2004.

     15.   The Inspector's Reports 1 through 6 including amendments.

     16.   Full corporate organizational chart dated May 15, 2003.

     17.   Formal offer letters from RCL referred to above.

ADDITIONAL ASSUMPTIONS AND LIMITATIONS

     In accordance with the Engagement, GMP has relied upon, and has, except where noted above under "Unique and Unusual Circumstances", assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Hollinger (including certain of its officers and directors), and the IPC and their respective professional advisors, consultants and representatives. The Valuation is conditional upon such completeness, accuracy and fair presentation of such information (except where noted herein). In accordance with the Engagement but subject to its professional judgment, GMP has not attempted to verify independently the completeness, accuracy, or fair presentation of the information (except where noted herein). GMP has assumed that the forecasts, projections and budgets of Hollinger provided to us and used in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Hollinger as to matters covered thereby and, in rendering the Valuation, we express no view as to the reasonableness of such forecasts, projections and budgets or the assumptions on which they are based.

     CERTAIN ASSUMPTIONS USED BY GMP IN THE PREPARATION OF THE VALUATION ARE, IN THE PROFESSIONAL JUDGEMENT OF GMP, BASED UPON THE BEST INFORMATION REASONABLY AVAILABLE TO GMP AT THE TIME OF THE PREPARATION OF THE VALUATION. SUCH ASSUMPTIONS MAY PROVE TO BE INACCURATE. ACTUAL RESULTS ACHIEVED WITH RESPECT TO MATTERS BASED UPON SUCH ASSUMPTIONS WILL VARY FROM THOSE USED BY GMP AND SUCH VARIATIONS MAY BE MATERIAL.

     Material assumptions made by GMP in preparing the Valuation include:

     a) the completion of the Transaction will not constitute a dissolution, liquidation, or winding-up of Hollinger;

     b) there will be no material tax cost to Hollinger to complete the Transaction;

     c) the consent of the holders of the Senior Secured Notes to the completion of the Transaction will be unconditional except as to the date by which the Transaction needs to be completed;

     d) the 0.46 of an International Class A Share to be delivered in exchange for each Series II Preference Share is exactly the same as a holder of such security would be entitled to upon a retraction of such share in accordance with the share attributes of the Series II Preference Shares;

     e) International has and will continue to carry on its business in the normal course of a going-concern operation;

     f) International will be successful in its efforts to reduce/defer taxes relating to the gains on the sale of the International's non-U.S. operations;

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     g)    we have relied on the unaudited Market Value Information Consolidated
           Balance Sheet and notes thereto of the Company as at September 30, 2004 attached hereto as Appendix 1. It is our understanding that Zeifman & Company, LLP have performed the procedures under section 9100 of the CICA Handbook entitled "Reports on the results of applying specified auditing procedures to financial information other than financial statements", as outlined in Appendix 1; and

     h) The Dividend Amount (as defined in the articles of the Company relating to the attributes of the Series II Preference Shares) is zero.

     The Valuation has been rendered on the basis of securities markets, economic, financial and general business conditions prevailing at the Effective Date and the conditions and prospects, financial and otherwise, of Hollinger and its subsidiaries as they are reflected in the information reviewed by GMP. In its analyses and in preparing the Valuation, GMP made numerous judgements with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Transaction.

     Senior officers and directors of Hollinger have represented to GMP that among other things:

     1. The information provided orally by, or in the presence of, an officer or employee of Hollinger or in writing by Hollinger or any of its subsidiaries (as such term is defined in the Securities Act (Ontario) or their respective agents ("BY HOLLINGER") provided to GMP for the purpose of preparing the Valuation was, at the date the financial and other information, data, advice, opinions and representations (collectively, the "INFORMATION") provided to GMP by Hollinger, and was at the Effective Date and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Hollinger, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made.

     2. All financial material, documentation and other data concerning the Transaction, Hollinger and its subsidiaries, including any unaudited financial information and any projections or forecasts, provided to GMP by Hollinger:

        (a) were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of Hollinger dated as at December 31, 2002 and in the unaudited financial statements of Hollinger prepared and filed on SEDAR subsequent thereto;

        (b) reflect the assumptions disclosed therein (which assumptions management of Hollinger believes to be reasonable); and

        (c) do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data or any statement contained therein not misleading in light of the circumstances in which such financial material, documentation and data was provided to GMP or any statement therein was made.

     3. Since the dates on which the Information was provided to GMP by Hollinger, except as disclosed publicly on SEDAR by Hollinger or International ("DISCLOSED PUBLICLY") or as disclosed in writing to GMP, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hollinger or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation.

     4. There are no off-balance sheet assets or liabilities and no contingent assets or liabilities, including any which are pending, or to the best of their knowledge, information and belief, threatened, against Hollinger or any of its subsidiaries or affecting in any way the assets, shares or business of Hollinger and its subsidiaries, other than as Disclosed Publicly.

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     5.    Since the dates on which the Information was provided to GMP by
           Hollinger, no material transaction has been entered into by Hollinger or any of its subsidiaries other than as Disclosed Publicly.

     6. The budgets, forecasts, projections and estimates provided to GMP by management of Hollinger were prepared using the assumptions identified therein which reflected the best available estimates and judgments by the management of Hollinger as to the expected results of operations and financial condition of Hollinger to which such budgets, forecasts, projections and estimates relate and which, in the reasonable belief of Hollinger are (or were at the time of preparation) reasonable in the circumstances and are not misleading in any material respect in light of the assumptions used therefor.

     7. There are no existing written, independent appraisals or valuations of Hollinger or any of its subsidiaries (on a consolidated or unconsolidated basis) prepared as of a date within 24 months preceding the date hereof and no such valuation or appraisal has been commissioned by Hollinger or any of its subsidiaries or is known to Hollinger to be in the course of preparation.

     8. There have been no written offers or negotiations, relating to the purchase or sale of all or a material portion of Hollinger's assets, made or received within 24 months preceding the date hereof other than as Disclosed Publicly or disclosed in writing to GMP by Hollinger.

     9. There have been no communications from regulatory agencies concerning non-compliance with laws or regulations which could have a material effect on the affairs, operations, business or finances of Hollinger other than as has been disclosed in writing to GMP or Disclosed Publicly.

     10. The Circular contains all facts relevant to a shareholder of Hollinger being able to make a reasoned judgment in respect of the Transaction.

     11. To the knowledge of such person, the Inspector has not concluded any matter or fact which would have a material effect on Hollinger and its subsidiaries, taken as a whole or which would make any of the foregoing statements false or misleading in any material respect.

     12. No confidential timely disclosure reports, written or oral, have been filed by Hollinger, the Board (or any committee thereof, including the IPC) with the applicable securities regulatory authorities in Canada or the United States.

     The Valuation is provided as of the Effective Date and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation of which it may become aware after the Effective Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuations after the Effective Date, GMP reserves the right to change, modify or withdraw the Valuation.

     The Valuation has been prepared and provided for the use of the IPC and for inclusion in the Circular, and may not be used or relied upon by any other person without GMP's prior written consent. Subject to the terms of the Engagement, GMP will execute a consent to the publication of the Valuation in its entirety in the Circular as necessary.

     GMP has based the Valuation on a variety of factors. Accordingly, GMP believes that its analysis must be considered as a whole. Selecting portions of its analyses or the factors considered by GMP without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a Valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

NOT A FAIRNESS OPINION OR A SOLVENCY OPINION

     GMP expresses no opinion herein concerning the fairness of the Transaction to the holders of the issued and outstanding Retractable Common Shares and the issued and outstanding Series II Preferred Shares and makes no recommendation to security holders of Hollinger with respect to the Transaction. GMP expresses no opinion herein concerning the solvency of Hollinger.

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REPORTING CURRENCY

     Hollinger reports its financial results in Canadian dollars. International reports its financial results in U.S. dollars.

EQUITY SECURITIES AND PRINCIPAL HOLDERS OF EQUITY SECURITIES

     The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Retractable Common Shares, an unlimited number of exchangeable non-voting preference shares Series I, an unlimited number of Series II Preference Shares and an unlimited number of non-voting preference shares Series III. The issued capital of the Company consists solely of the Retractable Common Shares and the Series II Preference Shares.

     Hollinger has advised GMP that, on March 1, 2005, there were 34,945,776 Retractable Common Shares issued and outstanding and entitled to vote on such matters coming before the holders of Retractable Common Shares at the Special Meeting. GMP has been further advised that, to the knowledge of the directors and executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Retractable Common Shares except (i) RCL which beneficially owns, directly or indirectly, or exercises control or direction over, a total of 27,363,170 Retractable Common Shares or approximately 78.3% of the outstanding Retractable Common Shares; and (ii) Conrad (Lord) Black indirectly controls RCL and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.3% of the outstanding Retractable Common Shares.

     Hollinger has advised GMP that, on March 1, 2005, there were 1,701,995 Series II Preference Shares issued and outstanding and entitled to vote on such matters coming before the holders of Series II Preference Shares at the Special Meeting. GMP has been further advised that to the knowledge of the directors and executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Series II Preference Shares except Catalyst Fund General Partner I Inc. which beneficially owns, directly or indirectly, or exercises control or direction over, approximately 1,398,000 Series II Preference Shares or approximately 82.1% of the outstanding Series II Preference Shares.

SENIOR SECURED NOTES

     The Company has outstanding US$93.0 million aggregate principal amount of Senior Secured Notes. The Senior Secured Notes are guaranteed by Ravelston Management Inc., a wholly-owned subsidiary of RCL, and by an indirect wholly-owned subsidiary of the Company. The Senior Secured Notes are secured by, among other things, a first priority lien on 14,990,000 shares of Class B Common Stock of International ("INTERNATIONAL CLASS B SHARES") owned, directly and indirectly, by the Company. Under the terms of the Senior Secured Notes, the Company is subject to certain financial covenants and other restrictions.

     As part of the terms of the Senior Secured Notes, the Company was required to cause an exchange offer registration statement to be declared effective with the SEC under the U.S. Securities Act of 1933, as amended, by November 4, 2003. Registration of the securities is not being sought at this time. As a result of this registration default, the annual interest rate on the Senior Secured Notes increased by 0.5% per year from November 4, 2003. The annual interest rate increased by an additional 0.5% per year on February 2, 2004, resulting in a maximum additional interest rate of 1.0% per year over the 11 7/8% interest rate on the Senior Secured Notes until all registration defaults are cured. If and when the Company cures this registration default, the interest rate on the Senior Secured Notes will revert immediately to the original level.

PRIOR VALUATIONS

     Hollinger has represented to GMP that there have not been any prior valuations (as defined in Rule 61-501 and Policy Q-27) of Hollinger or its material assets or its securities in the past 24 month period. GMP has reviewed the fairness opinions of the financial advisors to the Independent Committee of the Board continued in the Directors' Circular dated February 9, 2004 issued by the Board in response to the offers of Press Acquisition Inc.

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OVERVIEW OF THE COMPANY

     The Company is the continuing corporation under the CBCA, resulting from the 1985 amalgamation of Argcen Holdings Inc., Hollinger Argus Limited (incorporated June 28, 1910) and Labmin Resources Limited. The registered office of the Company is 10 Toronto Street, Toronto, Ontario M5C 2B7. The Company is a "mutual fund corporation" under the Income Tax Act (Canada).

     The Company's principal asset is its interest in International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario. The Company advised GMP that, as of March 1, 2005, it owned, directly or indirectly, 782,923 International A Shares and 14,990,000 International Class B Shares, being approximately 17.4% of the equity and 66.8% of the voting interests in International.

     International is a leading publisher of English-language newspapers and magazines in the United States and Canada. International owns or has interests in over 200 publications, including daily and non-daily newspapers and magazines. International's premier asset is the Chicago Sun Times, which has the second highest daily readership and circulation of any newspaper in the Chicago Metropolitan and had the eighth highest readership of any metropolitan newspaper in the United States as reported in the 2003 Scarborough Report. Hollinger also has cash and a small portfolio of real estate assets held in a subsidiary called Domgroup Ltd.

     The following are the primary operating divisions of International:

CHICAGO GROUP

     The Chicago Group consists of more than 100 newspapers in the greater Chicago metropolitan area. The Chicago Group's primary newspaper is the Chicago Sun-Times, which was founded in 1948 and is one of Chicago's most widely read newspapers. The Chicago Sun-Times is published in a tabloid format and has the second highest daily readership and circulation of any newspaper in the 16-county Chicago metropolitan area, attracting approximately 1.6 million readers daily as reported in the 2003 Scarborough Report. The Chicago Group pursues a clustering strategy in the greater Chicago metropolitan market, covering all of Chicago's major suburbs as well as its surrounding high growth counties. This strategy enables the Chicago Group to offer joint selling programs to advertisers, thereby expanding advertisers' reach. For the year ended December 31, 2003, the Chicago Group had revenues of US$450.8 million and operating income of US$24.5 million.

CANADIAN NEWSPAPER GROUP

     The Canadian Newspaper Group includes the operations of Hollinger Canadian Publishing Holdings Co. ("HCPH CO.") that has an 87% interest in Hollinger Canadian Newspapers, Limited Partnership ("HOLLINGER L.P."). HCPH Co. and Hollinger L.P. own numerous daily and non-daily newspaper properties and Canadian trade magazines and tabloids for the transportation, construction, natural resources and manufacturing industries, among others. In addition, the Canadian Newspaper Group administers the retirement plans, and absorbs the costs related to post-retirement, post-employment benefit and pension plans of certain retired employees of HCPH Co. (successor of Southam Inc.). For the year ended December 31, 2003, the Canadian Newspaper Group had revenues of approximately US$80.5 million and an operating loss of approximately US$5.0 million.

INVESTMENT AND CORPORATE GROUP

     The Investment and Corporate Group performs administrative and corporate finance functions for the Company including treasury, accounting, tax planning and compliance and the development and maintenance of the systems of internal controls.

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REVIEW AND FORECAST OF OPERATING RESULTS

HOLLINGER

     Appendix 1 contains a copy of Hollinger's unaudited Market Value Information Consolidated Balance Sheet as at September 30, 2004. This Consolidated Balance Sheet has been prepared in accordance with the Company's traditional accounting policies with the exception that it has been prepared as though the Company had always accounted for its assets and liabilities at their market values. The Company's auditors have performed procedures on this Consolidated Balance Sheet under Section 9100 of the Handbook of the Canadian Institute of Chartered Accountants -- Reports on the Results of Applying Specified Auditing Procedures to Financial Information Other Than Financial Statements.

INTERNATIONAL

     GMP has not had access to the books, records or management of International and has not had access to an International management forecast of operating results. In addition, International's most recently published financial results are for the year ended December 31, 2003. GMP has prepared a forecast of financial performance for the period 2004F to 2009F. While such forecasts are subjective, GMP has reinforced its views with third party support for certain key assumption and performance drivers. While GMP believes that the third party support for certain key assumptions was useful and the best information reasonably available to it at this time, the information received was not specific to the business and affairs of International and its subsidiaries. The forecast includes estimated expected results for the Chicago Group (2004F to 2009F), the Community Group which contained the Jerusalem Post prior to its sale on December 15, 2004 (2004F), the Canadian Newspaper Group (2004F to 2009F), and the Investment and Corporate Group (2004F to 2009F).

     The forecast with notes and assumptions is referenced in the Appendices hereto as follows:

1) The Chicago Group........................................  Appendix 2
2) The Community Group......................................  Appendix 3
3) The Canadian Newspaper Group.............................  Appendix 4
4) The Investment and Corporate Group.......................  Appendix 5
5) International Consolidated...............................  Appendix 6

DEFINITION OF FAIR MARKET VALUE

     For the purposes of the Valuation, fair market value means the highest price, expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting as arm's length, where neither party is under any compulsion to act.

APPROACH TO VALUE OF RETRACTABLE COMMON SHARES

     The Valuation is based on techniques and assumptions that GMP considers appropriate in the circumstances for the purposes of arriving at a range of estimates of fair market values of the outstanding Retractable Common Shares.

     Hollinger is a holding company with no operating assets other than a relatively small portfolio of real estate holdings. GMP believes that a net asset value ("NAV") approach is appropriate to valuing Hollinger. Hollinger's primary assets are its holdings of cash and its equity interest in International. International has operating assets described above; primarily the newspaper and publishing interests contained in the Chicago Group and the Canadian Newspaper Group. GMP combines an NAV approach with a Transaction Premium Approach to determine a summary value of the Retractable Common Shares.

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NET ASSET VALUE ANALYSIS

     The NAV approach involves ascribing a separate value for each asset and liability of Hollinger using an appropriate valuation method in each case, and subtracting the sum of the total liabilities from the sum of the total assets to determine Hollinger's NAV. The key components of Hollinger's NAV are as follows:

     a)    Holdings of equity interests in International;

     b)    Cash;

     c)    Amounts due to and from related parties;

     d)    Other investments;

     e)    Long-term debt;

     f)    Future income taxes payable;

     g)    Ongoing costs of the inspector;

     h)    Property and Equipment; and

     i)    Deferred financing costs and other assets.

     All other assets and liabilities are valued at estimated value as contained in the September 30, 2004 unaudited Market Value Information Consolidated Balance Sheet of the Company.

A)  VALUATION METHODOLOGIES FOR HOLLINGER'S HOLDINGS IN INTERNATIONAL

     In preparing a valuation of the Company's holdings in International, we gave primary consideration to the following methodologies:

1)  TRADING PRICE

    The recent trading price of the International Class A Shares has been affected by the declaration of two Special Dividends and one regular dividend relating to the sale by International of its U.K. Newspaper Group having occurred on July 30, 2004. These Special Dividends of US$2.50 and US$3.00 per share affected the trading price of the International Class A Shares on their respective ex-dividend dates of December 29, 2004 and February 9, 2005, respectively. On the ex-dividend dates, the trading price of the International Class A Shares decreased by the approximate amount of the respective Special Dividends. The following chart shows the trading price of International shares with and without the Special Dividends included.

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  HOLLINGER INTERNATIONAL INC. TRADING PRICE HISTORY SINCE FEBRUARY 18TH, 2004

(TRADING PRICE GRAPH)

    International Class A Shares traded between US$14.40 and US$10.80 during the period February 18, 2004 to February 25, 2005. The 30 day moving average trading price for the 30 days up to and including February 25, 2005 was US$11.47.

2)  DISCOUNTED CASH FLOW

    The discounted cash flow ("DCF") approach reflects the growth prospects and risks inherent in International by taking into account the amount, timing and relative certainty of projected unlevered free cash flows to be generated by each operating division during a specified period. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates, and terminal values at the end of the projection period. GMP selected discount rates by calculating the weighted average cost of capital ("WACC") of International and then adjusting WACC +/- 50 bps to calculate high and low values of International. The WACC was calculated using the capital asset pricing model ("CAPM") approach and the expected market cost of debt for International operating under an optimal or industry average capital structure. An estimate of future growth was subtracted from the WACC to calculate the terminal value with reference to GMP's view of International's growth prospects beyond the terminal year.

    The DCF analysis involved discounting to a present value GMP's projected unlevered free cash flows for the Chicago Group and the Investment and Corporate Group. In GMP's view, it is not appropriate to include the forecasted negative operating results of the Canadian Group in the DCF as it would have resulted in an inappropriate decrease in value. The Canadian Group is held in Hollinger L.P. which is listed and traded on the TSX Venture Exchange. GMP incorporated the International's approximate 87% interest in the market capitalization of Hollinger L.P. as a present value component to the DCF.

     Cash Balance

    DCF analysis requires an estimate of the cash balance on the day of valuation. Since the most recently disclosed cash balance for International is as at September 30, 2004, GMP prepared an estimated forecast cash balance of US$464.5 million for International as at March 1, 2005. Please see Appendix 7 for a supporting schedule.

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     Discount Rate

    The projected unlevered after tax free cash flows of International were discounted based on the estimated WACC. The WACC was calculated based upon International's estimated after tax cost of debt and equity, weighted based upon an assumed optimal capital structure. GMP used the CAPM approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark ("BETA") and the equity risk premium. GMP reviewed a range of unlevered betas for International and comparable companies in the newspaper industry. The analysis showed that the calculated beta for International was very similar to the beta of the industry calculated using the optimal capital structure. GMP selected the calculated beta for International based on this analysis.

    Subject to the foregoing and based on this analysis of industry comparable volatility measures, GMP has estimated the cost of equity as 8.7% for International to be included in the calculation of the weighted average cost of capital. Please see Appendix 8 for the calculation of the estimated cost of equity.

    In order to calculate the WACC, the assumed optimal capital structure was determined based upon a review of industry comparable debt to market value of equity ratios for companies in the newspaper publishing industry. These debt to market value of equity ratios were averaged and an industry capital structure was inferred. Since International no longer has a material amount of debt and does not have a capital structure consistent with industry norms as described below, GMP assumed a cost of debt for International based on an analysis of industry credit ratings and the yield on corporate bonds of credit quality similar to the industry.

    Based upon the foregoing, and taking into account GMP's sensitivity analyses on the variables selected above and the assumptions used in the free cash flow estimates, GMP determined the appropriate WACC for International's free cash flows to be in the range of 8.2% to 7.2%. Please see Appendix 9 for GMP's estimate of WACC.

     Residual Value

    GMP developed a terminal enterprise value at the end of the projection period using a perpetuity growth rate, whereby the terminal or residual year free cash flow is capitalized at the WACC less a growth factor of 2.6% per annum determined by reference to expected free cash flow growth beyond the projection period. In selecting this growth rate GMP selected growth equal to estimated long-run inflation.

     Summary

    Based upon the foregoing, as of the Effective Date, the discounted free cash flow value of International is estimated to be between US$11.81 and US$12.84 per share. Please see Appendix 10 for a supporting schedule.

3)  COMPARABLE COMPANY ANALYSIS

    For the purpose of the comparable company public market trading analysis, GMP reviewed the performance of 12 other publicly traded newspaper companies in the United States and Canada: Belo Corp., Dow Jones & Co., The EW Scripps Company, Gannett, Journal Register Company, Knight-Ridder Inc., Lee Enterprises Inc., New York Times Company, The McClatchy Company, Torstar, Tribune Company and Washington Post Company. Though some of these companies are of different size and operate in different geographic markets than International, all are primarily newspaper companies that compete in the same industry and are broadly comparable as a group.

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              HOLLINGER INTERNATIONAL COMPARABLE COMPANY ANALYSIS
                                At March 1, 2005
                      (in millions, except per share data)

                                                              MARKET                     EV/EBITDA
    COMPANY                                                     CAP           EV           2005F
    -------                                                 -----------    ---------    -----------
    Belo Corp.............................................  US$ 2,800.1    $ 3,718.9        9.1x
    Dow Jones & Co........................................      3,069.6      3,481.5       11.8x
    The EW Scripps Company................................      7,735.0      7,880.5       12.0x
    Gannett...............................................     20,475.1     23,685.0        9.7x
    Journal Register Company..............................        744.6      1,486.7       10.0x
    Knight-Ridder Inc.....................................      5,152.3      6,153.3        8.9x
    Lee Enterprises Inc...................................      2,077.6      2,231.1       11.3x
    New York Times Company................................      5,435.8      6,181.1        9.5x
    The McClatchy Company.................................      3,424.0      3,599.9       10.4x
    Torstar...............................................      1,841.8        2,050        7.4x
    Tribune Company.......................................     13,135.1     14,170.6        8.8x
    Washington Post Company...............................      8,756.4      8,773.8       10.5x
                                                            -----------    ---------       -----
    Average...............................................                                  9.9x
    Hollinger International Inc. (actual).................      1,020.7        564.6        9.9x

                                                     VALUE      MARKET              EV/EBITDA
    VALUATION                                      PER SHARE      CAP       EV        2005F
    ---------                                      ---------    -------    -----    ---------
    Hollinger International Inc..................   $11.25      1,020.9    564.9      9.9x       High
                                                                                                 ----
    Hollinger International Inc..................   $10.35        939.2    483.1      8.5x        Low
                                                                                                 ----

---------------

     Source:  company data, Bloomberg, IBES estimates, GMP Analysis

     (1) Based on an analysis of industry multiples, GMP has selected high and low values EV / EBITDA multiples to calculate a value of International.

    Based upon the foregoing, as of the Effective Date, the comparable company analysis value of International is estimated to be between US$10.35 and US$11.25 per share.

4)  SUMMARY VALUATION OF CLASS A AND CLASS B SHARES OF INTERNATIONAL

    GMP applied weights according to its estimate of the relative importance to each valuation method in determining the value of International shares under the circumstances.

(GMP LOGO)

         HOLLINGER INTERNATIONAL INC. SUMMARY VALUE ESTIMATE PER SHARE
                                At March 1, 2005

VALUATION SUMMARY

                                                                   HIGH      LOW
                                                                  ------    ------
                                                                      (in US$)
    Methodology:
      Discounted cash flow value per share......................  $12.84    $11.81
      Comparable company analysis value per share...............  $11.25    $10.35
    30 day moving average adjusted share price (1)..............  $11.47    $11.47
    Weight (2):
      Discounted cash flow value per share......................    40.0%     40.0%
      Comparable company analysis value per share...............    25.0%     25.0%
      30 day moving average price per share.....................    35.0%     35.0%
                                                                  ------    ------
    Summary estimated value per share:..........................  $11.96    $11.33
                                                                  ======    ======

---------------

     (1) Price adjusted by size of dividends declared per share as shown in historical price chart.

     (2) Weights are based on GMP estimates of relative importance.

    Based upon and subject to the foregoing, GMP is of the view that, as of the Effective Date, the fair market value of the International Class A Shares and the International Class B Shares is in the range of US$11.33 to US$11.96.

B)  VALUATION OF CASH

     Hollinger has forecast its cash balance at February 28, 2005. GMP has adjusted that cash balance to reflect the special dividend paid on January 18, 2005 in regards of the Series II Preferred Shares by reducing the cash balance by the amount of the special dividend net of withholding tax. See Appendix 10 for the Hollinger and subsidiaries consolidated cash balance at March 1, 2005. Note also that US$98.7M of long-term debt is collateralized partially by $13.2 million of cash in addition to a pledge of 14,990,000 International Class B Shares. GMP has valued cash balances at full value.

C)  VALUATION OF AMOUNTS DUE TO AND FROM RELATED PARTIES

     GMP has valued Amounts Due To Related Parties and Amounts Due From Related Parties as defined in Appendix 1 at face value as described in the September 30, 2004 unaudited Market Value Information Consolidated Balance Sheet of the Company and included under "Review and Forecast of Operating Results" in this letter.

D)  VALUATION OF OTHER INVESTMENTS

     The Company has several real-estate holdings. Colliers International was engaged to provide an estimate of value as at February 28, 2005 for the three largest properties in this portfolio. GMP conducted discussions with management of the Company and the current property manager in respect of the balance of the properties to determine an estimate of value. Such aggregate value is presented in Other Investments in GMP's net asset value calculation of the Company.

     The Company also owns an interest in the Cayman Free Press which is included in GMP's net asset value calculation at estimated market value and Hollinger L.P. which is included at the current trading price per unit of $1.06 on the TSX Venture Exchange.

E)   VALUATION OF LONG-TERM DEBT

     GMP has adjusted the value of the liability represented by the Senior Secured Notes to reflect the increase in US government interest rates on bonds of similar maturity since the time when the senior notes were issued in March, 2003.

(GMP LOGO)

F)   VALUATION OF INCOME TAXES PAYABLE

     The September 30, 2004 unaudited Market Value Information Consolidated Balance Sheet contained herein includes a $67.7 million future income tax liability related to the sale of shares of International on a dissolution or wind-up of the Company. Since GMP's net asset valuation does not contemplate a wind-up of the Company, GMP has eliminated this liability in its calculation of NAV.

G)  VALUATION OF THE ONGOING COSTS OF THE INSPECTOR

     The ongoing cost of the Inspector has been estimated at $8.0 million and has been accrued in accounts payable and accrued expenses in the September 30, 2004 unaudited Market Value Information Consolidated Balance Sheet contained herein.

H)  VALUATION OF PROPERTY AND EQUIPMENT

     The September 30, 2004 unaudited Market Value Information Consolidated Balance Sheet contained herein contains land and building values in respect of real estate held at the corporate level. This amount has been included in the value of Other Investments in GMP's NAV calculation.

I)   VALUATION OF DEFERRED FINANCING COSTS AND OTHER ASSETS

     Based on discussions with the Company, GMP has determined that Deferred Financing Costs and other assets includes only accruals related to previous financing expenses. These amounts are valued at zero in GMP's NAV calculation.

SUMMARY OF NAV ANALYSIS

     Appendix 11 summarizes GMP's analysis of the fair market value of the Retractable Common Shares at the Effective Date using the NAV method. GMP estimates the NAV at between $7.72 and $8.06.

TRANSACTION PREMIUM ANALYSIS

     GMP believes an analysis of the transaction premium is also important to determining a summary value of the Retractable Common Shares. This analysis examines the trading price pre-announcement of the transaction to the bid price per share and compares that premium to the market transaction premium for other privatization transactions.

                  HOLLINGER INC. TRANSACTION PREMIUM VALUATION
                                AT MARCH 1, 2005

Closing price on October 28, 2004 (1).......................    $4.31
Proposed transaction price..................................     7.25
                                                                -----
Implied transaction premium.................................     68.2%

                                                              HIGH      LOW
                                                              -----    -----
Closing price on October 28, 2004...........................  $4.31    $4.31
Market transaction premium (2)..............................   41.8%    31.8%
                                                              -----    -----
Implied price per share.....................................   6.11     5.68

---------------

(1)  The proposed transaction was announced on October 28, 2004

(2) GMP measured the transaction premium for 29 going private transactions. The average transaction premium was 36.8%.

     GMP estimates the high and low transaction premium by adjusting the average market transaction premium +/- 5%.

     The transaction premium analysis estimates the high and low price per share to be between $5.68 and $6.11.

(GMP LOGO)

VALUATION CONCLUSION IN RESPECT OF RETRACTABLE COMMON SHARES

     Subject to the limitations, assumptions, qualifications and scope limitations stated herein, GMP estimates, as of the Effective Date, the fair market value of the Retractable Common Shares of Hollinger is in the range of $7.21 to $7.57 per share.

                HOLLINGER INC. SUMMARY VALUE ESTIMATE PER SHARE
                                At March 1, 2005

VALUATION SUMMARY

                                                              HIGH      LOW
                                                              -----    -----
Methodology:
  NAV approach..............................................  $8.06    $7.72
  Takeover transaction premium to market price approach.....  $6.11    $5.68
Weight:
  NAV approach..............................................   75.0%    75.0%
  Takeover transaction premium to market price approach.....   25.0%    25.0%
                                                              -----    -----
Summary estimated value per share:..........................  $7.57    $7.21
                                                              =====    =====

     Our approach involves a synthesis of the net asset value ("NAV") based approach and the transaction premium approach. GMP believes that more emphasis should be place on the NAV approach because of various factors negatively influencing the public market trading price of the Company prior to the announcement of the transaction. These factors are as follows: (i) the lack of current financial information due to the failure of the Company or International to file its financial statements in accordance with applicable securities laws has the effect of artificially lowering the public trading price of shares in the Company, (ii) the various litigation and contingent assets and liabilities related to the "Unique and Unusual Circumstances" described above has the effect of artificially lowering the public trading price of shares in the Company, and
(iii) the relative illiquidity of Hollinger shares at the time of the announcement of the proposed Transaction. On October 28, 2004, the transaction announcement date, the 20 day average volume traded for Hollinger was 10,057 shares versus the 20 day average volume traded for International of 296,410 for International during the same time period.

VALUATION CONCLUSION IN RESPECT OF SERIES II PREFERENCE SHARES

     GMP has determined that the appropriate approach with respect to the valuation of the Series II Preference Shares is to value it in relation to the retraction right to receive International Class A Shares, rather than a range of values expressed in dollars. Accordingly, GMP is of the view that, subject to the limitations, assumptions, qualifications and scope limitations stated herein, and based upon the advice by Hollinger that each holder of a Series II Preference Share is entitled to receive 0.46 of an International Class A Share on a retraction of a Series II Preference Share, the value of the Series II Preference Shares is equivalent to 0.46 of an International Class A Share.

Sincerely,

(Signed) GMP Securities Ltd.

                          APPENDIX 1 -- HOLLINGER INC.

                                 HOLLINGER INC.

                            MARKET VALUE INFORMATION

                           CONSOLIDATED BALANCE SHEET
                               September 30, 2004
                       (in thousands of Canadian dollars)
                                  (unaudited)

                                ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................   $ 15,328
Restricted cash (note 3)....................................     13,743
Accounts receivable.........................................      1,051
Amounts due from related parties (note 4)...................     72,127
Prepaid expenses............................................      1,148
                                                               --------
                                                                103,397
Investments (note 5)........................................    367,463
Property and equipment (note 6).............................      8,495
Deferred financing costs....................................     14,078
                                                               --------
                                                               $493,433
                                                               ========
                              LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued expenses.......................   $ 32,646
Amounts due to related parties (note 4).....................     28,183
Income taxes payable (note 7)...............................      6,358
                                                               --------
                                                                 67,187
Long-term debt (note 9).....................................    117,626
Retractable preference shares (note 8)......................     17,352
Amounts due to related parties (note 4).....................     25,738
Future income taxes (note 7)................................     39,147
Other liabilities (note 4)..................................        679
                                                               --------
                                                                267,729
                                                               --------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock (note 10).....................................    286,602
Net unrealized decline in assets............................    (67,354)
Net unrealized decrease in liabilities......................        603
Retained earnings...........................................      5,853
                                                               --------
                                                                225,704
                                                               --------
                                                               $493,433
                                                               ========
Net asset value per retractable common share................   $   6.46
                                                               ========
Contingencies and commitments (note 11)
Subsequent events (note 13)

                            See accompanying notes.

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

   As part of the Company's 1997 issuer bid, Hollinger Inc. (the "Corporation") became an open-end investment holding company. The Corporation's retractable common shares (the "Common Shares") are retractable at the option of the holder for an amount based on the market value of the Corporation's assets, on a non-consolidated basis, and during 1999, the Corporation's Series II preference shares became retractable for an amount based on the market value of Hollinger International Inc. ("International") common shares.

   This consolidated balance sheet includes the accounts of the Corporation and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments (together, the "Company"). Investments in other companies and subsidiaries are not consolidated but rather are carried as investments and are accounted for at their market value.

   This consolidated balance sheet has been prepared in accordance with the Corporation's traditional accounting policies with the exception that it has been prepared as though the Corporation had always accounted for its assets and liabilities at their market values.

   This consolidated balance sheet has not been audited or reviewed by the Corporation's auditors. This alternative financial information is presented in lieu of statutory financial statements as a result of the Corporation's inability to file its statutory financial statements as at and for the year ended December 31, 2003 and the first three quarters of 2004. This inability results from a series of difficulties the Corporation has experienced including the Corporation's loss of control of International on or about November 17, 2003 and International's and International's auditors' continued insufficient co-operation with the Corporation.

   As a result of the inability by the Corporation to file its statutory financial statements on a timely basis, the Ontario Securities Commission and certain other provincial securities regulatory authorities issued cease trade orders that prohibit certain current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, until two full business days after the Corporation's required filings are brought up to date in compliance with applicable Canadian securities law. The Corporation has been granted an extension of the time for calling its 2004 annual meeting of shareholders to June 30, 2005.

   The Company has experienced significant operating cash flow deficiencies and is restricted from making certain payments under the terms of the senior secured notes (note 9) and escrow agreement (notes 13 d) and e)). Because of International special dividends received in 2005 (note 13), despite the funds being held in escrow, the Company has sufficient funds available for general corporate purposes. This consolidated balance sheet has been prepared on the basis that the Company will continue to operate as a going concern.

    Accrual method of accounting

   This consolidated balance sheet has been prepared using the accrual method of accounting.

    Foreign currency translation

   Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Foreign exchange gains and losses are included in shareholders' equity on the balance sheet.

    Cash and cash equivalents

   Cash and cash equivalents include certain highly liquid investments with original maturities of three months or less.

    Investments

   Investments are carried at market value determined on the following bases:

    (i) Liquid investments such as cash, short-term government bonds and deposit certificates are valued at cost plus accrued interest.

    (ii) Investments having quoted market values on a recognized stock exchange are valued at the closing market price. Investments that are not listed on a recognized exchange but that are convertible or exchangeable into such an investment are valued based on the quoted market value of the investment into which they are exchangeable or convertible.

    (iii) Other investments are valued at management's estimate of market value.

    (iv) If an investment is denominated or quoted in a foreign currency its market value is converted to Canadian dollars at the mid-day Toronto exchange rate at the balance sheet date.

   The difference between cost and market value has been recorded as an unrealized gain or loss on investments and included in shareholders' equity on the consolidated balance sheet.

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

    Property and equipment

   Property and equipment are stated at either cost or market value where determinable. Cost represents the cost of acquisition, including the direct costs of financing until the asset is ready for use.

   Property and equipment are amortized over their estimated useful lives as follows:

    Buildings                        straight line over 25 to 40 years
    Machinery and equipment          straight line over 4 to 20 years or 7% to 12% on the
                                     diminishing balance basis
    Leasehold interests              straight line over the term of the lease ranging from 5 to
                                     40 years

    Liabilities

   Liabilities for which there is a public market, other than the senior secured notes (note 9), or which are associated with a recognized stock exchange are recorded at the greater of principal amount plus accrued interest or equivalent market value; or, the present value of all payments that management expects will be made in respect of the liability. For liabilities that are exchangeable or convertible, if management expects that investments will be delivered in satisfaction of those rights, payments will include those investments at their market values.

   Liabilities include shares that are redeemable at the option of the holder other than Common Shares.

   With respect to the Corporation's Series II preference shares (as more fully described in note 8), the liability is marked to market for fluctuations in the market price of the shares of Class A Common Stock of International and foreign exchange rates. The resulting gains or losses have been recorded as an unrealized gain or loss on liabilities and included in shareholders' equity on the balance sheet.

    Derivative financial instruments

   Derivative financial instruments include options, forward contracts and swaps related to investments or to liabilities. These are valued based on management's estimates of their asset value or liability value. Management is guided by public market information in assessing these values where such information is available. Any gain or loss is included in unrealized gain on investments, until sold or cancelled.

    Deferred financing costs

   Deferred financing costs consist of certain costs incurred in connection with debt financings. They are stated at cost and are amortized on a straight-line basis over the term of the related debt being up to eight years.

    Income taxes

   Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

    Stock-based compensation and other stock-based payments

   Effective January 1, 2004, the Company adopted Section 3870 of the CICA Handbook, "Stock based Compensation and Other Stock-based Payments". This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of this new accounting principle did not have an impact on the consolidated balance sheet.

    Use of estimates

   The preparation of this consolidated balance sheet requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, and related disclosure of contingent assets and liabilities. On an on-going basis, the Corporation evaluates its estimates, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, and contingencies and litigation. The Corporation relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Certain of the Company's investments and liabilities are valued at management's estimate of market value. These fair value estimates are made at a specific point in time, based on assumptions concerning amount and timing of estimated future cash flows and assumed discount rates. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore may not accurately represent future realizable values.

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

2.  CHANGE IN ACCOUNTING PRESENTATION

   As described in note 1 above, the Corporation is an open-end investment corporation. Following accepted accounting practices for such corporations, the Corporation has retroactively adopted "investment company" accounting practices. The most significant results of this change in the basis of presentation are:

    (a) investments are carried at market value rather than on the basis of cost, equity or consolidation;

    (b) dividends from investees are recorded as investment income and unrealized gains and losses on investments are recorded in shareholders' equity as they occur, and realized gains and losses are credited directly to retained earnings, rather than recording such investments on an equity or consolidated basis;

    (c) liabilities, other than the senior secured notes, are recorded at their fair values, where determinable;

    (d) financial instruments other than the Common Shares are recorded entirely as liabilities rather than partly as liabilities and partly as equity; and

    (e) net unrealized gains and losses on assets and liabilities are included in shareholders' equity and realized gains and losses on assets and liabilities are credited directly to retained earnings.

3.  RESTRICTED CASH

   Restricted cash is comprised as follows:

    Cash security under senior secured notes payable (note 9)...    $13,243
    Cash security for directors' indemnities (note 12)..........        500
                                                                    -------
                                                                    $13,743
                                                                    =======

   On February 7, 2005, an additional $1,500,000 of cash was placed in trust, which is intended to be used as additional security for directors' indemnities.

4.  RELATED PARTIES

    AMOUNTS DUE FROM AND TO RELATED PARTIES ARE COMPRISED AS FOLLOWS:

    CURRENT AMOUNTS DUE FROM:
    The Ravelston Corporation Limited ("RCL"), a parent company
      (a).......................................................    $14,374
    Ravelston Management Inc. ("RMI"), a company subject to
      common control (b)........................................     57,393
    International and its subsidiaries..........................         79
    Former director.............................................        281
                                                                    -------
                                                                    $72,127
                                                                    =======
    AMOUNTS DUE TO:
    Former directors, under share unit plan.....................    $   556
    Lord Black (c)..............................................     19,868
    International and its subsidiaries (d) and (e)..............     33,030
    Companies controlled by former directors....................        467
                                                                    -------
                                                                     53,921
    LESS CURRENT PORTION:.......................................     28,183
                                                                    -------
                                                                    $25,738
                                                                    =======

    (a) This balance relates primarily to three loans made to RCL. The loans, in the principal amounts of $4,728,000, $4,803,000 and $5,175,000, were made to assist RMI in meeting its obligations to the Corporation under the Support Agreement and thereby assisting the Corporation in meeting its obligations under the Indentures (note 9). Each of the loans is supported by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly and a general security agreement of RCL. The principal amounts of these loans and interest thereon remain outstanding.

    (b) This balance is due in connection with RMI's obligations under the Support Agreement (note 9). Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI. RCL has unconditionally guaranteed RMI's obligations under the Contribution Agreement (note 9), with such guarantee supported by a pledge of RCL's shares of RMI.

      The Company has been informed by RMI that it may dispute all but approximately $4,100,000 of this receivable.

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

    (c) The Corporation had a joint obligation, pursuant to a judgment, to repay non-compete amounts of US$16,549,950 received by the Company in prior years plus interest. This amount is included as part of the receivable from RMI under the Support Agreement. Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Order"), the Corporation and Lord Black, the Corporation's controlling shareholder and former Chairman and Chief Executive Officer, were ordered to jointly pay to International the non-compete amounts plus interest. On July 16, 2004, the Company repaid to International US$5,964,000 and the balance was paid by Lord Black. The terms of the Company's obligation to make restitution to Lord Black, if any, have not been resolved. Until such determination is made, the balance sheet shows a payable to Lord Black. The Corporation is currently appealing the Order.

    (d)  (i)    This balance relates to an amended promissory note of the
                Company dated March 10, 2003 in the principal amount of US$20,349,000. The principal amount bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind where certain conditions restrict payment of interest under the Corporation's senior secured notes) for an aggregate of $31,171,000 at September 30, 2004. Interest is payable quarterly and the principal is payable on demand after March 2, 2011. The reimbursement obligations under this note are to be secured by a cash collateral account that RCL was required to fund. The loan is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). All amounts owing under the note are subordinated to the Corporation's senior secured notes for so long as the notes are outstanding
                (note 9).

         (ii) The remaining amount due to International of $1,859,000 is the result of prior shared business services.

    (e) The Company had an informal agreement with International whereby the Company would pay the costs of computer equipment and related products and services at the Company's offices in Toronto in 2002 and International would pay the costs in 2003. The Company and International were to reconcile the spending and share the combined costs equally. Based upon International's evaluation of the combined costs under this arrangement, the Company owed approximately $200,000 to International. This amount has not been agreed to by the Company but has been recorded. The Company has not yet paid its share of the costs incurred and continues to retain possession of the computer and related equipment it had acquired.

    (f) Included in accounts payable and accrued expenses on the consolidated balance sheet is approximately $6,500,000 with respect to legal fees incurred by Lord Black and F. David Radler, the Corporation's former President, the reimbursement of which is being sought from the Company under its indemnity of its directors and officers. The Company has not, at this time, agreed to reimburse these amounts.

    RELATED PARTY CONTRACTUAL OBLIGATIONS:

    (g) The Company entered into a consulting agreement with Peter G. White Management Ltd. ("PGWML"), a company controlled by Peter G. White, a director and executive officer of the Corporation, effective December 23, 2003, which provides that Mr. White renders various services to the Company. The agreement terminated on January 22, 2005 and was extended for a further six-month term to July 22, 2005. The agreement may be terminated on 30 days' notice. For its services under the agreement, PGWML receives $75,000 per month.

    (h) At 10 Toronto Street, RCL and RMI make use of the Company premises and currently pay no rent. The Company is in discussion with RCL and RMI with respect to a potential lease and related financial arrangements.

    (i) Certain employees of the Company provide services to RCL, RMI and Argus Corporation Limited, a parent company. As well, certain employees of RMI provide services to the Company. No re-allocation of these costs has been made to date. This is currently under review.

      All such employees were formerly employees of RMI. Employment contracts of these employees were transferred to the Company effective January 1, 2004. The employees retained all seniority, pension benefits and other entitlements earned while at RMI upon transfer. As a result, the Company has fully provided for the actuary's estimate of the pension obligation with respect to these employees in this consolidated balance sheet. No agreement with RCL and RMI as to the Company's and their legal obligations with respect to the RCL pension plan has been made to date.

5.  INVESTMENTS

    (I)   INVESTMENTS HAVING QUOTED MARKET VALUES

                                                                         NUMBER OF
                                                                       SHARES/ UNITS    AMOUNT
                                                                       -------------   --------
         International Class A Shares (a) (note 8)...................      792,560     $ 17,352
                   Class B Shares (a) (note 9).......................   14,990,000      328,186
                                                                        ----------     --------
                                                                        15,782,560      345,538
                                                                        ==========     ========
         Hollinger Canadian Newspapers, Limited Partnership Units....      150,000          150

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

    (II)  INVESTMENTS AT ESTIMATED MARKET VALUES

                                                                                        PERCENTAGE
                                                                                           HELD
                                                                                        ----------
         Cayman Free Press...........................................  Common shares      39.993%        3,670
         Real estate division of Domgroup Ltd. ("DRE") (b)...........             --         100%       17,998
         Other.......................................................             --          --           107
                                                                                                      --------
                                                                                                      $367,463
                                                                                                      ========

    (a)  International Class A and Class B Common Shares

      International's shares of Class A Common Stock ("International Class A Shares") and Class B Common Stock ("International Class B Shares") have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights. Each International Class A Share is entitled to one vote per share and each International Class B Share is entitled to ten votes per share on all matters, where the two classes vote together as a single class, including the election of International directors. International Class B Shares are convertible at any time at the option of the Company into International Class A Shares on a share-for-share basis and are transferable by the Company under certain conditions. Where the Company does not meet these conditions, and there is a change of control of International, the International Class B Shares are automatically converted on a share-for-share basis into International Class A Shares. The market value of the International Class B Shares, which do not trade, is stated at the closing market price of the International Class A Shares with no control premium taken into account.

    (b) DRE includes the Vancouver division of Domgroup Ltd. and all of the cash of Domgroup Ltd.
6.  PROPERTY AND EQUIPMENT

    Carried at cost
      Machinery, equipment and other............................  $4,008
    Accumulated depreciation and amortization
      Machinery, equipment and other............................   3,113
                                                                  ------
                                                                     895
    Carried at market value
      Land and buildings........................................   7,600
                                                                  ------
    Net book value..............................................  $8,495
                                                                  ======

7.  INCOME TAXES

    (A)  CURRENT INCOME TAX LIABILITY

      Current income tax includes the estimated tax liability arising on the 2004 retraction of Series II preference shares.

      A substantial portion of the current income tax liability, once paid, could be refundable to the Company upon payment of dividends or upon retraction or redemption of Common Shares or Series II preference shares including on a going private transaction.

    (B)  FUTURE INCOME TAXES

      The Company has operating losses carried forward for tax purposes of approximately $56,600,000, the tax benefit of which has been reflected in the consolidated balance sheet as a reduction of future income taxes. These losses expire as follows:

          2007..............................................         $ 3,000
          2008..............................................             300
          2009..............................................          11,700
          2010..............................................          38,000
          2011..............................................           3,600
                                                                     -------
                                                                     $56,600
                                                                     =======

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

         Future tax assets:
           Net operating loss carry forwards.........................    $23,434
           Compensation and accrued pension..........................        245
           Investments...............................................      1,860
           Other.....................................................      4,304
                                                                         -------
         Gross future tax assets.....................................     29,843
         Less valuation allowance....................................         --
                                                                         -------
         Net future tax assets.......................................     29,843
                                                                         -------
           Future tax liabilities:
           Property and equipment, principally due to differences in
             depreciation............................................        306
           Investments...............................................     67,669
           Other.....................................................      1,015
                                                                         -------
         Gross future tax liabilities................................     68,990
                                                                         -------
         Net future income tax liabilities...........................    $39,147
                                                                         =======

      Due to the Corporation's mutual fund corporation status for tax purposes, it is possible that some or a large portion of the income taxes disclosed above could be refundable.

8.  RETRACTABLE PREFERENCE SHARES

   The 1,722,951 outstanding Series II preference shares are exchangeable at the holder's option for 0.46 of an International Class A Share held by the Company for each Series II preference share for an aggregate of 792,560 International Class A Shares. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares.

   At September 30, 2004, a licensed trust company was holding 792,560 International Class A Shares held by the Company in support of exchange requests made by holders of Series II preference shares from time to time. The Company intends to honour any future retractions of its Series II preference shares with these International Class A Shares.

9.  LONG-TERM DEBT

   At September 30, 2004, the Company had US$78,000,000 ($98,654,000) aggregate principal amount of 11.875% senior secured notes due March 1, 2011 (the "Senior Notes") and US$15,000,000 ($18,972,000) aggregate principal amount of 11.875% senior secured notes due March 1, 2011 (the "Second Priority Notes" and, together with the Senior Notes, the "Notes"). The Notes are carried at cost on this consolidated balance sheet as they are not subject to redemption until March 1, 2007, at which time a premium is to be paid on the redemption of any of the Notes.

   The Senior Notes are secured by a first priority lien on 14,990,000 International Class B Shares held by the Company plus $13,243,000 of cash collateral. The cash collateral amount may be used to satisfy future interest payment obligations on the outstanding Senior Notes. The Senior Notes are fully and unconditionally guaranteed by RMI. The Second Priority Notes are guaranteed by RMI and are secured by a second priority lien on the collateral securing the Senior Notes.

   Under the terms of the Indentures governing the Senior Notes and the Second Priority Notes (collectively, the "Indentures"), the Company is subject to certain financial covenants and other restrictions. As part of the terms of the Notes, the Corporation was required to cause an exchange offer registration statement to be declared effective with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended, within a certain period of time. The registration of the securities is not being sought by the Corporation at this time. As a result of this registration default, the annual interest rate of the Notes has increased up to a maximum additional interest rate of one percent per annum over the 11 7/8% interest rate until such time as the registration default is cured, whereupon the interest rate will revert to the original level. As at September 30, 2004, the Corporation was in compliance with all other covenants and other restrictions in respect of the Senior Notes.

   On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into a support agreement (the "Support Agreement") with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation (without receiving any shares of the Corporation) or subordinated debt. The Corporation, RMI and RCL also entered into a contribution agreement (the "Contribution Agreement") in this regard. The amount of the annual support payments is equal to the greater of: (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14,000,000 per year (less any future payments of services

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

   agreement fees directly to the Company, and any excess in the net dividend amount received by the Company on the shares of International that is over US$4,650,000 per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation. The timing of payment of the annual support amount on a quarterly basis is specifically defined in the Indentures to be within 45 days after the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.

   As a result of the Corporation's inability to file its statutory financial statements as at and for the year ended December 31, 2003 and file its 2003 Form 20-F with the SEC, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such filings under the Indentures. This non-compliance led to the occurrence of an event of default under the Indentures, however on September 30, 2004, the Corporation sought and obtained a waiver with respect of this event of default. At such time, the Corporation also sought and obtained a consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish to relevant parties periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.

10. CAPITAL STOCK

    AUTHORIZED
    Unlimited number of retractable common shares
      and an unlimited number of preference shares
    Issued and fully paid
    PREFERENCE SHARES
      1,722,951 Series II shares................................    $     --
    RETRACTABLE COMMON SHARES
      34,945,776 shares.........................................     286,602
                                                                    --------
                                                                    $286,602
                                                                    ========

    (a) The Common Shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for International Class A Shares of equivalent value or, at the Corporation's option, cash. The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by International of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

    (b) There is continued uncertainty regarding the Corporation's future ability to complete retractions of the Common Shares and cash retractions of Series II preference shares. Dividends on the Series II preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to the Corporation by RMI. Under applicable corporate law, the Corporation cannot redeem Common Shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after such payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Corporation and remain as shareholders until such time as the retraction is able to be completed under applicable law. At present, the Corporation's uncertain ability to make payments on future retractions of Common Shares or dividends on Common Shares is because of the fact that liquidity of its assets is limited under the terms of the Notes. Substantially all of the Company's International shares were provided as security for the Notes limiting the liquidity of the Company's assets. As of February 25, 2005, there are retraction notices from holders of 395,665 Common Shares which are unable to be completed at the present time.

    (c)  The Company has a stock option plan for its employees.

      Details of the Corporation's stock option plan are as follows:

      The Corporation has an Executive Share Option Plan, under which the Corporation may grant options to certain key executives of the Company, its subsidiaries or affiliated companies or its parent company, for up to 5,560,000 Common Shares.

      These options give the holder the right to purchase, subject to the executive's entitlement to exercise, one Common Share for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of Common Shares, in which events, all unexercised options become exercisable in full.

      At September 30, 2004, there were 913,000 options outstanding having an exercise price of $13.72 per share and a remaining contractual life to December 8, 2004. All of the outstanding options at September 30, 2004 expired unexercised on December 8, 2004.

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

11. CONTINGENCIES AND COMMITMENTS

   The Company has been named as defendant or co-defendant in a number of legal actions. All claims made against the Company are being defended vigorously. Except as otherwise stated, no provisions have been made for any potential liability under these actions. Legal fees expected to be incurred with respect to these actions total approximately $11,500,000. This amount has been accrued in accounts payable and accrued expenses in this consolidated balance sheet. The following actions have been taken against or by the
   Company:

    (a) The Company is named as a co-defendant in a complaint filed in the State of Illinois by International claiming damages and recovery for alleged breaches of fiduciary duty relating to management fees, sales and transfers of assets and non-competition and other payments made. International is seeking damages from all defendants of US$542,000,000 including pre-judgment interest of US$117,000,000. International is seeking to hold the Company jointly and severally liable for the full amount of the alleged damages under conspiracy and other theories. Repayment has been made of certain non-compete payments (see note 4).

    (b) The Company is named as a co-defendant in a number of class action suits in Canada and the United States that allege, among other things, securities fraud with respect to the use of management service fees to misappropriate funds from International, improper non-compete payments, inadequate Board oversight of executive pay, improper expenses and related party transactions.

    (c) International has named the Company as co-defendant in a suit seeking enforcement of a November 15, 2003 restructuring proposal to uphold a Shareholders' Rights Plan, a declaration that corporate by-laws were invalid and to prevent the closing of a certain transaction. The Company filed a counterclaim seeking to restrict the Shareholders' Rights Plan that International sought to adopt to prevent a certain transaction and claiming that the restructuring proposal was not negotiated in good faith and had been breached by International. A decision on International's claim was delivered on February 26, 2004 finding in favour of International which was confirmed on March 4, 2004 through a partial final judgment confirming the February 26, 2004 findings. Also on March 4, 2004, the Company filed a notice of appeal of the February 26, 2004 decision, which has not yet been decided. On May 19, 2004, the Court issued a decision on a summary judgment motion brought by International finding in favour of International and dismissing in large part the Company's counterclaims. The ruling also is on appeal.

    (d) International has named the Company as co-defendant in a suit seeking injunctive relief for the return of documents it claims ownership of and the assistance and co-operation of the defendants in recovering the documents and in having International and its auditors' access to the corporate headquarters of the Company. No examinations for discovery have been conducted to date. The parties negotiated and executed a Protocol dated March 25, 2004, providing for access and possession by International to the claimed records.

    (e) On September 3, 2004, Mr. Justice Colin Campbell of the Ontario Superior Court of Justice ordered (and on October 13, 2004 delivered his reasons for) the appointment of an Inspector of the affairs of the Company pursuant to section 229 of the Canada Business Corporations Act (the "Order") upon the application of Catalyst Fund General Partner I Inc. By further order (together with the Order, the "Orders") dated October 27, 2004, Ernst & Young Inc. was named as inspector and commenced its work (the "Inspection") soon thereafter. The Orders broadly require an investigation into the affairs of the Company and specifically into related party transactions, non-competition payments for the period January 1, 1997 to the present and the current status of the Company's audited financial statements for the year ended December 31, 2003. The Inspector has provided certain interim reports to the court, primarily outlining its need for more time to conduct its work. It is unclear as to whether ultimately the costs of the Inspection may be shared more broadly, but initial costs of the Inspection are being borne by the Company at a rate approaching $1,000,000 per month. The cost of the inspection is anticipated to total approximately $8,000,000. This amount has been accrued in addition to the legal fee accrual of $11,500,000 described above in accounts payable and accrued expenses in this consolidated balance sheet.

    (f) CanWest filed suit against the Company and others including International claiming damages under the agreement for the sale by International of certain Canadian newspapers in November 2000, including $22,500,000 for future losses relating to The National Post, $2,745,000 for capital and operating requirements and $752,000 for payment of newsprint rebates. International paid $26,500,000 of principal plus interest with respect to the future losses relating to The National Post in November 2004 in settlement of an August 2004 order.

      Exchange of documents and examinations for discovery in respect of the remaining two matters referred to above which have not yet been settled is expected to proceed in early 2005.

    (g) The Company was the guarantor under an aircraft lease that was prematurely terminated in January, 2004. The lessor has commenced an action against the Company for damages of approximately US$5,000,000.

    (h) On November 15, 2004, the SEC filed an action in the United Status District court for the Northern District of Illinois against Lord Black, F. David Radler and the Company seeking injunctive, monetary and other equitable relief.

      The SEC's allegations against the Company are as follows: (i) the Company made material misstatements and omissions in its responses to International's 1999 and 2000 proxy questionnaires and the Company's 2001 Form 40-F filing and 2002 Form 2-F, Form 40-F and proxy statement filings with the SEC concerning US$16,500,000 in payments it allegedly fraudulently received in connection with non-compete agreements associated with certain sales transactions; (ii) the Company allegedly knew or was reckless in not knowing that

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

      International's filings with the SEC were false and misleading because they failed to disclose the non-compete payments made to the Company; and
      (iii) the Company is liable for International's violations of certain federal securities laws during this period as a result of its alleged failure to properly disclose the non-compete payments it received.

      The SEC complaint seeks the following from the Company: (i) disgorgement of ill-gotten gains by the Company and unspecified civil penalties; (ii) a voting trust upon the shares of International held directly or indirectly by the Company; and (iii) an order enjoining the Company from further violations of the federal securities laws.

    (i) The affairs of the Company are presently under investigation by certain securities regulatory authorities. The appropriateness of certain transactions reported in previous financial statements as filed, of the financial statements themselves and the completeness of other regulatory filings are being questioned.

    (j) The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to any such litigation cannot be determined, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company's financial condition.

    (k) The Company has incurred legal expense in the defence of various actions brought against it and others in both the United States and Canada. The Company has in turn advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the policies of insurance, these insurers are required to indemnify the Company in respect of this legal expense incurred in connection with some of the actions brought against the Company. The claims made total approximately $3,700,000, however, the actual amount of recovery is not determinable at the present time. The Company has not recorded any recovery with respect to these claims in this consolidated balance sheet.

12. GUARANTEES

    NOTES

   In connection with the issuance of the Senior Notes, the Corporation has agreed to indemnify the initial purchaser of the Senior Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also indemnified the Senior Noteholders against any related tax liabilities arising from payments made with respect to the Senior Notes, except taxes on Senior Noteholder's income. These indemnifications generally extend for the term of the Senior Notes and do not provide for any limit on the maximum potential liability.

   The Corporation is unable to estimate the maximum potential liability for these types of indemnifications as the Indentures and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in this consolidated balance sheet with respect to these indemnifications and the Corporation is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

    PROPERTY LEASES

   DRE has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

   The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount with respect to these indemnifications has been considered in the determination of the market value of the Company's investment in DRE in this consolidated balance sheet.

    DISPOSITIONS

   In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years or in some cases extend indefinitely.

   The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

   Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in this consolidated balance sheet with respect to these indemnification guarantees. The Company continues to monitor the conditions that are

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

   subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

    DIRECTORS

   The Corporation has entered into customary indemnification agreements in favour of its current and former directors. With respect to one current and one former director, the Corporation has entered into a trust and contribution agreement with a third party trustee and deposited in trust the amount of $500,000 to defend such directors from any claims made for which they would be entitled to indemnity pursuant to their indemnification agreements (see note 3). In February 2005, the Corporation placed an additional $1,500,000 of cash in trust which is intended to be used as additional security for directors' indemnities.

13. SUBSEQUENT EVENTS

    (a) On October 28, 2004, the Corporation was advised that RCL intends to support a going private transaction involving the Corporation, structured as a consolidation of the outstanding Common Shares and Series II preference shares (the "Proposed Transaction"). The Board established a committee of independent directors to consider, evaluate and make a recommendation to it concerning the Proposed Transaction.

      On October 28, 2004, the Board approved the following transactions which would permit the Proposed Transaction to proceed and be considered by the shareholders of the Corporation and would provide the necessary financing to complete the Proposed Transaction:

       (i) The Corporation received consents from holders of a majority in aggregate principal amount of its outstanding Notes approving amendments to the Indentures. The amendments permit, among other things, the retirement of all outstanding Common Shares (other than those held directly or indirectly by RCL) for cash pursuant to (i) the Proposed Transaction, (ii) retraction requests, and/or (iii) payments in respect of the due exercise of dissent rights of such shares in connection with the Proposed Transaction and the retirement of all outstanding Series II preference shares for International Class A Shares owned by the Company pursuant to the Proposed Transaction and/or payments in respect of the due exercise of dissent rights of such shares in connection with the Proposed Transaction. The amendments to the Indentures also permit the Corporation to incur additional indebtedness in an aggregate amount outstanding not to exceed US$40,000,000 through the issuance of Second Priority Notes.

         The amendments will become effective if, and only if, all necessary corporate and regulatory approvals in connection with the consolidation of the outstanding Common Shares (the "Common Share Approvals") have been obtained on or prior to March 31, 2005.

       (ii) The Corporation received binding commitments for the issuance and sale of up to US$40,000,000 in aggregate principal amount of Second Priority Notes, such amount to be drawn down by the Corporation if, and only if, the Common Share Approvals have been obtained on or prior to March 31, 2005.

       (iii) The Corporation entered into a non-binding commitment with an arm's length lender with respect to bridge credit facilities with a term of 12 months providing up to $16,000,000 in borrowings, which credit facilities may only be drawn down if, among other things, the Common Share Approvals have been obtained. If proceeded with, the Company would be providing security to the lender in support of the credit facilities, including first priority mortgages on certain real estate assets owned by the Company.

         On November 16, 2004, RCL indicated that it intends to support the Proposed Transaction on the basis of $7.25 in cash for each Common Share (other than the shares owned by it and certain of its affiliates) and 0.46 of an International Class A Share for each Series II preference share.

    (b) On November 2, 2004, Lord Black resigned his positions as Chairman, Chief Executive Officer and a director of the Corporation. On November 18, 2004, Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the removal of three other related directors, F. David Radler, J.A. Boultbee and Barbara Amiel Black. The Board is now comprised of six directors. Gordon W. Walker was appointed as the initial Chairman of the Board and Donald M.J. Vale assumed the function of President.

    (c) On January 18, 2005, International filed its 2003 Form 10-K with the SEC, which included restated audited financial results for the fiscal years ended December 31, 1999 to 2002.

      The foregoing was a necessary but not sufficient condition to permit the Corporation to complete and file its 2003 annual consolidated financial statements as the completion and audit of such consolidated financial statements will require a level of co-operation from International, which is in negotiation, and International's auditors.

    (d) On January 18, 2005, International paid a special dividend on the International Class A Shares and the International Class B Shares, which resulted in approximately US$39,000,000 being received by the Company. As part of its settlement discussions with staff of the SEC relating to the action commenced by the SEC against the Company, Lord Black and F. David Radler in the U.S. District Court, Northern District of Illinois, the Company voluntarily agreed that it would enter into an arrangement whereby it would deposit such amount and, subject to any overriding rights of the holders of Notes, the amount of any subsequent distribution made by International, net of applicable

HOLLINGER INC.
NOTES TO CONSOLIDATED BALANCE SHEET
September 30, 2004
(Tabular amounts are in thousands of dollars except where noted)
(unaudited)

         withholding taxes, into an escrow account with a licensed trust company. The escrow will terminate upon the conclusion of the SEC action as to all parties. The escrow provides that the Company will have access to the escrowed funds for ordinary business and certain other enumerated purposes.

    (e) On March 1, 2005, International paid a second special dividend on the International Class A Shares and the International Class B Shares. The total amount of this second special dividend received by the Company was approximately US$47,300,000. The net proceeds received are subject to the same escrow agreement referred to in (d) above.

    (f) On February 25, 2005, certain of the directors of the Corporation filed a motion in the Ontario Superior Court of Justice for, inter alia, advice and direction as to whether in the circumstances the Proposed Transaction should be put to the Corporation's shareholders before Ernst & Young Inc. delivers its final Inspection report. The motion also seeks an order approving an increase of $10,000,000 as additional security for directors' indemnities, confirmation of the deposit of $1,500,000 as additional security for directors' indemnities (note 3) and the establishment of an indemnification fund in favour of two financial executives of the Corporation with a deposit of $500,000. The motion further seeks an order approving payments to the directors of the Corporation (other than Mr. White) in the event of the termination of their tenure as directors and a retention bonus in the event that the Corporation continues as a public company after March 31, 2005, in each case, in an amount equal to a multiple of fees paid to such directors since November 18, 2004. The motion is scheduled to be heard on March 7, 2005.

      Materials filed with the court indicate that certain of the directors of the Corporation have been advised that the Corporation and its subsidiaries have claims against RCL and related corporations and individuals for in excess of $200,000,000 and that the Corporation should commence legal proceedings forthwith to enforce those claims. The directors have further been informed that RCL intends to strenuously resist any such claims.


(ZEIFMAN LETTERHEAD)
                                      To GMP Securities Ltd.
                                      and to the
                                      Directors of Hollinger Inc.
                                      As specifically agreed, and except as noted in the
                                      exceptions described below, we have performed the following procedures on the consolidated balance sheet ("CBS") of
                                      Hollinger Inc. (the "Company") as at September 30, 2004
                                      released by the Company on March 4, 2005 by press release, in connection with the proposed going private transaction of the Company:
                                      1.   We agreed all amounts from the trial balance of the
                                      Company and its wholly owned subsidiaries which carry out
                                           head office functions, consolidated in the CBS, to the
                                           consolidation working papers.
                                      2.   We recalculated the additions and cross-additions of
                                      the consolidation working papers to verify mathematical
                                           accuracy.
                                      3.   We agreed all amounts from the consolidation working
                                      papers to the CBS.
                                      4.   We recalculated the additions of the CBS for
                                      mathematical accuracy.
                                      5.   We agreed dollar amounts in the notes to the CBS to
                                      schedules provided by the Company.
                                      6.   For all schedules provided by the Company, we
                                      recalculated the additions and cross-additions for
                                           mathematical accuracy.
                                      7.   We agreed the cash balance on the bank reconciliation
                                      to a confirmation obtained from the bank.
                                      8.   We agreed the cash balance on the bank reconciliation
                                      as at the CBS date to the opening balance on the subsequent month's bank statement.
                                      9.   We vouched all outstanding cheques on the bank
                                      reconciliation greater than $50,000 to a subsequent bank
                                           statement to determine whether they have cleared the
                                           bank.
                                      10. We confirmed cash equivalents with the counterparty.
                                      11. We confirmed cash security for secured notes payable as disclosed in the CBS with Wachovia Bank of Delaware
                                          ("Wachovia") and cash security for directors' liability
                                          as disclosed in the CBS with Aird & Berlis.
                                      12. We agreed accounts receivable greater than $50,000 to
                                      subsequent receipts.
                                      13. We obtained written confirmation of the amounts due from and due to the following related parties as at the CBS date:
                                          The Ravelston Corporation Limited ("RCL"), Ravelston
                                          Management Inc. ("RMI") and former directors, and we
                                          agreed the amounts to the CBS.
                                      14. We agreed amounts receivable from and payable to
                                      Hollinger International Inc. ("International") and its
                                          subsidiaries to the trial balance.
                                      15. We agreed amounts and dates of prepaid expenses greater than $50,000 to invoices and we recalculated the prepaid
                                          portion for mathematical accuracy.

(ZEIFMAN LOGO)

     16. We agreed the number of shares of International to confirmations obtained from Wachovia and Computershare Trust Company of Canada ("Computershare") of collateral held.

     17. We agreed the market value of International's Class A shares used by the Company to the market value at the CBS date shown on the Yahoo Finance website.

     18. We multiplied the number of shares of International by the market value and agreed the result to the value given for the investment in the CBS.

     19. We agreed the number of units of Hollinger Canadian Newspapers, Limited Partnership ("HCNLP") to a copy of the unit certificate.

     20. We agreed the market price of the units of HCNLP to the Yahoo Finance website at the CBS date.

     21. We multiplied the number of units of HCNLP by the market price and agreed the result to the value given for the investment in the CBS.

     22. We agreed the value given for the investment in Cayman Free Press in the CBS to a schedule provided by the Company.

     23.   For the investment in the real estate division of Domgroup Ltd.
           ("DRE"):

        (a) We agreed the investment amount to a schedule provided by the Company showing the investment amount as the total of the market value of the properties held by DRE, their cash and short-term investments, their vendor take back mortgage receivable, net of pension liabilities.

        (b) we agreed the market value of the DRE properties to a copy of a valuation.

        (c) We confirmed cash and short-term investments with the counterparty.

        (d) We compared the amount of the vendor take back mortgage resulting from the sale of one of the DRE properties to a copy of the mortgage document.

        (e) We obtained written confirmation of the vendor take back mortgage from the debtor.

        (f) We agreed the DRE pension liability to a schedule provided by the Company that reflects the balance of the December 31, 2003 actuarial report (the last available report) and subsequent changes to the pension liabilities.

        (g) We agreed the December 31, 2003 balance on the schedule to an actuarial report for that date.

        (h) We agreed the changes to the pension liabilities greater than $50,000 during 2004 on the schedule to payment support.

     24. We agreed other investments greater than $50,000 to the trial balance.

     25. We agreed property and equipment additions greater than $50,000 for the period from January 1, 2003 to the CBS date to invoices.

     26. We checked the mathematical accuracy of the calculations of amortization of property and equipment.

     27. We agreed additions to deferred financing cost to invoices or other supporting documents.

     28. We checked the mathematical accuracy of the calculation of amortization of the deferred financing costs.

     29. We agreed the amount of accounts payable to listings provided by the Company.

     30. We agreed amounts in accounts payable as at the CBS date greater than $50,000 to invoices.

(ZEIFMAN LOGO)

     31. For all payments made between the CBS date and February 28, 2005 and greater than $50,000, we determined whether or not such payment was in respect of services rendered or goods received prior to the CBS date. We compared the amounts that related to the period prior to the CBS date to those amounts listed on the accounts payable and accruals listing.

     32. We reviewed a listing of unpaid invoices as at February 28, 2005 provided to us by the Company and determined whether or not any invoices greater than $50,000 were in respect of services rendered or goods received prior to the CBS date. We agreed such amounts to the listing of accounts payable and accrued expenses.

     33. We recalculated the amounts due to former directors under the DSUP program by multiplying the number of shares owed at the CBS date as per a schedule obtained from the Company by the market value of the Company's common shares as quoted by Yahoo Finance website as at the CBS date.

     34. We obtained written confirmation of the amount accrued in the CBS as owing to the former Chairman and Chief Executive Officer.

     35. We agreed the amount in the CBS owing to companies controlled by former directors to the trial balance.

     36. We agreed income taxes payable to a schedule prepared by the Company and checked the mathematical accuracy of the calculations.

     37. We obtained written confirmation from Wachovia and HSBC Bank USA, National Association of the amount of secured notes payable and agreed to the trial balance.

     38. We confirmed the number of Series II preference shares and common shares outstanding with Computershare as at the CBS date.

     39. We multiplied the number of Series II preference shares confirmed in the previous step by the market value of International's Class A shares at the CBS date and by the conversion factor stated in the articles of the Company and compared the result to the carrying value of the Series II preference shares on the CBS.

     40. We checked the mathematical accuracy of the calculation of accrued interest payable with reference to the agreement between the Company and the issuer of the secured notes payable and agreed the amount to the trial balance.

     41. We agreed future income taxes to a schedule prepared by the Company. We checked the numerical calculations of future income taxes payable for mathematical accuracy.

     42. We agreed other liabilities to a schedule obtained by the Company from its actuary.

     43. We communicated with insurance counsel to enquire if they are in agreement with the disclosure and presentation in note 11(j) to the CBS.

     44. We communicated with the Company's lead Canadian and U.S. legal counsel to enquire if they are in agreement with the disclosure and presentation in the notes to the CBS.

     45.   We obtained a summary of the status of legal actions.

     46. We agreed the U.S. dollar / Canadian dollar exchange rate used by the Company for the CBS to the noon buying rate for the CBS date listed on the website of the Federal Reserve Bank of New York www.ny.frb.org and checked that this rate was used in all relevant calculations.

(ZEIFMAN LOGO)

As a result of applying the above procedures, we found the following exceptions (with referencing consistent with the steps listed above):

Step 7 Bank confirmations were not returned for the bank accounts of the Company and the head office division of Domgroup Ltd.

Step 10 Confirmations of a guaranteed investment certificate in the amount of $700,000 and a money market investment in the amount of US$10,500,000 (Cdn.$13,280,400) included in cash and cash equivalents were not returned. However, we did agree the amounts to a copy of a document held by the Company.

Step 12 The withholding tax receivable of $166,255 has not been subsequently received.

Step 13 In response to the request for written confirmation of the amount receivable from RMI of $57,392,868, the respondent indicated that the amount owing was only $4,136,102. The difference is $53,256,766.

Step 13 Written confirmation was not received for the amount of $281,000 recorded as receivable from a former director.

Steps 17, 18 and 39In the calculation of the market value of the investment in
                   International, the Company used a stock price of US$17.31. The Yahoo Finance website indicated the closing price for International's Class A shares at the CBS date to be US$17.29. If this latter price was used, the investment in International would be $345,139,209 as compared to the balance of $345,538,444 in note 5 to the CBS, for a difference of $399,235. Similarly, the Company's Series II preference shares would be $17,331,947 as compared to the balance of $17,352,006 in note 8 to the CBS, for a difference of $20,059.

Step 20 We could not obtain a price for September 30, 2004. We did agree the price used by the Company to the closing price on October 20, 2004 as reported by Bloomberg.

Step 23(b)         No independent valuation was provided for the DRE properties other than the Dufferin/ Lawrence property.

Step 23(c)         Written confirmation of a $1,000,000 guaranteed investment certificate was not returned. However, we agreed the amount to a copy of a document held by the Company.

Step 23(c)         Bank confirmations were not returned for the bank accounts of
                   DRE. However, all bank balances were agreed to the opening balance as reported on the subsequent bank statement with the exception of one account with a general ledger balance of $15,848.

Step 25 The only addition to capital assets in excess of $50,000 that we identified was an acquisition of hardware and software from International in the amount of $138,614 for which no invoice was obtained. This was agreed to a schedule provided by the Company.

Step 31 The Company could not locate support for two items that were paid subsequent to the CBS date. Accordingly, we could not determine whether these items related to the period before the CBS date. The aggregate of these two items is $170,828.

Step 39 The conversion factor for the Series II preference shares is not in the articles. We agreed it to the Company's May 6, 1999 press release as it appears on the Company's website www.hollingerinc.com

(ZEIFMAN LOGO)

These procedures do not constitute an audit of the CBS and therefore we express no opinion on the CBS.

This letter is being furnished for the sole benefit of the addressees hereof for the purpose of the valuation report being prepared by the recipient GMP Securities Ltd. in connection with the proposed going private transaction of the Company (the "Valuation Report"), and may not be relied upon by any other person or entity or for any other purpose without our prior written consent. We acknowledge that this letter may be referred to or included in the Valuation Report.

Toronto, Ontario                                 (Signed) Zeifman & Company, LLP
March 4, 2005                                              Chartered Accountants

(GMP LOGO)

                    APPENDIX 2 -- THE CHICAGO GROUP FORECAST

                 HOLLINGER INTERNATIONAL INC. -- CHICAGO GROUP

                            STATEMENT OF OPERATIONS
        For the Years Ended December 31, 2003, 2002 and 2001 and for the
          pro-forma years ended 2009, 2008, 2007, 2006, 2005 and 2004
                 (In thousands US$, except percentage amounts)

                         1999       2000       2001       2002         2003        2004F      2005F      2006F      2007F
                       --------   --------   --------   --------   ------------   --------   --------   --------   --------
Operating revenues:
Advertising..........  $294,124   $305,027   $338,521   $341,262     $352,029     $366,110   $388,077   $393,898   $393,898
Circulation..........    80,551     80,261     92,716     89,427       86,532       89,041     92,069     94,094     94,565
Job printing and
 other...............    15,798     16,129     11,647     11,089       12,228       12,350     12,474     12,599     12,725
                       --------   --------   --------   --------     --------     --------   --------   --------   --------
Total operating
 revenues............   390,473    401,417    442,884    441,778      450,789      467,502    492,619    500,591    501,187
Operating costs:
Newsprint............    64,408     69,238     76,399     60,146       65,109       74,945     84,093     84,011     80,507
Compensation costs...   147,951    151,648    178,672    170,895      170,483      173,893    177,371    180,918    184,536
Other operating
 costs...............   112,925    123,197    144,963    136,141      154,985      147,176    152,027    154,487    154,671
Depreciation.........     8,929     11,141     17,955     18,847       19,344       19,731     20,125     20,528     20,939
Amortization.........    11,026     12,942     19,933     17,151       16,354       16,354     16,354     16,354     16,354
                       --------   --------   --------   --------     --------     --------   --------   --------   --------
Total operating
 costs...............   345,239    368,166    437,922    403,180      426,275      432,098    449,970    456,298    457,007
                       --------   --------   --------   --------     --------     --------   --------   --------   --------
Operating income.....    45,234     33,251      4,962     38,598       24,514       35,404     42,650     44,293     44,181
Operating revenue
 growth:
Advertising..........                 3.7%      -6.7%       0.8%         3.2%         4.0%       6.0%       1.5%       0.0%
Circulation..........                -0.4%      -3.5%      -3.5%        -3.2%         2.9%       3.4%       2.2%       0.5%
Job printing and
 other...............                 2.1%     -27.8%      -4.8%        10.3%         1.0%       1.0%       1.0%       1.0%
                                  --------   --------   --------     --------     --------   --------   --------   --------
Total operating
 revenues............                 2.8%      10.3%      -0.2%         2.0%         3.7%       5.4%       1.6%       0.1%
Newsprint tonnes:....                         127,000    132,000      138,000      137,724    137,586    137,449    137,174
 Growth..............                                       3.9%         4.5%        -0.2%      -0.1%      -0.1%      -0.2%
Cost per tonne:......                             602        456          472          544        611        611        587

                        2008F      2009F
                       --------   --------
Operating revenues:
Advertising..........  $411,623   $433,851
Circulation..........    97,213    100,615
Job printing and
 other...............    12,852     12,980
                       --------   --------
Total operating
 revenues............   521,688    547,446
Operating costs:
Newsprint............    83,921     89,480
Compensation costs...   188,227    191,992
Other operating
 costs...............   160,998    168,947
Depreciation.........    21,357     21,784
Amortization.........    16,354     16,354
                       --------   --------
Total operating
 costs...............   470,857    488,557
                       --------   --------
Operating income.....    50,831     58,890
Operating revenue
 growth:
Advertising..........      4.5%       5.4%
Circulation..........      2.8%       3.5%
Job printing and
 other...............      1.0%       1.0%
                       --------   --------
Total operating
 revenues............      4.1%       4.9%
Newsprint tonnes:....   136,899    136,626
 Growth..............     -0.2%      -0.2%
Cost per tonne:......       613        655

                                                                   SEASONALITY
                         2002       2003       2002       2003        INDEX
                       --------   --------   --------   --------   ------------
SEASONALITY
 ASSUMPTIONS:
Q1 revenue............  104,735    106,014        24%        24%          24%
Q2 revenue............  113,464    115,985        26%        26%          26%
Q3 revenue............  110,445    111,994        25%        25%          25%
Q4 revenue............  113,134    116,796        26%        26%          26%
                       --------   --------   --------   --------     --------
Total revenue.........  441,778    450,789       100%       100%         100%

                                                                                   2004F      2005F      2006F      2007F
                                                                                  --------   --------   --------   --------
WORKING CAPITAL ACCOUNTS:
 Days receivable
   assumption:............                  78                                     100,407    105,802    107,514    107,642
 Days payable
   assumption:............                  69                                      75,101     78,416     79,539     79,596
 Days inventory
   assumption:............                  49                                       9,959     11,174     11,163     10,698
                                      --------                                    --------   --------   --------   --------
Total working capital
 invested.................                                                          35,265     38,561     39,138     38,744
                                                                                  --------   --------   --------   --------
Change in working
 capital..................                                                                      3,296        577       (394)
                                                                                  --------   --------   --------   --------

                             2008F      2009F
                            --------   --------
WORKING CAPITAL ACCOUNTS:
 Days receivable
   assumption:............   112,045    117,577
 Days payable
   assumption:............    82,143     85,419
 Days inventory
   assumption:............    11,151     11,890
                            --------   --------
Total working capital
 invested.................    41,053     44,049
                            --------   --------
Change in working
 capital..................     2,309      2,995
                            --------   --------

(GMP LOGO)

                       APPENDIX 3 -- THE COMMUNITY GROUP

        HOLLINGER INTERNATIONAL INC. -- COMMUNITY GROUP (JERUSALEM POST)

                            STATEMENT OF OPERATIONS
        For the Years Ended December 31, 2003, 2002 and 2001 and for the
          pro-forma years ended 2009, 2008, 2007, 2006, 2005 and 2004
                 (In thousands US$, except percentage amounts)

                                                                                                 2004F         2004F
                                                               2001       2002       2003      FULL YEAR     TO DEC 15
                                                              -------    -------    -------    ---------    -----------
Operating revenues:
Advertising.................................................  $ 5,806    $ 3,937    $ 3,585     $ 3,689       $ 3,541
Circulation.................................................    7,751      6,082      5,717       5,774         5,543
Job printing and other......................................    5,558      3,212      1,095       1,117         1,072
                                                              -------    -------    -------     -------       -------
Total operating revenues....................................   19,115     13,231     10,397      10,580        10,156
Operating costs:
Newsprint...................................................    2,031      1,501        949         958           920
Compensation costs..........................................    9,817      7,161      6,735       6,004         5,764
Other operating costs.......................................    9,613      7,417      7,969       6,454         6,195
Depreciation................................................    1,268      2,370      1,345       1,399         1,343
Amortization................................................      873          0          0           0             0
                                                              -------    -------    -------     -------       -------
Total operating costs.......................................   23,602     18,449     16,998      14,815        14,221
                                                              -------    -------    -------     -------       -------
Operating income............................................   (4,487)    (5,218)    (6,601)     (4,235)       (4,066)

                                                                   2004F
                                                                -----------
ASSUMPTIONS:
(1) Assume advertising revenue growth of:...................       2.9%
(2) Assume circulation revenue growth of:...................       1.0%
(3) Assume job printing and other revenue growth of:........       2.0%
(4) Assume newsprint is a function of circulation and use
  2003 percentage of sales to forecast......................        17%
(5) Compensation costs are a function of total revenue
  (average last 3 years)....................................        57%
(6) Other operating costs are a function of total revenue
  (average last 3 years)....................................        61%
(7) Depreciation expense growth of :........................         4%
(8) Amortization expense growth of:.........................         0%

                                                                                     SEASONALITY    INCLUDE UP       REVENUE
                                             2002      2003     2002      2003          INDEX       TO DEC 15TH    TO DEC 15TH
                                            ------    ------    ----    ---------    -----------    -----------    -----------
SEASONALITY ASSUMPTIONS:
Q1 revenue................................   3,225     2,742    24%        26%            25%          100%            25%
Q2 revenue................................   3,877     2,589    29%        25%            27%          100%            27%
Q3 revenue................................   3,042     2,490    23%        24%            23%          100%            23%
Q4 revenue................................   3,087     2,576    23%        25%            24%           83%            20%
                                            ------    ------    ---        ---          -----          ----           ----
Total revenue.............................  13,231    10,397    100%      100%           100%                          96%
                                            ======    ======    ===        ===          =====          ====           ====

(GMP LOGO)

                   APPENDIX 4 -- THE CANADIAN NEWSPAPER GROUP

            HOLLINGER INTERNATIONAL INC. -- CANADIAN NEWSPAPER GROUP

                            STATEMENT OF OPERATIONS

        For the Years Ended December 31, 2003, 2002 and 2001 and for the
          pro-forma years ended 2009, 2008, 2007, 2006, 2005 and 2004
                 (In thousands US$, except percentage amounts)

                                       2001      2002      2003      2004F       2005F       2006F     2007F     2008F     2009F
                                     --------   -------   -------   -------   -----------   -------   -------   -------   -------
Operating revenues:
Advertising........................  $130,377   $49,355   $58,854   $59,384     $59,918     $60,637   $61,365   $62,101   $62,846
Circulation........................    41,761    10,864    11,688    12,050      12,472      12,759    12,848    13,234    13,710
Job printing and other.............    25,810     9,407    10,000    10,100      10,201      10,303    10,406    10,510    10,615
                                     --------   -------   -------   -------     -------     -------   -------   -------   -------
Total operating revenues...........   197,948    69,626    80,542    81,534      82,591      83,699    84,619    85,845    87,172
Operating costs:
Newsprint..........................    32,769     5,210     6,810     6,276       7,050       7,050     6,769     7,070     7,554
Compensation costs.................    77,005    33,713    43,511    36,947      37,426      37,928    38,345    38,900    39,501
Other operating costs..............   122,300    31,539    33,648    40,457      40,981      41,531    41,988    42,596    43,254
Depreciation.......................     6,661     1,301     1,556     1,587       1,619       1,651     1,684     1,718     1,752
Amortization.......................     5,167         0         0         0           0           0         0         0         0
                                     --------   -------   -------   -------     -------     -------   -------   -------   -------
Total operating costs..............   243,902    71,763    85,525    85,267      87,076      88,160    88,786    90,285    92,062
                                     --------   -------   -------   -------     -------     -------   -------   -------   -------
Operating income...................   (45,954)   (2,137)   (4,983)   (3,733)     (4,484)     (4,461)   (4,167)   (4,440)   (4,890)
Operating revenue growth:
Advertising........................              -62.1%     19.2%      0.9%        0.9%        1.2%      1.2%      1.2%      1.2%
Circulation........................              -74.0%      7.6%      3.1%        3.5%        2.3%      0.7%      3.0%      3.6%
Job printing and other.............              -63.6%      6.3%      1.0%        1.0%        1.0%      1.0%      1.0%      1.0%
                                     --------   -------   -------   -------     -------     -------   -------   -------   -------
Total operating revenues...........              -64.8%     15.7%      1.2%        1.3%        1.3%      1.1%      1.4%      1.5%
Newsprint tonnes:..................    13,200    10,900    11,534    11,534      11,534      11,534    11,534    11,534    11,534
Growth.............................              -17.4%      5.8%      0.0%        0.0%        0.0%      0.0%      0.0%      0.0%
Cost per tonne:....................       516       576       611       544         611         611       587       613       655

                                                                              SEASONALITY
                                       2002      2003      2002      2003        INDEX
                                     --------   -------   -------   -------   -----------
SEASONALITY ASSUMPTIONS:
Q1 revenue.........................    15,464    17,036       22%       21%         22%
Q2 revenue.........................    18,978    22,433       27%       28%         28%
Q3 revenue.........................    16,017    18,639       23%       23%         23%
Q4 revenue.........................    19,167    22,434       28%       28%         28%
                                     --------   -------   -------   -------     -------
Total revenue......................    69,626    80,542      100%      100%        100%
                                     ========   =======   =======   =======     =======

                                                                              2004F    2005F    2006F    2007F    2008F    2009F
                                                                              ------   -----    ------   ------   ------   ------
WORKING CAPITAL ACCOUNTS:
  Days receivable assumption:............................       78            17,511   17,738   17,976   18,174   18,437   18,722
  Days payable assumption:...............................       69            15,869   16,206   16,406   16,518   16,796   17,127
  Days inventory assumption:.............................       49               834      937      937      900      940    1,004
                                                            ------            ------   ------   ------   ------   ------   ------
Total working capital invested...........................                      2,476    2,469    2,507    2,555    2,581    2,599
                                                                              ------   ------   ------   ------   ------   ------
Change in working capital................................                                  (7)      38       48       25       19
                                                                              ======   ======   ======   ======   ======   ======

(GMP LOGO)

                                                              2004F    2005F    2006F    2007F    2008F    2009F
                                                              ------   -----    ------   ------   ------   ------
ASSUMPTIONS:
(1) Assume advertising revenue growth of:...................    0.9%     0.9%     1.2%     1.2%     1.2%     1.2%
(2) Assume circulation growth of:...........................    0.0%     0.0%     0.0%     0.0%     0.0%     0.0%
(3) Assume circulation price increase of:...................    3.1%     3.5%     2.3%     0.7%     3.0%     3.6%
(4) Assume circulation revenue growth of:...................    3.1%     3.5%     2.3%     0.7%     3.0%     3.6%
(5) Assume job printing and other revenue growth of:........    1.0%     1.0%     1.0%     1.0%     1.0%     1.0%
(6) Compensation costs are a function of total revenue
    (average last 3 years)..................................   45.3%    45.3%    45.3%    45.3%    45.3%    45.3%
(7) Other operating costs are a function of total revenue
    (average last 3 years)..................................   49.6%    49.6%    49.6%    49.6%    49.6%    49.6%
(8) Depreciation expense growth of :........................    2.0%     2.0%     2.0%     2.0%     2.0%     2.0%
(9) Amortization expense growth of:.........................    0.0%     0.0%     0.0%     0.0%     0.0%     0.0%

(GMP LOGO)

                  APPENDIX 5 -- INVESTMENT AND CORPORATE GROUP

         HOLLINGER INTERNATIONAL INC. -- INVESTMENT AND CORPORATE GROUP

                            STATEMENT OF OPERATIONS
        For the Years Ended December 31, 2003, 2002 and 2001 and for the
          pro-forma years ended 2009, 2008, 2007, 2006, 2005 and 2004
                               (In thousands US$)

                                   2001       2002       2003      2004F      2005F      2006F      2007F      2008F      2009F
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Operating costs:
Compensation costs.............  $  2,773   $  3,171   $ 10,686   $  4,066   $  4,147   $  4,230   $  4,315   $  4,401   $  4,489
Other operating costs..........    13,544     14,324     31,089     14,983     15,282     15,588     15,900     16,218     16,542
Depreciation...................     1,356      1,720      1,821      1,857      1,895      1,932      1,971      2,011      2,051
Amortization...................       681          0          0          0          0          0          0          0          0
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Total operating costs..........    18,354     19,215     43,596     20,906     21,324     21,751     22,186     22,629     23,082
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Operating income...............   (18,354)   (19,215)   (43,596)   (20,906)   (21,324)   (21,751)   (22,186)   (22,629)   (23,082)

                                                                   2004F      2005F      2006F      2007F      2008F      2009F
                                                                  --------   --------   --------   --------   --------   --------
WORKING CAPITAL ACCOUNTS:
  Days payable assumption:................        69                 3,612      3,685      3,758      3,834      3,910      3,988
                                            --------              --------   --------   --------   --------   --------   --------
Total working capital invested............                          (3,612)    (3,685)    (3,758)    (3,834)    (3,910)    (3,988)
                                                                  --------   --------   --------   --------   --------   --------
Change in working capital.................                                        (72)       (74)       (75)       (77)       (78)
                                                                  ========   ========   ========   ========   ========   ========

                                                               2004F      2005F      2006F      2007F      2008F      2009F
                                                              --------   --------   --------   --------   --------   --------
ASSUMPTIONS:
(1) Compensation costs growth of:...........................      2.0%       2.0%       2.0%       2.0%       2.0%       2.0%
(2) Other operating costs growth of:........................      2.0%       2.0%       2.0%       2.0%       2.0%       2.0%
(3) Depreciation expense growth of :........................      2.0%       2.0%       2.0%       2.0%       2.0%       2.0%
(4) Amortization expense growth of:.........................      0.0%       0.0%       0.0%       0.0%       0.0%       0.0%

(GMP LOGO)

                 APPENDIX 6 -- CONSOLIDATED FINANCIAL FORECAST

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
        For the Years Ended December 31, 2003, 2002 and 2001 and for the
          pro-forma years ended 2009, 2008, 2007, 2006, 2005 and 2004
                               (In thousands US$)

                                   2001         2002         2003       2004F      2005F      2006F      2007F      2008F
                                ----------   ----------   ----------   --------   --------   --------   --------   --------
Operating revenues:
  Advertising.................  $  804,462   $  710,849   $  733,826   $619,568   $447,995   $454,535   $455,263   $473,725
  Circulation.................     278,321      247,175      277,264    208,950    104,541    106,853    107,413    110,446
  Job printing and other......      25,092       16,669       16,427     39,045     22,675     22,902     23,131     23,362
  Other.......................      38,446       31,469       33,686          0          0          0          0          0
                                ----------   ----------   ----------   --------   --------   --------   --------   --------
Total operating revenues......   1,146,321    1,006,162    1,061,203    867,562    575,211    584,290    585,806    607,533
Operating costs and expenses
  Newsprint...................     127,025       86,935       72,868    126,651     91,142     91,061     87,276     90,991
  Newsprint incurred through
    joint ventures............      77,399       60,589       75,402          0          0          0          0          0
  Compensation................     361,676      309,032      338,903    281,764    218,943    223,076    227,196    231,529
  Other operating costs.......     494,003      388,670      459,493    370,272    208,291    211,607    212,560    219,813
  Other operating costs
    incurred through joint
    ventures..................      48,473       46,677       49,667          0          0          0          0          0
  Depreciation................      37,968       37,001       38,499     32,995     23,671     24,145     24,628     25,120
  Amortization................      35,760       17,151       16,354     16,354     16,354     16,354     16,354     16,354
                                ----------   ----------   ----------   --------   --------   --------   --------   --------
Total operating costs and
  expenses....................   1,182,304      946,055    1,051,186    828,037    558,402    566,243    568,014    583,807
                                ----------   ----------   ----------   --------   --------   --------   --------   --------
Operating income (loss).......     (35,983)      60,107       10,017     39,526     16,809     18,047     17,793     23,725

                                 2009F
                                --------
Operating revenues:
  Advertising.................  $496,697
  Circulation.................   114,325
  Job printing and other......    23,595
  Other.......................         0
                                --------
Total operating revenues......   634,618
Operating costs and expenses
  Newsprint...................    97,033
  Newsprint incurred through
    joint ventures............         0
  Compensation................   235,983
  Other operating costs.......   228,745
  Other operating costs
    incurred through joint
    ventures..................         0
  Depreciation................    23,835
  Amortization................    16,354
                                --------
Total operating costs and
  expenses....................   601,950
                                --------
Operating income (loss).......    32,668

                                                2002         2003      AVERAGE
                                             ----------   ----------   --------
WORKING CAPITAL RATIOS:
Days receivables..........................           75           82         78
Days payable..............................           66           72         69
Days inventory............................           43           54         49

RATIO NOTES:

Days receivable = (Accounts receivable / Total operating revenues) * 365 Days payable = (Labor and benefits + Other accounts payable / (newsprint + compensation + other operating costs)) * 365
Days inventory = (Inventory / newsprint) * 365

(GMP LOGO)

            APPENDIX 7 -- INTERNATIONAL CASH BALANCE RECONCILIATION

           HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES CONSOLIDATED

                          CASH BALANCE RECONCILIATION
                                At March 1, 2005
                               (in thousands US$)

CASH:
Balance at September 30th, 2004.............................    $ 747,661
  Special Dividend..........................................     (227,000)
  Special Dividend..........................................     (273,000)
  Sale of Trump JV..........................................       70,700
  Sale of Community Group...................................       13,200
  CanWest Debentures........................................      121,922
  Interest on CanWest Debentures............................        1,053
  Interest on Horizon Notes.................................          225
  Regular dividend..........................................       (4,534)
  Dividend paid by HCN L.P. ................................         (740)
  Repayment of 9% Senior Notes..............................       (6,000)
  Estimated EBITDA from Chicago.............................       30,871
  Estimated EBITDA from Canadian............................       (1,008)
  Estimated EBITDA from Corporate...........................       (8,780)
  Estimated EBITDA from Community...........................         (114)
                                                                ---------
Estimated balance at March 1, 2005..........................      464,455
                                                                =========

(GMP LOGO)

              APPENDIX 8 -- INTERNATIONAL ESTIMATED COST OF EQUITY

            HOLLINGER INTERNATIONAL INC. CAPITAL ASSET PRICING MODEL

                        THE CAPITAL ASSET PRICING MODEL
C(e) = R(f) + BETA ( R(m) - R(f) )

WHERE C(e) = the estimated cost of equity
Where R(f) = the risk free rate (10 year US Government Bonds)
Where R(m) = the expected return on the market
Where BETA = the observed BETA of Hollinger International Inc. versus the S&P 500 index

FOR HOLLINGER INTERNATIONAL INC.:

Where R(f) = 4.3%
Where R(m) = 9.5%
Where BETA = 0.84
---------------

*  Source: Bloomberg
So, C(e) = 8.7%

COMPARABLE COMPANIES                                          BETA    UNLEVERED    ADJUSTED(1)
--------------------                                          ----    ---------    -----------
Belo Corp...................................................  1.06      0.83          0.97
Dow Jones & Co..............................................  1.08      0.99          1.14
The EW Scripps Company......................................  0.77      0.74          0.86
Gannett.....................................................  0.70      0.62          0.71
Journal Register Company....................................  0.84      0.50          0.58
Knight-Ridder Inc...........................................  0.86      0.72          0.84
Lee Enterprises Inc.........................................  0.83      0.78          0.91
New York Times Company......................................  0.75      0.66          0.77
The McClatchy Company.......................................  0.75      0.72          0.83
Tribune Company.............................................  0.72      0.66          0.76
Washington Post Company.....................................  0.82      0.79          0.92
                                                              ----      ----          ----
Average:....................................................  0.83      0.73          0.85

---------------

* Source: Bloomberg

(1) The adjusted beta has been re-levered using the industry average capital structure.

(2) The adjusted industry SS of 0.85 closely approximates Hollinger International's actual SS of 0.84.

(GMP LOGO)

     APPENDIX 9 - INTERNATIONAL ESTIMATED WEIGHTED AVERAGE COST OF CAPITAL

         HOLLINGER INTERNATIONAL INC. WEIGHTED AVERAGE COST OF CAPITAL
                                At March 1, 2005
                   (In thousands, except percentage amounts)

WACC CALCULATIONS

                                                              INDUSTRY     REQUIRED
                                                               CAPITAL     RATE OF     AFTER-TAX
                                                              STRUCTURE     RETURN      RETURN
                                                              ---------    --------    ---------
Debt(1).....................................................      20         5.9%        3.7%
Equity......................................................      80         8.7%        8.7%
                                                                 ---         ----        ----
                                                                 100                     7.7%
                                                                 ===                     ====

Estimated tax rate(2).......................................   37.0%
Weighted average cost of capital(3):........................    7.7%

COMPARABLE COMPANIES

                                                                    DEBT /
                                                                EQUITY RATIO %
                                                                --------------
Belo Corp...................................................         42.7%
Dow Jones & Co..............................................         14.8%
The EW Scripps Company......................................          6.4%
Gannett.....................................................         22.4%
Journal Register Company....................................        106.0%
Knight-Ridder Inc...........................................         29.8%
Lee Enterprises Inc.........................................          9.5%
New York Times Company......................................         19.5%
The McClatchy Company.......................................          7.8%
Tribune Company.............................................         15.7%
Washington Post Company.....................................          5.7%
                                                                    ------
Average:....................................................         25.5%

---------------

* Source: Bloomberg

(GMP LOGO)

           APPENDIX 10 -- INTERNATIONAL DISCOUNTED CASH FLOW ANALYSIS

        HOLLINGER INTERNATIONAL INC. DISCOUNTED FREE CASH FLOW ANALYSIS
                                At March 1, 2005
                    (In thousands, except per share amounts)

                                    1-MAR-05     2005F      2006F      2007F      2008F      2009F
                                   ----------   --------   --------   --------   --------   --------
CASH FLOW AVAILABLE TO ALL
  HOLDERS OF CAPITAL:
  Chicago operating income.......               $ 42,650   $ 44,293   $ 44,181   $ 50,831   $ 58,890
  Corporate operating income.....                (21,324)   (21,751)   (22,186)   (22,629)   (23,082)
  Less: estimated adjusted
     taxes.......................                (13,942)   (14,392)   (14,189)   (16,486)   (19,300)
                                                --------   --------   --------   --------   --------
     Net operating profit less
       adjusted taxes............                  7,384      8,151      7,806     11,716     16,508
  Add: depreciation and
     amortization................                 38,374     38,814     39,264     39,722     40,189
                                                --------   --------   --------   --------   --------
     Gross cash flow.............                 45,758     46,965     47,070     51,438     56,697
  Required capital
     expenditures................                (17,298)   (18,227)   (18,522)   (18,544)   (19,302)
  Estimated working capital
     changes.....................                 (3,223)      (504)       469     (2,233)    (2,917)
                                                --------   --------   --------   --------   --------
Cash flow available to all
  holders of capital.............                 25,237     28,234     29,017     30,661     34,478
Prorate 2005F cash flow available
  to all holders of capital......                 21,031
PRESENT VALUE OF PRO-FORMA CASH
  FLOWS:
  Weighted average cost of
     capital.....................         7.7%
  Fraction of a year to
     discount....................                   5/12     1 4/12     2 4/12     3 4/12     4 4/12
  PV of free cash flow...........                 20,394     25,589     24,427     23,975     25,041
RESIDUAL PRESENT VALUE:
  Residual year free cash flow...      35,355
  Residual year free cash flow
     growth rate assumption......        2.55%
  Residual year capitalization
     rate (WACC -- assumed
     growth).....................        5.11%
  Residual value.................     674,281
                                   ----------
Residual present value...........     471,983
NET PRESENT VALUE:
  Present value of free cash
     flows.......................     119,425
  Cash...........................     394,455
  Present value of debt
     outstanding.................       8,396
  Market value of holdings in
     Canadian Group..............     136,406
                                   ----------
Net present value................   1,113,873     High       Low
                                   ----------   --------   --------
ESTIMATED VALUE PER SHARE........  $    12.28   $  12.84   $  11.81
                                   ----------   --------   --------

(GMP LOGO)

               APPENDIX 11 -- HOLLINGER ESTIMATED NET ASSET VALUE

            HOLLINGER INC. ESTIMATED NET ASSET VALUE BASED VALUATION
                                At March 1, 2005
                       (In thousands, except share data)

                                                                 HIGH            LOW
                                                              -----------    -----------
                                         ASSETS
CURRENT:
  Cash......................................................  $    65,614    $    65,614
  Cash from International dividend..........................       55,532         55,532
  Accounts receivable.......................................        1,051          1,051
  Amounts due from related parties..........................       72,127         72,127
  Prepaid expenses..........................................        1,148          1,148
OTHER:
Investments in Hollinger International Inc. (1).............      221,463        209,686
Other investments...........................................       33,955         33,955
Property and equipment......................................          895            895
Deferred financing costs and other assets...................            0              0
Future income tax asset.....................................       28,522         28,522
                                                              -----------    -----------
TOTAL ASSETS................................................  $   480,308    $   468,531
                                                              ===========    ===========
                                      LIABILITIES
CURRENT:
Accounts payable and accrued expenses.......................  $    32,646    $    32,646
Amounts due to related parties..............................       28,183         28,183
LONG-TERM:
Long-term debt..............................................      111,381        111,381
Amounts due to related parties..............................       25,738         25,738
Other liabilities and deferred credits......................          697            697
                                                              -----------    -----------
TOTAL LIABILITIES...........................................  $   198,645    $   198,645
                                                              ===========    ===========
NET ASSET VALUE.............................................      281,663        269,886
Retractable common shares outstanding.......................   34,945,776     34,945,776
NET VALUE PER SHARE.........................................  $      8.06    $      7.72

---------------

Note:

(1) This amount excludes the value of Class A Shares of International held for exchange of Series II Preferred Shares of Hollinger.

(GMP LOGO)

           HOLLINGER INC. AND SUBSIDIARIES CONSOLIDATED CASH BALANCE
                                At March 1, 2005
                                 (in thousands)

                                                                US$          C$ (2)
                                                              -------        -------
CASH:
  Balance at February 28th, 2005 (1)........................  $54,994        $67,911
  Less: dividends owing to Series II Preferred shares from
     Special dividend paid January 18th, 2005 (3)...........   (1,859)        (2,296)
                                                              -------        -------
Balance at March 1, 2005....................................  $53,134        $65,614
                                                              =======        =======

---------------

Notes:

(1)  Cash balance taken from schedule provided by Hollinger Inc.

(2)  Converted at US$0.8098/$.

(3)  This amount due to the Series II Preferred Shares.

             HOLLINGER INC. MARCH 1, 2005 SPECIAL DIVIDEND SCHEDULE
                                At March 1, 2005
                                 (in thousands)

                                                                US$     C$ (1)
                                                              -------   -------
Special dividend paid March 1, 2005 (2).....................  $44,970   $55,532

---------------

Notes:

(1)  Converted to C$ at US$0.8098/$.

(2) Based on 14,990,000 Class B Shares of International at US$3.00 per share. Hollinger Inc. expects to recover withholding tax therefore no 5% withholding tax deducted from these amounts.

           HOLLINGER INC. INVESTMENTS IN HOLLINGER INTERNATIONAL INC.
                                At March 1, 2005
                    (In thousands, except per share amounts)

                                                                HIGH       LOW
                                                              --------   --------
Value per Class B shares of Hollinger International Inc.
  (1).......................................................  $  14.77   $  13.99
Value of 14,990,000 Class B Shares held (2).................  $221,463   $209,686

---------------

Notes:

(1)  Converted at US$0.8098/$.

(2) Withholding tax of 5% is not removed from distribution. The Company expects to recover withholding tax amounts.

                        HOLLINGER INC. OTHER INVESTMENTS
                                At March 1, 2005
                                 (In thousands)

Investment in Hollinger Canadian Newspapers L.P. (1)........    $   159
Cayman Free Press (2).......................................      3,670
Domgroup Real Estate........................................     30,126
                                                                -------
                                                                $33,955
                                                                =======

---------------

Notes:

(1)  150,000 units owned @ market of $1.06 per unit.

(2) See September 30, 2004 Consolidated Statement of Net Assets Note 5. this asset was accounted for using the equity method and was written down by 50% based on Hollinger Inc.'s estimate of damage that occurred to the property and buildings owned by Cayman Free Press.

(GMP LOGO)

                     HOLLINGER INC. PROPERTY AND EQUIPMENT
                                At March 1, 2005
                                 (In thousands)

Machinery, equipment and other..............................    $4,008
Less: accumulated depreciation and amortization.............     3,113
                                                                ------
                                                                $  895
                                                                ======

            HOLLINGER INC. DEFERRED FINANCING COSTS AND OTHER ASSETS
                                At March 1, 2005
                                 (In thousands)

Deferred financing costs (1)................................    $  0
Other assets (2)............................................       0
                                                                ----
                                                                $  0
                                                                ====

---------------

Notes:

(1)  Deferred financing costs are valued at zero.

(2) There are no other assets, other than deferred financing costs. [Source Hollinger Inc. management.]

                          HOLLINGER INC. FUTURE TAXES
                                At March 1, 2005
                                 (In thousands)

Future tax assets:
  Net operating loss carry forwards.........................    $23,434
  Compensation and accrued pension..........................        245
  Investments...............................................      1,860
  Other.....................................................      4,304
                                                                -------
Gross future tax assets.....................................     29,843
                                                                -------
Less valuation allowance....................................          0
                                                                -------
Net future tax assets.......................................     29,843
                                                                -------
Future tax liabilities:
  Property and equipment principally due to differences in
     depreciation...........................................        306
  Investments (1)...........................................          0
  Other.....................................................      1,015
                                                                -------
Gross future tax liabilities................................      1,321
                                                                -------
Future income tax asset.....................................    $28,522
                                                                =======

---------------

(1) The September 30, 2004 NAV statement provided by the company contemplates a tax event on disposition. GMP's analysis contemplates no disposition.

                                   APPENDIX D

                 SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

     Following is a summary of the procedure set out in Section 190 of the CBCA to be followed by a Common Shareholder or a Preferred Shareholder who intends to dissent from the CS Consolidation Resolution and/or PS Consolidation Resolution, as applicable, approving the CS Consolidation and the PS Consolidation described in the accompanying Circular and who wishes to require the Corporation to acquire his or her Common Shares or Series II Preference Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the CS Consolidation Resolution and PS Consolidation Resolution are adopted.

     Section 190 of the CBCA provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that A SHAREHOLDER MAY ONLY EXERCISE THE RIGHT TO DISSENT UNDER SECTION 190 IN RESPECT OF SHARES WHICH ARE REGISTERED IN THAT SHAREHOLDER'S NAME. In many cases, shares beneficially owned by a person (a "NON-REGISTERED HOLDER") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

     IN ADDITION, SHAREHOLDERS WHO PREVIOUSLY SUBMITTED THEIR COMMON SHARES AND/OR SERIES II PREFERENCE SHARES FOR RETRACTION WHO WISH TO DISSENT SHOULD BE AWARE THAT SECTION 190 OF THE CBCA REQUIRES, AMONG OTHER THINGS, THAT A DISSENTING SHAREHOLDER HAVE A SHARE CERTIFICATE. ACCORDINGLY, IF YOU ARE SUCH A SHAREHOLDER, YOU MUST MAKE ARRANGEMENTS TO WITHDRAW YOUR RETRACTION REQUEST AND OBTAIN THE RETURN OF YOUR SHARE CERTIFICATE(S). IN ORDER TO EXERCISE YOUR WITHDRAWAL RIGHT, SHAREHOLDERS SHOULD CONTACT THE COMPUTERSHARE CALL CENTRE -- SHAREHOLDER SERVICES AT 1 (800) 564-6253.

     A registered holder of Common Shares who wishes to invoke the provisions of
Section 190 of the CBCA must send to the Corporation a written objection to the CS Consolidation Resolution (a "CS NOTICE OF DISSENT") at or before the time fixed for the shareholders' meeting at which the CS Consolidation Resolution is to be voted on. A registered holder of Series II Preference Shares who wishes to invoke the provisions of Section 190 of the CBCA must send to the Corporation a written objection to the CS Consolidation Resolution and/or PS Consolidation Resolution (a "PS NOTICE OF DISSENT", and together with the CS Notice of Dissent, a "NOTICE OF DISSENT") at or before the time fixed for the shareholders' meeting at which the CS Consolidation Resolution and PS Consolidation Resolution are to be voted on. The sending of a Notice of Dissent does not deprive a Registered Shareholder of his right to vote on the CS Consolidation Resolution or PS Consolidation Resolution, as applicable, but A VOTE EITHER IN PERSON OR BY PROXY AGAINST THE CS CONSOLIDATION RESOLUTION OR PS CONSOLIDATION RESOLUTION DOES NOT CONSTITUTE A NOTICE OF DISSENT. A VOTE IN FAVOUR OF THE CS CONSOLIDATION RESOLUTION OR PS CONSOLIDATION RESOLUTION, AS APPLICABLE, WILL DEPRIVE THE REGISTERED SHAREHOLDER OF FURTHER RIGHTS UNDER
SECTION 190 OF THE CBCA.

     Within ten days after the adoption of the CS Consolidation Resolution or PS Consolidation Resolution by the Common Shareholders and the Preferred Shareholders, respectively, the Corporation is required to notify in writing each Common Shareholder and Preferred Shareholder who has filed a Notice of Dissent and has not voted for the CS Consolidation Resolution or PS Consolidation Resolution, as applicable, or withdrawn his objection (a "DISSENTING SHAREHOLDER") that the CS Consolidation Resolution or PS Consolidation Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the CS Consolidation Resolution or PS Consolidation Resolution, as applicable or, if he does not receive such notice, within 20 days after he learns that the CS Consolidation Resolution or PS Consolidation Resolution, as applicable, has been adopted, send to the Corporation a written notice (the "DEMAND FOR PAYMENT") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

     If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he may lose his right to make a claim under Section 190 of the CBCA.

     After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under
Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the "OFFER TO PAY"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Corporation revoke the CS Consolidation Resolution or PS Consolidation Resolution, as applicable, relating to the CS Consolidation and PS Consolidation, respectively, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

     Not later than seven days after the later of the Effective Date of the CS Consolidation and PS Consolidation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within ten days after it has been accepted, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

     If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Corporation or the Dissenting Shareholder must be in the Province of Ontario or in the province in which the Dissenting Shareholder resides if the Corporation carries on business in that province.

     On an application to the court, the Corporation shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

     The court shall fix fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.

     THE ABOVE IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA, WHICH ARE TECHNICAL AND COMPLEX. THE FULL TEXT OF SECTION 190 OF THE CBCA IS ATTACHED AS APPENDIX E TO THIS CIRCULAR. IT IS SUGGESTED THAT A COMMON SHAREHOLDER OR PREFERRED SHAREHOLDER WISHING TO EXERCISE A RIGHT TO DISSENT SHOULD SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

                                   APPENDIX E

              SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

RIGHT TO DISSENT -- S.190(1)

(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

     (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

     (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

     (c)   amalgamate otherwise than under section 184;

     (d)   be continued under section 188;

     (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

     (f)   carry out a going-private transaction or a squeeze-out transaction.

FURTHER RIGHT -- S.190(2)

(2)  A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

IF ONE CLASS OF SHARES -- S.190(2.1)

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

PAYMENT FOR SHARES -- S.190(3)

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

NO PARTIAL DISSENT -- S.190(4)

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

OBJECTION -- S.190(5)

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

NOTICE OF RESOLUTION -- S.190(6)

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

DEMAND FOR PAYMENT -- S.190(7)

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

     (a)   the shareholder's name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c)   a demand for payment of the fair value of such shares.

SHARE CERTIFICATE -- S.190(8)

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

FORFEITURE -- S.190(9)

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

ENDORSING CERTIFICATE -- S.190(10)

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificate to the dissenting shareholder.

SUSPENDING OF RIGHTS -- S.190(11)

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

     (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

     (b)   the corporation fails to make an offer in accordance with subsection
           (12) and the shareholder withdraws the notice; or

     (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

OFFER TO PAY -- S.190(12)

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

     (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

     (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

SAME TERMS -- S.190(13)

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

PAYMENT -- S.190(14)

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection
     (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

CORPORATION MAY APPLY TO COURT -- S.190(15)

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

SHAREHOLDER APPLICATION TO COURT -- S.190(16)

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

VENUE -- S.190(17)

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

NO SECURITY FOR COSTS -- S.190(18)

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

PARTIES -- S.190(19)

(19) On an application to a court under subsection (15) or (16),

     (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

     (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

POWERS OF COURT -- S.190(20)

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

APPRAISERS -- S.190(21)

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair market value for the shares of the dissenting shareholders.

FINAL ORDER -- S.190(22)

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

INTEREST -- S.190(23)

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

NOTICE THAT SUBSECTION (26) APPLIES -- S.190(24)

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

EFFECT WHERE SUBSECTION (26) APPLIES -- S.190(25)

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

     (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

LIMITATION -- S.190(26)

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

     (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.